Exhibit 99.1

BARRICK

BARRICK GOLD CORPORATION

Notice of Annual Meeting of Shareholders

April 28, 2015

Information Circular

INSIDE THIS CIRCULAR

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LETTER FROM THE CHAIRMAN

Fellow Shareholders:

On behalf of the Board of Directors, it is my pleasure to invite you to attend Barrick’s Annual Meeting of Shareholders to be held on Tuesday, April 28, 2015 at 10:00 a.m., Toronto time, in the John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario. Barrick’s Board of Directors and Executive Team look forward to meeting you that day as we present the Company’s 2014 financial results, discuss the initiatives that are underway at Barrick and outline our plans for the future. We hope you can join us.

Please review this information circular before exercising your vote, as it contains important information relating to the business of the meeting. It is important that you exercise your vote in person or by submitting your proxy or voting instruction form. Your participation as a shareholder is very important to us.

If you cannot attend the meeting in person, you may view a live webcast of the meeting at Barrick’s website, www.barrick.com. The recorded version of the meeting will be available at Barrick’s website until the next Annual Meeting of Shareholders.

Sincerely,

JOHN L. THORNTON

CHAIRMAN

March 18, 2015

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NOTICE OF 2015 ANNUAL MEETING

WHEN	Tuesday, April 28, 2015 at 10:00 a.m. (Toronto time) (the Meeting).

WHERE	John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario.

WEBCAST	A live webcast of the Meeting will be available on our website at www.barrick.com.

INFORMATION IN THIS CIRCULAR

As a shareholder, it is very important that you read this material carefully and then vote your common shares of Barrick (Common Shares).

In this Circular, you, your and shareholder refer to the common shareholders of Barrick. We, us, our, the Company, and Barrick refer to Barrick Gold Corporation, unless otherwise indicated.

Information in this Circular is as of March 18, 2015, unless otherwise indicated. All references to US $ or $ are to U.S. dollars and all references to Cdn $ are to Canadian dollars. The annual average exchange rate for 2014 reported by the Bank of Canada was US $1.00 = Cdn $1.1045.

BUSINESS TO BE CONDUCTED AT THE MEETING

The Meeting will be held for the following purposes:

1.     Receiving financial statements of the Company for the year ended December 31, 2014 and the auditor’s report on those statements;

2.     Electing directors;

3.     Appointing auditors and authorizing the directors to set their remuneration;

4.     Considering and, if deemed appropriate, approving an advisory (non-binding) resolution on executive compensation; and

5.     Transacting any other business properly brought before the Meeting.

YOUR RIGHT TO VOTE

You are entitled to receive notice of and to vote at our Meeting, or any adjournment or postponement thereof, if you are a holder of Common Shares at the close of business on February 27, 2015.

You have the right to vote your Common Shares on items 2 through 4 listed above and any other items that may properly come before the Meeting or any adjournment or postponement thereof.

ATTENDING THE MEETING	If you are attending the meeting in person, you will need to register with our transfer agent CST Trust Company (CST) at the registration desk, before entering the Meeting.

APPROVAL OF THIS CIRCULAR	The Board of Directors of the Company (the Board of Directors or the Board) has approved the contents of this Notice and Circular and the sending of the Notice and Circular to our shareholders and to each of our directors and our auditors.

By Order of the Board of Directors,

Faith T. Teo Vice President, Assistant General Counsel and Secretary
March 18, 2015

VOTING AND OTHER IMPORTANT INFORMATION

MEETING MATERIALS

WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING THE ELECTRONIC AVAILABILITY OF THE COMPANY’S CIRCULAR INSTEAD OF RECEIVING A PAPER COPY?

Under notice-and-access rules adopted by the Canadian Securities Administrators, we are able to provide you with electronic access to our information circular for the Meeting (the Circular) and related proxy form instead of sending you a paper copy. This means delivery is more environmentally friendly, and paper use and the cost of printing and mailing materials to shareholders are significantly reduced. The notice you received provides instructions on how to access and review an electronic copy of our Circular. The notice also provides instructions on voting by proxy at the Meeting.

Shareholders can request a paper copy of the Circular at www.meetingdocuments.com/cst/abx or by calling CST toll-free at 1-888-433-6443 from Canada and the United States or collect at 416-682-3860.

WHY DID I RECEIVE A PAPER COPY OF THE CIRCULAR?

For those shareholders who have already provided instructions on their account to receive paper copies of our Circular, we are sending you a paper copy again this year. If you do not want to receive a paper copy of our Circular in the future, please contact your broker.

DELIVERY OF SECURITYHOLDER MATERIALS

The proxy materials are sent to our registered shareholders through our transfer agent, CST. We do not send our Circular and related proxy materials directly to non-registered shareholders, and instead use the services of Broadridge Investor Communication Corporation who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to objecting non-registered shareholders.

MEETING PROCEDURES

HOW MANY SHAREHOLDERS ARE NEEDED TO REACH A QUORUM?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in the aggregate, at least 25% of the issued and outstanding Common Shares entitled to be voted at the Meeting. On March 18, 2015, the Company had 1,164,669,708 Common Shares outstanding.

DOES ANY SHAREHOLDER BENEFICIALLY OWN 10% OR MORE OF BARRICK’S COMMON SHARES?

No. To the knowledge of the directors and senior officers of the Company, as of March 18, 2015, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to our outstanding Common Shares.

WILL COMPANY EMPLOYEES VOTE THEIR COMMON SHARES AT THE MEETING?

Employees of Barrick are entitled to vote Common Shares beneficially owned by them, including those held in our equity compensation plans, at the Meeting. As of March 18, 2015, less than 1% of Barrick’s Common Shares were beneficially owned by employees through our equity compensation plans.

VOTING PROCEDURES

AM I A REGISTERED OR NON-REGISTERED SHAREHOLDER?

You are a registered shareholder if you have a share certificate issued in your name or appear as the registered shareholder on the books of the Company.

You are a non-registered shareholder if your Common Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency or other institution).

If you are not sure whether you are a registered or a non-registered shareholder, please contact CST at:

Toll-free within Canada and the United States:

1-800-387-0825

Call collect: 416-682-3860

E-mail: inquiries@canstockta.com

Please follow the instructions below based on whether you are a registered or a non-registered shareholder.

HOW CAN I VOTE IF I AM A REGISTERED SHAREHOLDER?

Option 1 – By Proxy (Proxy Form)

A. Internet

•	Go to CST’s website at www.cstvotemyproxy.com and follow the instructions on screen.
•	You will need your 13-digit control number. You will find this number on your proxy form.

B. Telephone

•	Call 1-888-489-7352 (toll free in Canada and the United States) from a touch-tone phone and follow the instructions.
•	You will need your 13-digit control number. You will find this number on your proxy form.

If you vote by telephone, you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder.

C. Fax

•	Complete, sign and date your proxy form, and send all pages (in one transmission) by fax to 1-866-781-3111 (toll free in Canada and the United States) or 416-368-2502 (outside Canada and the United States).
•	Please see below, under the heading “How Will My Common Shares Be Voted If I Return A Proxy”, for more information.

D.	Mail

•	Complete, sign and date your proxy form, and return it in the envelope provided.
•	Please see below, under the heading “How Will My Common Shares Be Voted If I Return a Proxy?” for more information.

E.	Appointing another person to attend the Meeting and vote your Common Shares for you

•	You may appoint a person or company other than the directors and officers designated by the Company on your form of proxy to represent you and vote on your behalf at the Meeting.
•	To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form, and return it to CST as instructed.
•	This person or company does not have to be a shareholder.
•	Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.
•	At the Meeting, he or she should see a CST representative at the registration desk.
•	Please see below, under the heading “How Will My Common Shares Be Voted If I Return a Proxy?” for more information.

Option 2 – In Person at the Meeting

You do not need to complete or return your proxy form if you intend to vote in person at the meeting. In such case, you must see a representative of CST before entering the Meeting to register your attendance at the Meeting.

HOW CAN I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

Option 1 – By Proxy (Voting Instruction Form)

•	Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form from your intermediary.
•	You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax or by mail. To vote you should follow the instructions provided on your voting instruction form.
•	Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Common Shares to be voted, which you should complete, date, sign and return as directed on the form.

Option 2 – In Person At The Meeting

•	We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your Common Shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your Common Shares by printing your name in the space provided on your voting instruction form and submitted it as directed on the form.
•	You may also appoint someone else as the proxyholder for your Common Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form.
•	Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to CST before 5:00 p.m. (Toronto time) on Friday, April 24, 2015.
•	Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting.
•	You or your proxyholder must see a representative of CST before entering the Meeting to register your attendance at the Meeting.

In addition to the above, non-registered shareholders who do not object to their name being made known to the Company may be contacted by our proxy solicitors to assist in conveniently voting their shares directly by telephone. Barrick may also utilize the Broadridge QuickVote service to assist such shareholders with voting their shares. See also “Who is Soliciting My Proxy?” on page 4.

IS THERE A DEADLINE FOR MY PROXY TO BE RECEIVED?

Yes. Whether you vote by mail, telephone or Internet, your proxy must be received by no later than 5:00 p.m. (Toronto time) on Friday, April 24, 2015. If the Meeting is adjourned or postponed your proxy must be received by 5:00 p.m. (Toronto time) on the second-last business day before the reconvened Meeting. As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary sufficient time to forward this information to CST by this proxy cut-off deadline. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

HOW WILL MY COMMON SHARES BE VOTED IF I RETURN A PROXY?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Common Shares on each item of business according to your instructions. If you have appointed the designated officers of Barrick as your proxy and you do not provide them with instructions, they will vote your Common Shares as follows:

•	FOR the election of the nominee directors to the Board;
•	FOR the appointment of PricewaterhouseCoopers LLP as the Company’s auditors and the authorization of the directors to fix their remuneration; and
•	FOR the advisory resolution approving the Company’s approach to executive compensation.

WHAT HAPPENS IF THERE ARE AMENDMENTS, VARIATIONS OR OTHER MATTERS BROUGHT BEFORE THE MEETING?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 18, 2015, no director or senior officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

WHAT IF I CHANGE MY MIND?

You can revoke a vote you made by proxy by:

For All Shareholders

•	voting again on the Internet or by telephone before 5:00 p.m. (Toronto time) on Friday, April 24, 2015;
•	completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form you are changing and mailing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 5:00 p.m. (Toronto time) on Friday, April 24, 2015; or
•	by any other means permitted by law.

Additional Means for Registered Shareholders

•	sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 5:00 p.m. (Toronto time) on Friday, April 24, 2015; or
•	giving a notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or any adjournment.

WHO IS SOLICITING MY PROXY?

Your proxy is being solicited on behalf of the Company’s management. Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of the Company.

In addition, we have retained the services of Kingsdale Shareholder Services (Kingsdale) and MacKenzie Partners, Inc. (MacKenzie) to assist in soliciting proxies by mail and telephone in the United States and Canada for estimated aggregate fees of $125,000. The respective contractual arrangements with Kingsdale and MacKenzie provide for additional fees to be payable in certain circumstances. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by the Company. Barrick will reimburse brokers and other entities for costs incurred by them in mailing Meeting materials to beneficial owners of Common Shares.

IS MY VOTE BY PROXY CONFIDENTIAL?

Yes. All proxies are received, counted and tabulated independently by our transfer agent, CST, in a way that preserves the confidentiality of individual shareholders’ votes, except:

•	as necessary to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders or to determine the validity of the proxy;
•	in the event of a proxy contest; or
•	in the event a shareholder has made a written comment on the proxy intended for management.

NEED HELP CASTING YOUR VOTE?

For assistance with casting your vote, please contact Kingsdale or MacKenzie:

Kingsdale

Toll-free within Canada and the United States:

1-866-851-2571

Call collect: 416-867-2271

E-mail: contactus@kingsdaleshareholder.com

MacKenzie

Toll-free within Canada and the United States:

1-800-322-2885

Call collect: 212-929-5500

E-mail: proxy@mackenziepartners.com

OTHER IMPORTANT INFORMATION

HOW DO I MAKE A SHAREHOLDER PROPOSAL AT THE NEXT ANNUAL MEETING?

Proposed resolutions for the next annual meeting of the Company’s shareholders must be submitted by February 28, 2016.

HOW DO I NOMINATE A CANDIDATE FOR ELECTION AS A DIRECTOR AT THE MEETING?

Barrick’s By-law No. 2 (the Advance Notice By-Law), which sets out advance notice requirements for director nominations, was confirmed by shareholders at the 2014 annual and special meeting of shareholders. The Advance Notice By-Law sets forth a procedure requiring advance notice to the Company by any shareholder who intends to nominate any person for election as director of the Company other than pursuant to (a) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the OBCA), or (b) a shareholder proposal made pursuant to the provisions of the OBCA. Among other things, the Advance Notice By-Law fixes a deadline by which shareholders must notify the Company of their intention to nominate directors and sets out the information that shareholders must provide in the notice for it to be valid. These requirements are intended to provide all shareholders with the opportunity to evaluate and review the proposed candidates and vote on an informed and timely manner regarding said nominees. The Advance Notice By-Law is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. As of March 18, 2015, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the Advance Notice By-Law.

WHERE CAN I REVIEW FINANCIAL INFORMATION RELATING TO THE COMPANY?

Our financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2014, and related Management Discussion & Analysis, both of which can be found in our 2014 Annual Report.

HOW DO I OBTAIN COPIES OF THE COMPANY’S DISCLOSURE DOCUMENTS?

If you would like to receive our 2015 Annual Report by mail next year, you should elect this option by checking the box included on your form of proxy or your voting instruction form.

If you have not previously indicated that you would like to receive our 2014 Annual Report by mail and would like to receive a copy, please contact CST:

Toll-free within Canada and the United States:

1-800-387-0825

Call collect: 416-682-3860

Fax: 1-888-249-6189 in Canada and the United States

          or 514-985-8843 in all other countries

E-mail: inquiries@canstockta.com

Barrick will provide to any person, on request to our Investor Relations Department, a copy of our 2014 Annual Report, our latest Annual Information Form and the Information Circular for our last Annual Meeting of Shareholders.

For information on obtaining a paper copy of this Circular, please see “Why did I Receive a Notice in the Mail Regarding the Electronic Availability of the Company’s Circular Instead of Receiving a Paper Copy?”.

Our public disclosure documents are always available at www.barrick.com, www.sedar.com and www.sec.gov.

HOW DO I REACH THE COMPANY IF I HAVE MORE QUESTIONS?

Our Investor Relations Department may be reached at:

Toll-free within Canada and the United States:

1-800-720-7415

Call collect: 416-861-9911

Fax: 416-861-0727

Email: investor@barrick.com

By mail:

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street

P.O. Box 212

Toronto, Ontario M5J 2S1

Canada

FORWARD-LOOKING INFORMATION

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as ‘‘will’’, “expects”, ‘‘intends’’, ‘‘plans’’ or “believes” and similar expressions, as they relate to the Company. In particular, the Circular contains forward-looking information pertaining to the belief of management that the Company will revitalize as a substantially leaner, more agile organization that can deliver strong returns and free cash flow growth throughout commodity cycles (see “Report on Executive Compensation – Compensation Discussion and Analysis – Shareholder Return Performance Graphs” on page 50 below) and the expectation that over time Barrick will have a higher return on invested capital (see “Report on Executive Compensation – 2014 Compensation of Named Executive Officers – 2014 Long-Term Company Scorecard – Financial Performance Measures – Return on Invested Capital” on page 54). These statements are based on the reasonable assumptions, estimates, analysis and opinions of management made in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from those anticipated, estimated or intended. Forward-looking information contained herein is made as of the date of this Circular and, other than as required by securities law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise unless so required by applicable securities laws.

BUSINESS OF THE MEETING

1.	BARRICK’S FINANCIAL STATEMENTS

We will place before the Meeting our consolidated financial statements, including the related auditors’ report, for the year ended December 31, 2014. Our financial statements are included in our 2014 Annual Report. The 2014 Annual Report will be mailed to shareholders who requested a copy. Our financial statements will also be available on our website at www.barrick.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

2.	ELECTING DIRECTORS

GENERAL

You will be electing a Board of Directors consisting of 13 members. Please refer to the section entitled “Directors – About Our Nominees” on page 12 of this Circular for more information on the individual nominees. Directors appointed at the Meeting will serve until the end of our next annual shareholder meeting, or until their resignation, if earlier.

In furtherance of the Company’s Board renewal efforts which were originally announced in December 2013, four first time independent directors were elected at the 2014 Annual Meeting of Shareholders. Since then, two additional independent directors were appointed to the Board and will be up for election for the first time. As a result, 10 of the 13 director nominees (77%) are independent. See the section of this Circular entitled “Our Corporate Governance Initiatives” on page 8 for a detailed discussion of our Board renewal and corporate governance initiatives.

MAJORITY VOTING

Barrick has adopted a majority voting policy in its Corporate Governance Guidelines. Any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favour of their election must promptly tender his or her resignation to the Chairman of the Board. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the resignation must be accepted absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce such decision by press release. The director will not participate in any Committee or Board deliberations relating to the resignation offer.

If John Thornton, Brett Harvey, Kelvin Dushnisky or Jim Gowans is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the election of the 13 directors whose names and biographies are set forth on pages 12 to 18 of this Circular. If a proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

3.	APPOINTING THE AUDITORS

PricewaterhouseCoopers LLP have been our external auditors since 1983. The Board, on the recommendation of the Audit Committee, recommends that PricewaterhouseCoopers LLP be reappointed as auditors and that the Board be authorized to set the auditor’s remuneration. The audit firm appointed at the Meeting will serve until the end of the Company’s next annual general shareholder meeting.

As part of the Company’s corporate governance practices, the Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Barrick’s auditors. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised through engaging them for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific services. All services performed by Barrick’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

SUMMARY OF BILLINGS AND SERVICES BY THE EXTERNAL AUDITORS FOR 2014 AND 2013

Aggregate fees paid to PricewaterhouseCoopers for the fiscal years ended December 31, 2014 and 2013 were as follows:

Fees in millions of dollars(1)	2014	2013
Audit fees(2)	$10.2	$11.1
Audit-related fees(3)	1.2	0.8
Tax compliance and advisory fees(4)	0.8	0.9
All other fees(5)	0.3	0.1

Total	$12.5	$12.9

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange (SEC) definitions.

(2)	Audit fees include fees for services rendered by the external auditors in relation to the audit and review of Barrick’s financial statements and in connection with the Company’s statutory and regulatory filings. The decrease in audit fees in 2014 compared to 2013 is primarily related to certain statutory audits that were performed in 2013 but not required in 2014.

(3)	In 2014, audit-related fees primarily related to services in connection with transactions ($0.5 million) and a change in the Company’s information technology system ($0.2 million). In 2013, audit-related fees primarily related to services in connection with the Company’s equity offering ($0.3 million) and the Company’s tender offer for certain debt securities ($0.2 million).

(4)	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

(5)	In 2014, other fees primarily related to training services provided in South America. In 2013, other fees related to various miscellaneous activities.

THE BOARD RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AND THE AUTHORIZATION OF THE BOARD TO SET THE AUDITOR’S REMUNERATION. If John Thornton, Brett Harvey, Kelvin Dushnisky or Jim Gowans is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the appointment of PricewaterhouseCoopers LLP as auditors and the authorization of the Board of Directors to set the auditor’s remuneration.

4.	SAY ON PAY ADVISORY VOTE

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback from shareholders on our approach to executive compensation. Shareholders have the opportunity to vote “For” or “Against” the Company’s approach to executive compensation through the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Information Circular relating to the 2015 annual meeting of shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board and the Compensation Committee will consider the outcome of the vote as part of their ongoing review of executive compensation. The Company plans to hold an advisory shareholder vote on our approach to executive compensation on an annual basis.

In 2014 and early 2015, we engaged extensively with shareholders to solicit their views on executive compensation and corporate governance practices. We believe our new compensation approach implemented in 2014 features the most shareholder-friendly long-term compensation program of any Canadian company today. Our system is based on the simple principle that our leaders should be owners, ensuring that the interests of our leaders and our shareholders are one and the same. All awards will be granted based on performance. Our executives are graded against a transparent scorecard developed by our Compensation Committee and disclosed to shareholders in advance. A majority of the compensation we award to executives will be long-term in nature, in units that ultimately convert into Common Shares after a three-year vesting period. These Common Shares cannot be sold until an executive retires or leaves the Company. Our new compensation program is described in detail under the heading “Report on Executive Compensation” beginning on page 36 of this Circular.

THE BOARD RECOMMENDS A VOTE “FOR” THE ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION. If John Thornton, Brett Harvey, Kelvin Dushnisky or Jim Gowans is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the adoption of the advisory resolution on executive compensation.

5.	OTHER BUSINESS

Following the conclusion of the formal business to be conducted at the Meeting, we will:

•	provide an update on our business operations; and

•	invite questions and comments from shareholders.

As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Common Shares on these items as he or she sees fit.

OUR CORPORATE GOVERNANCE INITIATIVES

The Board of Directors is committed to acting in the best interests of the Company and its shareholders. The Board of Directors fulfills its role directly and through its standing committees which are focused on the performance of the Company and the continued improvement of our corporate governance practices. In support of these objectives, the Board continuously reviews and seeks to enhance its corporate governance practices. Detailed information on the Audit, Compensation, Corporate Governance and Nominating, Corporate Responsibility, and Risk Committees can be found under the heading “Committees of the Board” on page 21 of this Circular.

Schedule A of this Circular contains a detailed description of our corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators (the Canadian Guidelines), the Toronto Stock Exchange and the New York Stock Exchange (the NYSE Standards).

Barrick’s key corporate governance policies and strengths include the following:

BOARD AND GOVERNANCE INFORMATION

Size of Board	13
Number of Independent Directors (%)	10 (77%)
Fully Independent Audit, Compensation and Corporate Governance and Nominating Committees	YES
Majority of Independent Directors on All Other Committees	YES
Annual Election of Directors	YES
Average Tenure of Director Nominees	7 YEARS
Average Age of Director Nominees	62 YEARS
Mandatory Term Limits for Directors	NO
Directors Elected Individually (not by slate)	YES
Majority Voting Policy for Directors	YES
Separate Board Chair & Co-Presidents	YES
Independent Lead Director	YES
In Camera Sessions of Independent Directors	YES
Board Interlocks Guidelines	YES
Share Ownership Policies for Directors and Executives	YES
Board Orientation/Education Program	YES
Code of Business Conduct and Ethics	YES
Annual Advisory Vote on Executive Compensation	YES
Formal Board Evaluation Process	YES
Dual-Class Shares	NO
Incentive Compensation Clawback Policy Applicable to Executives	YES

BOARD RENEWAL

In 2014, we continued our rejuvenation of the Board of Directors, completing our Chairman succession, significantly increasing the proportion of independent directors and adding vital new skills and experience that support our business objectives. On April 30, 2014, John Thornton was elected Chairman of the Board of Directors and four new independent directors were appointed. In July 2014, the Company implemented an innovative new management structure designed to support Barrick’s partnership culture while enabling the Company to meet the distinct demands of the mining industry in the 21st century. The Board also appointed two additional independent directors in July 2014, increasing the percentage of independent directors on the Board to 77%. This included Michael Evans, former Vice Chairman of Goldman Sachs and among the world’s foremost experts on capital markets, and Brian Greenspun, a prominent Nevada business leader and the Company’s first director from a State that accounts for nearly 40% of Barrick’s gold production.

Mr. Evans and Mr. Greenspun were identified as director candidates through a rigorous search and selection process overseen by our Corporate Governance and Nominating Committee. Barrick retained an external search firm, Egon Zehnder International Inc., to identify potential candidates. Candidates were also sourced through recommendations from various members of the Board, who consulted with business, political and other leaders in Canada, the United States and internationally, to come up with the most robust and high-quality candidate list possible. Throughout this process, the Committee considered the current composition of the Board, and assessed the ability of candidates to contribute to the effective oversight of the management of the Company. The Committee considered each candidate’s background, experience, skills and knowledge relative to the needs of the Company and carried out comprehensive due diligence to ensure they were free of any conflicts or relationships that could impair their independence. Once a short list was developed, Corporate Governance and Nominating Committee members interviewed candidates and sought the input of other Board members. Both Mr. Evans and Mr. Greenspun were recommended by the Corporate Governance and Nominating Committee and approved by the Board.

William Birchall, who is standing for re-election as a director at the Meeting, has been a director of the Company since its founding and Vice-Chairman since 2005. Mr. Birchall will step down as Vice-Chairman at the 2015 annual meeting of shareholders and will serve as non-executive director for one more year, retiring immediately prior to the 2016 annual meeting of shareholders.

During 2014, the Board also retained Professor John Coates of Harvard Law School and Professor Krishna Palepu of Harvard Business School to conduct an independent review of the annual performance assessment process used by the directors to assess the performance and effectiveness of the Board, its committees, and individual directors. Over a number of months, Professors Coates and Palepu conducted an in-depth assessment of Barrick’s board assessment process. This included interviews with Barrick Board members, a review of practices by other large public companies in Canada, the United States and the United Kingdom, and a review of research by academics, trade groups, interest organizations and quasi-government organizations on board and director evaluation and assessments. The review confirmed that Barrick’s current approach is consistent with leading organizations and companies today. To build on this strength, the Board adopted a number of refinements identified in the review to make our board assessment and evaluation systems state-of-the-art.

Barrick has also adopted a diversity policy reflecting the Company’s commitment to increasing diversity on the Board and in executive officer positions, see “Diversity Policy” on page 10.

The table below sets out the independence status of each of the director nominees.

INDEPENDENCE OF DIRECTOR NOMINEES(1)

Name	Executive Officer	Independent	Not Independent	Reason for Lack of Independence
C. William D. Birchall	✓		✓	Vice Chairman
Gustavo Cisneros		✓
J. Michael Evans		✓
Ned Goodman		✓
Brian L. Greenspun		✓
J. Brett Harvey		✓
Nancy H.O. Lockhart		✓
Dambisa Moyo		✓
Anthony Munk			✓	Family member of the former Chairman
David Naylor		✓
Steven J. Shapiro		✓
John L. Thornton	✓		✓	Chairman of the Board of Directors
Ernie L. Thrasher		✓

(1)	For further information regarding how the Board determined the independence of the nominees for director, please see “Schedule A – Statement of Corporate Governance Practices – Independence” on page A-5.

LEAD DIRECTOR

Mr. Brett Harvey was first selected as our Lead Director on December 30, 2013 by our independent directors. On February 18, 2015, our independent directors confirmed the selection of Mr. Harvey as our Lead Director. The Board has adopted a Lead Director position description to facilitate the functioning of the Board independently from management, to allow the Lead Director to serve as an independent leadership contact for directors and senior officers and to assist in maintaining and enhancing the quality of the Company’s corporate governance. Our Lead Director has, among others, the responsibility of consulting with the Chairman regarding the agenda and associated materials for Board meetings, chairing meetings of the independent directors and non-executive directors following each Board meeting (including special meetings) and participating in the annual performance evaluation of the Co-Presidents. He is also responsible for working in conjunction with the Corporate Governance and Nominating Committee to conduct the annual Board and individual directors assessment process. For further details about the Lead Director position, see “Statement of Corporate Governance Practices – Board Composition and Nomination of Directors – Board Leadership” beginning on page A-4.

OTHER CORPORATE GOVERNANCE INITIATIVES

Barrick has a strong commitment to best practices in corporate governance. In addition to the corporate governance initiatives reported in our 2014 Information Circular such as moving to a minimum two-thirds independence standard for our Board, we have implemented several new initiatives to enhance our efforts in this important area. These initiatives are highlighted below.

RENEWAL OF BOARD COMMITTEES

During 2014, the Board took steps to renew the membership and structure of its Board committees. With the addition of six new independent directors to the Board in 2014, the Board reconstituted the standing committees of the Board. As a result of the increased number of independent directors on the Board, the Corporate Responsibility Committee and the Risk Committee are comprised of a majority of independent directors and are chaired by independent directors. The Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee continue to be comprised exclusively of independent directors.

RENEWAL OF EXECUTIVE LEADERSHIP TEAM

In 2014, the Board implemented a new executive management structure, including the appointment of two Co-Presidents reflecting the interconnected nature and strategic importance of jointly managing day-to-day mining operations and Barrick’s relationships with host governments, local communities and other external stakeholders. As part of this new structure, Barrick eliminated the Chief Executive Officer role. In addition to the Co-Presidents, the Board has appointed other new members of the executive management team: Shaun Usmar, Senior Executive Vice President and Chief Financial Officer; Kevin Thomson, Senior Executive Vice President, Strategic Matters; Darian Rich, Executive Vice President, Talent Management; and Richard Williams, Chief of Staff. The structural changes put an even greater emphasis on operational excellence, strategy and our commitment to attract, retain and develop exceptional people. These changes have rejuvenated the leadership of Barrick and are directed at making Barrick the investment of choice among gold producers.

REVISED MAJORITY VOTING POLICY

On October 29, 2014, we amended our majority voting policy to reflect that where a director is not elected by the vote of a majority of the shares represented in an uncontested election of directors, the director must promptly tender his or her resignation and the Board must accept the resignation absent exceptional circumstances. Previously, it was open to the Board, in its sole discretion, to determine whether to accept such resignations.

DIVERSITY POLICY

In 2015, the Company adopted a written diversity policy which requires the Board and the Corporate Governance and Nominating Committee to take into consideration the level of representation of women on the Board and in senior leadership positions and to consider other diversity criteria more generally, such as age, ethnicity and geographical and industry background. For details see “Diversity Policy”, ”Board Diversity” and “Senior Leadership Diversity” beginning on page A-3 of Schedule A of this Circular.

REVIEW OF BOARD ASSESSMENT PROCESS

During 2014, the Board retained Professor John Coates of Harvard Law School and Professor Krishna Palepu of Harvard Business School to conduct an independent review of the annual performance assessment process used by the directors to assess the performance and effectiveness of the Board, its committees, and individual directors.

Over a number of months, Professors Coates and Palepu conducted an in-depth assessment of Barrick’s board assessment process. This included interviewing each of Barrick’s directors, conducting a survey of disclosed practices by other large public companies regarding board and director assessment and evaluation in Canada, the United States and the United Kingdom, and surveying current research by academics, trade groups, interest organizations and quasi-government organizations on board and director evaluation and assessments.

The Board has considered the results of the assessment and has determined that the annual assessment of the Board, its committees and individual directors through a combination of director questionnaires and in-depth interviews is consistent with the approach of leading organizations and companies today. To build on this strength, the Board adopted a number of refinements identified in the review to make our board assessment and evaluation systems state-of-the-art. The Board continues to believe that a rigorous multifaceted Board and director assessment process is a superior alternative to adopting age or term limits. For details on our Board assessment process see “Statement of Corporate Governance Practices – Annual Performance Assessments” on page A-8.

CLAWBACK POLICY

The Company has in place an Incentive Compensation Recoupment Policy (the Clawback Policy). Under the Clawback Policy, Barrick may recoup certain incentive compensation paid to executive officers and certain other officers and employees in cases of a material financial statement restatement. Amendments were made to the Clawback Policy in February 2015 to permit the Board of Directors to expand the scope of the individuals covered by the Clawback Policy to also include individuals who are not officers. For details see “Report on Executive Compensation – Compensation Discussion and Analysis – Compensation Risk Management – Clawback Policy” on page 48.

EXECUTIVE AND INDEPENDENT SESSIONS

The Company’s Corporate Governance Guidelines mandate that an in camera session follow every Board meeting (including special meetings) at which the independent directors and non-executive directors meet without management present. In addition, Barrick’s independent directors hold regular sessions at which the independent directors meet in the absence of non-independent directors. The Lead Director presides at each of these sessions.

BOARD EDUCATION

The Corporate Governance and Nominating Committee is responsible for reviewing the Company’s orientation and education program with respect to new directors. A summary of the Company’s existing orientation and education program is provided in our “Statement of Corporate Governance Practices” at page A-8.

In 2014, continuing education sessions were incorporated into most regularly scheduled Board meetings and certain committee meetings. These continuing education sessions included presentations from management and external experts and advisors to inform the Board of relevant developments in matters relevant to the Company and its business. Topics addressed at continuing education sessions in 2014 included, among others, in-depth presentations and reviews of mining, metallurgy and mine optimization, the process for determining resources and reserves, talent and people in the organization, strategic initiatives, and U.S. securities litigation. Directors may also attend relevant external education programs at Barrick’s expense.

SHAREHOLDER ENGAGEMENT

The Board is committed to engaging actively with our shareholders. Shareholders may provide feedback to our Board by writing to our Chairman, care of the Corporate Secretary, at the address set out below. Shareholders may also communicate directly with our independent directors by writing to our Lead Director, care of the Corporate Secretary.

Attention:

Corporate Secretary

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Fax: 416-861-2492

Email: corporatesecretary@barrick.com

DIRECTORS

ABOUT OUR NOMINEES

The following table sets forth for each nominee for election as director as of March 2, 2015: age; place of residence; present principal occupation and principal occupations held in the last five years, if different; a brief description of the nominee’s principal directorships, memberships and education; past directorships of publicly-traded companies during the preceding five years; key areas of expertise; the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised(1); the number of Deferred Share Units (DSUs) credited to the nominee; the number of Restricted Share Units (RSUs) credited to the nominee; the number of outstanding options held by the nominee under Barrick’s stock option plans (there have been no stock option grants to non-executive directors since 2003); whether the nominee meets Barrick’s share ownership requirement for directors or executive officers, as applicable (see “Report on Director Compensation and Equity Ownership – Director Share Ownership Requirements” on page 30); the date the nominee became a director of Barrick; membership on committees of the Board of Directors; record of attendance at meetings of the Board of Directors and its committees during 2014; previous voting results; and whether or not the Board of Directors has determined each nominee to be independent.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated for election as a director of the Company.

	William Birchall, 72(2) Toronto, Ontario, Canada Director since July 14, 1984 Non-Independent (Vice Chairman of Barrick)

Mr. Birchall is the Vice Chairman of Barrick. Mr. Birchall is the former Vice Chairman of Trizec Hahn Corporation, a real estate company. He is the President of the charitable William Birchall Foundation. Mr. Birchall graduated from Merchant Taylor’s School and is a Fellow of the United Kingdom Institute of Chartered Accountants.

Areas of Expertise:      Finance and Management

Metals and Mining

International Business

SECURITIES HELD
Common Shares	395,220(3)
DSUs	4,229
Options	200,000
Meets share ownership requirement for Vice Chairman
VOTING RESULTS
Year	For	Withheld
2014	93.8%	6.2%
2013	76.7%	23.3%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Rogers Communications Inc.	(2005 to Present	)
	Special	3 of 3
Committees:(4)
Corporate Responsibility		4 of 4
Risk		2 of 2
Finance		2 of 2
Overall Attendance		100%

(1)	Information on beneficial share ownership not within our knowledge was furnished by the respective nominees. Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.
(2)	Mr. Birchall will step down as Vice-Chairman at the 2015 annual meeting of shareholders and will serve as non-executive director for one more year, retiring immediately prior to the 2016 annual meeting of shareholders.
(3)	Mr. Birchall owns 375,000 Common Shares directly and 17,220 Common Shares indirectly through the William Birchall Foundation, of which he is the President. Mr. Birchall exercises control over 3,000 Common Shares owned by Elletoile Limited, which is owned by a family member.
(4)	Mr. Birchall became a member of the Risk Committee on April 30, 2014 and attended both meetings held after that date. Mr. Birchall was a member of the Finance Committee until April 30, 2014 when the Finance Committee was discontinued and replaced by the Risk Committee; he attended both meetings of the Finance Committee in 2014 held prior to that date.

	Gustavo Cisneros, 69 Santo Domingo, Dominican Republic Director since September 9, 2003 Independent

Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. Mr. Cisneros is a member of the advisory boards of a number of organizations and universities, including the United Nations Information and Communication Technologies (ICT) Task Force, Haiti Presidential International Advisory Board, The Americas Society and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Areas of Expertise:      Latin America

International Business

Media and Entertainment

Consumer Products

SECURITIES HELD
Common Shares	Nil
DSUs	63,725
Options	Nil
Meets share ownership requirement
VOTING RESULTS
Year	For	Withheld
2014	91.8%	8.2%
2013	73.1%	26.9%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 6	None
	Special	3 of 3
Committees:
Compensation		8 of 8
Corporate Governance and Nominating	(Chair)	8 of 8
Overall Attendance		96%

J. Michael Evans, 57 New York, New York, USA Director since July 30, 2014 Independent

Mr. Evans served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was chairman of the firm’s Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. He is chairman of the board of Right To Play USA and a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Areas of Expertise:      Finance and Management

Asia

International Business

Capital Markets

SECURITIES HELD
Common Shares	Nil
DSUs	6,989
Options	Nil
Has until July 30, 2019 to meet share ownership requirement
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors(5)	Regular	2 of 3	Alibaba Group Holding Limited	(2014 to Present)
	Special	Not Applicable
Committees:
Risk	(Chair)	Not Applicable
Overall Attendance		67%

(5)	Mr. Evans could not attend one board meeting due to conflicting scheduling commitments, which he made the Board aware of prior to joining as a director. Mr. Evans became a member of the Risk Committee on December 3, 2014. There were no meetings of this Committee in 2014 after that date. Mr. Evans became Chair of the Risk Committee on March 18, 2015.

Ned Goodman, 77 Toronto, Ontario, Canada Director since April 30, 2014 Independent

Mr. Goodman is the founder of Dundee Corporation, an independent asset management company focused in the areas of real estate and infrastructure, energy, resources and agriculture. From July 2014 to January 2015, Mr. Goodman was Chairman of Dundee Corporation and from June 1993 to July 2014 he was President and Chief Executive Officer of Dundee Corporation. Mr. Goodman is founder and benefactor of the Goodman Institute of Investment Management, a graduate school for investment management at Concordia University, the Goodman School of Business at Brock University and the Goodman School of Mines at Laurentian University. He is the Chancellor of Brock University, Chairman Emeritus of the Canadian Council of Christians and Jews, a Governor of Junior Achievement of Canada and a Trustee of the Fraser Institute. Mr. Goodman is also a founding director of the Roasters Foundation, The Goodman Family Foundation and Dynamic Fund Foundation. Mr. Goodman holds an undergraduate degree in geology from McGill University, a master’s degree in business administration from the University of Toronto and an honourary law degree from Concordia University.

Areas of Expertise:      Finance and Acquisitions

Metals and Mining

International Business

SECURITIES HELD
Common Shares	100,178(6)
DSUs	9,945
Options	Nil
Meets share ownership requirement
VOTING RESULTS
Year	For	Withheld
2014	96.8%	3.2%
2013	N/A	N/A
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 5	DREAM Unlimited Corp.	(2013 to Present )
	Special	1 of 1	Dundee Corporation	(1993 to Present )
Committees:(7)			Dundee International Real Estate Investment	(2013 to 2014)
Risk		2 of 2	Trust
Overall Attendance		100%	Wolfe Mining Corp.	(2013 to 2014)
			Excellon Resources Inc.	(2011, 2013 to 2014)
			360 VOX Corporation	(2010 to 2014)
			Ryan Gold Corp.	(2008 to 2014)
			Dundee Real Estate Investment Trust	(2003 to 2014)
			Dundee Energy Limited	(1996 to 2014)
			Eurogas International Inc.	(1996 to 2014)
			Dundee Capital Markets Inc.	(2010 to 2012)
			Dundee Precious Metals Inc.	(1983 to 2012)
			Breakwater Resources Inc.	(2004 to 2011)

(6)	Mr. Goodman owns 178 Common Shares directly. In addition, 100,000 Common Shares are controlled by Goodman & Company, Investment Counsel Inc., on behalf of investment funds and client accounts managed by it, over which Mr. Goodman has control or direction.
(7)	Mr. Goodman was a member and Chair of the Risk Committee from April 30, 2014 to March 18, 2015. He attended both meetings held in 2014.

	Brian L. Greenspun, 68 Henderson, Nevada, USA Director since July 30, 2014 Independent

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and undergraduate degree from Georgetown University.

Areas of Expertise:      Business and Management

Nevada

Media and Entertainment

SECURITIES HELD
Common Shares	31,185
DSUs	5,242
Options	Nil
Has until July 30, 2019 to meet share ownership requirement
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors(8)	Regular	2 of 3	None
	Special	Not Applicable
Committees:
Corporate Governance and Nominating		Not Applicable
Corporate Responsibility		2 of 2
Overall Attendance		80%

(8)	Mr. Greenspun could not attend one board meeting due to conflicting scheduling commitments, which he made the Board aware of prior to joining as a director. Mr. Greenspun became a member of the Corporate Governance and Nominating Committee on December 3, 2014. There were no meetings of this Committee after that date. Mr. Greenspun became a member of the Corporate Responsibility Committee on December 3, 2014. He attended both meetings in 2014 after that date.

	J. Brett Harvey, 64 Canonsburg, Pennsylvania, USA Director since December 15, 2005 Independent Lead Director

Mr. Harvey is Chairman of CONSOL Energy Inc., a coal, gas and energy services company. He was CONSOL Energy Inc.’s Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. Mr. Harvey is a member of the National Executive Board of the Boy Scouts of America and a director and past chairman of the Laurel Highlands Council of the Boy Scouts. He holds an undergraduate degree in mining engineering from the University of Utah.

Areas of Expertise:      Metals and Mining

Coal, Oil and Gas

Environment

Finance and Management

SECURITIES HELD
Common Shares	22,675
DSUs	36,782
Options	Nil
Meets share ownership requirement
VOTING RESULTS
Year	For	Withheld
2014	90.2%	9.8%
2013	72.1%	27.9%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Allegheny Technologies Inc. CONSOL Energy Inc. CNX Gas Corporation(9)	(2007 to Present (1998 to Present (2005 to 2010	) ) )
	Special	3 of 3
Committees:
Compensation	(Chair)	8 of 8
Overall Attendance		100%

(9)	CNX Gas Corporation was previously a public company and became a private company in 2010. Mr. Harvey remained a director of CNX Gas Corporation until May 2014.

Nancy H.O. Lockhart, 60 Toronto, Ontario, Canada Director since April 30, 2014 Independent

Ms. Lockhart is a Corporate Director. She was the Chief Administrative Officer of Frum Development Group, a property development and management company, from 1995 to September 2013. She is also a member of the Sotheby’s Canada Advisory Board. Ms. Lockhart is a director of the Centre for Addiction and Mental Health Foundation, Loran Scholars Foundation and Royal Conservatory of Music and the Chair of Crow’s Theatre Company. She is a past director of the Canada Deposit Insurance Corporation.

Areas of Expertise:      Administration and Management

Consumer Products

SECURITIES HELD
Common Shares		Nil
DSUs		9,945
Options		Nil

Has until April 30, 2019 to meet share ownership requirement
VOTING RESULTS
Year	For	Withheld
2014	97.9%	2.1%
2013	N/A	N/A
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 5	Atrium Mortgage Investment Corporation Gluskin Sheff & Associates Inc. Loblaw Companies Limited	(2013 to Present (2013 to Present (2005 to Present	) ) )
	Special	1 of 1
Committees:(10)
Corporate Governance and Nominating		4 of 4
Corporate Responsibility	(Chair)	2 of 2
Risk		1 of 1
Overall Attendance		100%

(10)	Ms. Lockhart became a member of the Corporate Governance and Nominating Committee on April 30, 2014 and attended all four meetings held after that date. Ms. Lockhart became a member and Chair of the Corporate Responsibility Committee effective July 30, 2014 and attended both meetings held after that date. Ms. Lockhart was member of the Risk Committee from April 30, 2014 to July 30, 2014 and attended the one meeting held during this period.

Dambisa Moyo, 46 London, United Kingdom Director since April 27, 2011 Independent

Dr. Moyo is an international economist and commentator on the global economy. Dr. Moyo worked at the World Bank from 1993 to 1995 and at Goldman Sachs from 2001 to 2008 where she worked in debt capital markets, hedge fund coverage and as an economist in the global macroeconomics team. Dr. Moyo holds an undergraduate degree and a master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government and a doctorate in economics from Oxford University.

Areas of Expertise:      African Region

Corporate Social Responsibility

Finance and Management

SECURITIES HELD
Common Shares	Nil
DSUs	18,089
Options	Nil
Has until April 26, 2016 to meet share ownership requirement
VOTING RESULTS
Year	For	Withheld
2014	97.0%	3.0%
2013	91.8%	8.2%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Barclays Bank PLC	(2010 to Present	)
	Special	3 of 3	SABMiller PLC	(2009 to Present	)
Committees:(11)			Lundin Petroleum AB	(2009 to 2012)
Audit Committee		5 of 5
Corporate Governance and Nominating		8 of 8
Corporate Responsibility		2 of 2
Risk		2 of 2
Overall Attendance		100%

(11)	Dr. Moyo became a member of the Risk Committee on April 30, 2014 and attended both meetings held after that date. Dr. Moyo ceased to be a member of the Corporate Responsibility Committee on April 30, 2014; she attended both of the meetings held in 2014 prior to that date.

	Anthony Munk, 54 Toronto, Ontario, Canada Director since December 10, 1996 Non-Independent (member of the immediate family of the former Chairman)

Mr. Anthony Munk has been a Senior Managing Director of Onex Corporation, a leading North American private equity firm, since 2013. Prior to 2013, he was a Managing Director of Onex Corporation. Mr. Munk is a director of JELD-WEN Holding, Inc. and the Aurea Foundation, and was formerly a director of RSI Home Products Inc. and Chairman of the Board of Husky Injection Molding Systems Ltd., which are private companies. He is also a director of the public company, Cineplex Inc. Mr. Munk holds an undergraduate degree from Queen’s University.

Areas of Expertise:       Finance and Acquisitions

SECURITIES HELD
Common Shares	5,000
DSUs	52,334
Options	Nil
Meets share ownership requirement
VOTING RESULTS
Year	For	Withheld
2014	94.1%	5.9%
2013	76.0%	24.0%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Cineplex Inc.	(2003 to Present	)
	Special	3 of 3
Committees:(12)
Finance		2 of 2
Risk		2 of 2
Overall Attendance		100%

(12)	Mr. Munk became a member of the Risk Committee on April 30, 2014 and attended both meetings held after that date. Mr. Munk was a member of the Finance Committee until April 30, 2014 when the Finance Committee was discontinued and replaced by the Risk Committee; he attended both meetings of the Finance Committee in 2014 held prior to that date.

	C. David Naylor, 60 Toronto, Ontario, Canada Director since April 30, 2014 Independent

Dr. Naylor is Professor of Medicine at the University of Toronto, Canada’s largest academic institution. President from 2005 to October 2013, Dr. Naylor was previously the Dean of the Faculty of Medicine of the University. From 2010 to 2011, he served on the Independent Panel on Federal Support to Research and Development of the Government of Canada. Dr. Naylor is a fellow of the Royal Society of Canada, a foreign associate of the U.S. Institute of Medicine, and an Officer of the Order of Canada. He has been a board member for several hospitals, foundations, and professional associations. Dr. Naylor holds a medical degree from the University of Toronto and a doctorate in social and administrative studies from Oxford University, where he was a Rhodes Scholar.

Areas of Expertise:     Administration and Management

Research and Development

Quantitative Analysis

Education

Public Policy

SECURITIES HELD
Common Shares	4,305
DSUs	9,945
Options	Nil

Has until April 30, 2019 to meet share ownership requirement
VOTING RESULTS
Year	For	Withheld
2014	96.6%	3.4%
2013	N/A	N/A
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 5	NorthWest International Healthcare Properties Real Estate Investment Trust	(2014 to Present	)
	Special	1 of 1
Committees:(13)
Audit		3 of 3
Risk		2 of 2
Overall Attendance		100%

(13)	Dr. Naylor became a member of the Audit Committee on April 30, 2014 and attended all three meetings held after that date. Dr. Naylor became a member of the Risk Committee on April 30, 2014 and attended both meetings held after that date.

	Steven J. Shapiro, 62 Silverthorne, Colorado, USA Director since September 1, 2004 Independent

Mr. Shapiro is a corporate director. He was formerly Executive Vice President, Finance and Corporate Development and a director of Burlington Resources, Inc., an oil and gas exploration and production company. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Areas of Expertise:     Oil and Gas

Finance and Management

SECURITIES HELD
Common Shares	23,000
DSUs	32,836
Options	Nil
Meets share ownership requirement
VOTING RESULTS
Year	For	Withheld
2014	92.4%	7.6%
2013	72.5%	27.5%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Asia Resource Minerals plc(14) El Paso Corporation	(2011 to 2014 (2006 to 2012	) )
	Special	3 of 3
Committees:
Audit	(Chair)	5 of 5
Compensation		8 of 8
Overall Attendance		100%

(14)	Trading on the London Stock Exchange of the voting ordinary shares of Bumi plc (which changed its name to Asia Resource Minerals plc on December 17, 2013) was suspended by the United Kingdom Financial Conduct Authority (the FCA) from April 22, 2013 to July 22, 2013. Bumi plc voluntarily requested this temporary trading suspension pending clarification of the company’s financial position on the publication of its audited full year results for the year ended December 31, 2012. Trading in the voting ordinary shares of Bumi plc resumed on July 22, 2013, following the publication of its audited full year results for 2012 and discussions with the FCA. Mr. Shapiro ceased to be a director of Asia Resource Minerals plc on June 5, 2014.

	John L. Thornton, 61 Palm Beach, Florida, USA Director since February 15, 2012 Non-Independent (Chairman of Barrick)

Mr. Thornton was appointed Chairman of Barrick on April 30, 2014. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor, Director of the Global Leadership Program, and Member of the Advisory Board at the Tsinghua University School of Economics and Management in Beijing. He is also Co-Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of the Goldman Sachs Group. Mr. Thornton is a trustee, advisory board member or member of, the China Investment Corporation (CIC), China Securities Regulatory Commission (CSRC), The Hotchkiss School, McKinsey Advisory Council, Morehouse College, and the African Leadership Academy. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University and a master’s degree from the Yale School of Management.

Areas of Expertise:      Finance and Management

China

International Business

SECURITIES HELD
Common Shares	1,010,100(15)
DSUs	1,111
Options	Nil
RSUs	64,086
Meets share ownership requirement for Chairman
VOTING RESULTS
Year	For	Withheld
2014	92.9%	7.1%
2013	83.7%	16.3%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	6 of 6	Ford Motor Company	(1996 to Present )
	Special	3 of 3	China Unicom (Hong Kong) Limited	(2008 to 2015)
Committees:(16)			HSBC Holdings plc	(2008 to 2013)
Corporate Responsibility		2 of 2	News Corporation	(2004 to 2012)
Overall Attendance		100%	Intel Corporation	(2003 to 2010)

(15)	Mr. Thornton owns 554,400 Common Shares directly and 33,220 Common Shares indirectly through a Rollover IRA. Mr. Thornton exercises control or direction over 240,600 Common Shares held in the names of his wife and children. In addition, 181,880 Common Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee; Mr. Thornton does not have beneficial interest in or control over these Common Shares held in trust.
(16)	Mr. Thornton ceased to be a member of the Corporate Responsibility Committee on April 30, 2014 and attended both of the meetings held prior to that date.

Ernie L. Thrasher, 59 Latrobe, Pennsylvania, USA Director since April 30, 2014 Independent

Mr. Thrasher is the founder, Chief Executive Officer and Chief Marketing Officer of Xcoal Energy & Resources, a global coal products supplier. He is the former President of AMCI Export Corporation and Executive Vice-President, Marketing of AMCI International (both coal products suppliers). Mr. Thrasher is also a member of the Council on Foreign Relations (USA) and a director on the National Committee on United States-China Relations.

Areas of Expertise:      Metals and Mining

Coal

International Business

SECURITIES HELD
Common Shares	50,000
DSUs	9,945
Options	Nil

Meets share ownership requirement
VOTING RESULTS
Year	For	Withheld
2014	98.0%	2.0%
2013	N/A	N/A
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 5	None
	Special	1 of 1
Committees:(17)
Audit		3 of 3
Compensation		4 of 4
Corporate Responsibility		2 of 2
Overall Attendance		100%

(17)	Mr. Thrasher became a member of the Audit Committee on April 30, 2014 and attended all three meetings held after that date. Mr. Thrasher became a member of the Compensation Committee on April 30, 2014 and attended all four meetings held after that date. Mr. Thrasher became a member of the Corporate Responsibility Committee on July 30, 2014 and attended both meetings held after that date.

ATTENDANCE IN 2014

Below is a summary of attendance by all directors at Board and committee meetings held during 2014. Meeting attendance for each current nominee is reported above and summarized in the table below. All directors then in office attended our 2014 annual meeting of shareholders.

Board/Committee	Number of Meetings	Attendance at all Meetings
Board (regular)	6	92%
Board (special)	3	94%
Audit Committee	5	100%
Compensation Committee	8	100%
Corporate Governance and Nominating Committee	8	100%
Corporate Responsibility Committee	4	100%
Finance Committee(1)	2	100%
Risk Committee(1)	2	100%
Total number of meetings held	38	97%

(1)	The Risk Committee was established on April 30, 2014. The Finance Committee was discontinued on that date as its mandate overlapped with that of the Risk Committee.

We believe that an active board governs more effectively. We expect directors to make every reasonable effort to attend all meetings of the Board and committees of which they are members and the annual meeting of shareholders. Directors may participate by teleconference if they cannot attend in person. Subject to extenuating circumstances, directors are expected to attend a minimum of 75% of all Board and committee meetings. The table below summarizes the number of Board and committee meetings attended by each director during 2014. The directors’ attendance records are also included in the director profiles under “Directors – About our Nominees” beginning on page 12.

2014 ATTENDANCE OF DIRECTORS STANDING FOR ELECTION

	2014 Board Meetings				2014 Committee Meetings		2014 Total Board and Committee Meetings
	Regular/Quarterly		Special
Director	No. of Meetings	Attended	No. of Meetings	Attended	No. of Meetings	Attended	No. of Meetings	Attended
C.W.D. Birchall	6 of 6	100%	3 of 3	100%	8 of 8	100%	17 of 17	100%
G. Cisneros	5 of 6	83%	3 of 3	100%	16 of 16	100%	24 of 25	96%
J.M. Evans(1)	2 of 3	67%	N/A	N/A	N/A	N/A	2 of 3	67%
N. Goodman	5 of 5	100%	1 of 1	100%	2 of 2	100%	8 of 8	100%
B.L. Greenspun(1)	2 of 3	67%	N/A	N/A	2 of 2	100%	4 of 5	80%
J.B. Harvey	6 of 6	100%	3 of 3	100%	10 of 10	100%	19 of 19	100%
N.H.O. Lockhart	5 of 5	100%	1 of 1	100%	6 of 6	100%	12 of 12	100%
D. Moyo	6 of 6	100%	3 of 3	100%	17 of 17	100%	26 of 26	100%
A. Munk	6 of 6	100%	3 of 3	100%	4 of 4	100%	13 of 13	100%
C.D. Naylor	5 of 5	100%	1 of 1	100%	5 of 5	100%	11 of 11	100%
S.J. Shapiro	6 of 6	100%	3 of 3	100%	13 of 13	100%	22 of 22	100%
J.L. Thornton	6 of 6	100%	3 of 3	100%	2 of 2	100%	11 of 11	100%
E.L. Thrasher	5 of 5	100%	1 of 1	100%	9 of 9	100%	15 of 15	100%

(1)	Each of Mr. Evans and Mr. Greenspun could not attend one Board meeting due to conflicting scheduling commitments, which they made the Board aware of prior to joining as directors on July 30, 2014.

2014 ATTENDANCE OF FORMER DIRECTORS

	2014 Board Meetings				2014 Committee Meetings		2014 Total Board and Committee Meetings
	Regular/Quarterly		Special
Director	No. of Meetings	Attended	No. of Meetings	Attended	No. of Meetings	Attended	No. of Meetings	Attended
H.L. Beck(1)	1 of 1	100%	2 of 2	100%	7 of 7	100%	10 of 10	100%
B. Mulroney(1)	1 of 1	100%	1 of 2	50%	N/A	N/A	2 of 3	67%
P. Munk(1)	1 of 1	100%	2 of 2	100%	N/A	N/A	3 of 3	100%
J. Sokalsky(2)	2 of 4	50%	2 of 3	67%	2 of 2	100%	6 of 9	67%

(1)	Ceased to be a member of the Board on April 30, 2014.

(2)	Ceased to be a member of the Board on September 15, 2014.

COMMITTEES OF THE BOARD

The Board has established five standing committees, all of which have a written mandate. Consistent with the requirements of the Canadian Guidelines and the NYSE Standards, all the members of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are independent directors. The Corporate Responsibility Committee and the Risk Committee are comprised of a majority of independent directors and are chaired by independent directors.

Our committee mandates set out the composition requirements of each committee. Each committee mandate also provides a description of the role and responsibilities of the Chair of the committee, which include:

•	providing leadership to the committee and presiding over committee meetings;

•	working with the Chairman of the Board and/or Secretary, as appropriate, to establish the frequency and agendas of committee meetings;

•	facilitating the flow of information to and from the committee and fostering an environment in which committee members may ask questions and express their viewpoints;

•	reporting to the Board with respect to the activities of the committee and any recommendations of the committee; and

•	leading the committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate.

The committee mandates authorize each committee to, in its sole discretion, engage external advisors as necessary at the expense of Barrick. Since our last annual meeting, each committee has reviewed its mandate to ensure it reflects best practices and applicable regulatory requirements. All changes to committee mandates from time to time are approved by both the Corporate Governance and Nominating Committee and the Board.

The mandate for each of our committees is available at www.barrick.com/company/governance.

The following chart sets out the current members of the committees:

Committee	Members

Audit Committee	Steven Shapiro (Chair), Dambisa Moyo, David Naylor, Ernie Thrasher

Compensation Committee	Brett Harvey (Chair), Gustavo Cisneros, Steven Shapiro, Ernie Thrasher

Corporate Governance and Nominating Committee	Gustavo Cisneros (Chair), Brian Greenspun, Nancy Lockhart, Dambisa Moyo

Corporate Responsibility Committee	Nancy Lockhart (Chair), William Birchall, Brian Greenspun, Ernie Thrasher

Risk Committee	Michael Evans (Chair), William Birchall, Dambisa Moyo, Anthony Munk, David Naylor

COMMITTEE RENEWAL

On April 30, 2014, the Board constituted a new Risk Committee of the Board of Directors to enhance the Board’s oversight of the management of enterprise-level risks. The Risk Committee assists the Board in overseeing the Company’s management of enterprise risks and monitoring and reviewing the Company’s financial structure and financial risk management programs. Because of its overlapping mandate with the newly constituted Risk Committee, the Finance Committee was discontinued when the Risk Committee was established.

Committee membership rotates periodically. At least once per year, the Corporate Governance and Nominating Committee reviews the composition of committees and recommends committee members and Chairs to the Board for approval.

In light of the Board renewal process outlined above under the heading “Our Corporate Governance Initiatives” at page 8 and, in particular, the availability of six new independent directors to serve on committees, during 2014, the Corporate Governance and Nominating Committee reviewed and renewed the composition of each of the standing committees of the Board having regard to the competencies and skills of all of our directors. Our Corporate Responsibility Committee and Risk Committee are each comprised of a majority of independent directors and chaired by independent directors. Each of our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee continue to be comprised entirely of independent directors.

AUDIT COMMITTEE

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding:

•	the integrity of the Company’s accounting and financial reporting, transparency and integrity of its financial statements and other related public disclosure;

•	the Company’s internal controls over financial reporting;

•	the Company’s compliance with applicable legal and regulatory requirements relevant to the financial statements and financial reporting;

•	the qualifications, independence and appointment of the external auditors; and

•	the performance of the internal audit function and the external auditors.

The mandate of the Audit Committee requires all members of the Committee to be independent. The Committee has direct communication channels with the Company’s internal and external auditors. The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets separately with each of management, the head of internal audit and the external auditors and separately as a committee.

Members of the Audit Committee(1)

(1)	All members of the Committee are financially literate and at least one member has accounting or related financial management expertise. Members of the Audit Committee may not serve on more than two public company audit committees, including Barrick, without Board approval. No member of the Audit Committee currently serves on the audit committee of more than two publicly-traded companies, including Barrick.

(2)	The Board has determined that Mr. S.J. Shapiro is an “audit committee financial expert” as defined by SEC rules. The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Committee and Board who do not carry this designation. Other members of the Committee are also experienced audit committee members and may qualify as “audit committee financial experts”; however, the Board has only made the specific determination in respect of Mr. Shapiro.

(3)	Dr. C.D. Naylor and Mr. E.L. Thrasher joined the Committee on April 30, 2014 and attended each of the three Committee meetings held subsequently in 2014. Mr. H.L. Beck, who retired from the Board and the Committee on April 30, 2014, attended both Committee meetings held prior to that date.

Key Activities and Accomplishments for 2014

Financial Reporting

•	Reviewed and recommended for Board approval the Company’s quarterly and year-end financial statements prepared in accordance with International Financial Reporting Standards and related management’s discussion and analysis

Oversight of Control Functions

•	Monitored the Company’s internal control framework, the effectiveness of key controls, and the status of related corrective actions

•	Oversaw the Company’s risk management process and major financial risks and financial reporting procedures/processes, all as they relate to internal control over financial reporting

•	Monitored the effectiveness of the internal audit function and reviewed and approved the internal audit plan and budget for the year

Audit Planning Report and Conduct of Audit

•	Approved the external auditors’ audit planning report and fees and oversaw the conduct of their audit, which included the auditors’ opinion on the effectiveness of the Company’s internal control over financial reporting

Administered Auditor Conflicts Policy

•	Oversaw the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services which requires the pre-approval of services performed by our auditors. The Policy specifies the scope of services permitted to be performed by the auditors to ensure that the independence of the auditors is not compromised. All services provided by our auditors in 2014 were pre-approved by the Audit Committee pursuant to the Policy

Finance Organizational Structure

•	Evaluated reports on the organizational structure of our Finance group

Compliance and Regulatory Matters

•	Reviewed regular reports on compliance with our Code of Business Conduct and Ethics, Anti-Fraud Policy and Anti-Bribery and Anti-Corruption Policy and actions taken to monitor and enforce compliance

•	Approved changes to our Code of Business Conduct and Ethics to reflect, among other things, the Company’s new executive management structure

•	Monitored correspondence with regulators and legal and regulatory developments relevant to financial reporting having an impact on the Company’s business and operations

•	Reviewed the Company’s tax accounting process and global tax policies

For more information on the Audit Committee, please also refer to the section entitled “Audit Committee” in our Annual Information Form for the year ended December  31, 2014.

COMPENSATION COMMITTEE

The Compensation Committee designs and drives all aspects of Barrick’s compensation programs and practices. As the steward of our pay-for-performance philosophy, the Compensation Committee also establishes performance metrics which drive emotional and financial ownership among our executives. For further detail about the role and responsibilities of the Compensation Committee, see “Report on Executive Compensation – Compensation Governance and Oversight – Compensation Committee” beginning on page 42.

The mandate of the Compensation Committee requires all members of the Committee to be independent. No more than one-third of the Committee’s members may serve as chief executive officer of a publicly-traded entity. The Company’s Co-Presidents are not involved in decisions related to the appointment of Compensation Committee members.

Committee meetings are held as in camera sessions. Members of management may attend Committee meetings by invitation as determined by the members of the Committee. As provided in the Committee’s mandate, the Chair of the Committee must pre-approve any non-compensation services provided by any compensation consultants to the Company so as to ensure that the independence of such consultant is not compromised.

Members of the Compensation Committee

(1)	Mr. E.L. Thrasher joined the Committee on April 30, 2014. He attended each of the four Committee meetings held in 2014 while he was a member.

Key Activities and Accomplishments for 2014

Shareholder Engagement

•	Set the shareholder engagement strategy and considered implications of shareholder feedback on the proposed executive compensation program

•	The Chair of the Committee engaged with key shareholders to solicit their views relating to our executive compensation approach

Implemented New Executive Compensation Program

•	Implemented the new executive compensation program for 2014 to make the long-term interests of executives and shareholders one and the same

Approved Executive Compensation

•	Evaluated the Towers Watson report on 2014 executive compensation trends to better understand our compensation competitiveness and the applicability of emerging compensation best practices for Barrick

•	Evaluated the Towers Watson compensation risk assessment report on Barrick’s compensation programs

•	Approved annual performance incentive opportunities and payouts for our senior executives

•	Evaluated 2014 performance and approved long-term incentive opportunities and Performance Granted Share Unit (PGSU) awards for our senior executives

•	Determined and recommended to the independent directors for approval, the 2014 compensation for the Chairman, Vice-Chairman, and Co-Presidents

•	Evaluated 2014 performance and approved vesting and payouts of the February 2012 Performance Restricted Share Unit (PRSU) award (66.58% of target)

•	Established Barrick’s gold peer group and mining peer group

•	Developed the 2014 Report on Director Compensation and Equity Ownership and Report on Executive Compensation

•	Approved compensation arrangements for new members of the executive management team and severance arrangements for former executive officers

Implemented Change to Director Compensation Structure

•	Determined and recommended to the Board for approval a change to the compensation structure to allow non-executive directors the option to receive 100% of their annual retainer in cash to be used to buy shares which are held until retirement.

Governance and Compliance

•	Evaluated and ensured alignment between Barrick’s executive compensation program and governance best practices as contemplated by ISS and Glass Lewis & Co.

•	Developed and recommended to the Board for approval amendments to Barrick’s change-in-control severance arrangements to reflect our approach to executive compensation

•	Developed and recommended to the Board for approval amendments to Barrick’s Clawback Policy to permit the Board to expand the Policy to cover individuals who are not officers of the Company

•	Approved amendments to the Performance Granted Share Unit Plan and Restricted Share Unit Plan to reflect certain tax and regulatory requirements

•	Approved amendments to the minimum share ownership requirements to reflect the new executive management structure

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee is charged with assisting the Board in fulfilling its oversight responsibilities to ensure that Barrick has an effective corporate governance regime. In furtherance of this role, the Corporate Governance and Nominating Committee monitors developments and emerging best practices in corporate governance as well as the overall effectiveness of Barrick’s corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for Barrick’s adoption of the evolving corporate governance guidelines of the Canadian Securities Administrators and the New York Stock Exchange and for reviewing and approving our disclosure relating to such guidelines and standards. The Corporate Governance and Nominating Committee proposes enhancements to Barrick’s corporate governance guidelines, from time to time, as it did with the many corporate governance initiatives described under the heading “Our Corporate Governance Initiatives” on page 8 of the Circular. In addition, the Corporate Governance and Nominating Committee is responsible for identifying, recruiting and recommending nominees for election as directors, providing continuing education and development for directors, annually reviewing the composition of the Board and its committees and, working with the Lead Director, overseeing an annual assessment of the Board and its committees. The Committee also assists the Board with the ongoing review of Barrick’s senior leadership succession plan and conducting an annual performance evaluation of the Chairman.

The mandate of the Corporate Governance and Nominating Committee requires all members of the Committee to be independent. Committee meetings are held as in camera sessions. Members of management may attend Committee meetings by invitation as determined by the members of the Committee.

Members of the Corporate Governance and Nominating Committee

(1)	Ms. N.H.O. Lockhart joined the Committee on April 30, 2014; she attended each of the four meetings the Committee held since that date. Mr. H.L. Beck ceased to be a member of the Board and the Committee on April 30, 2014; he attended each of the two Committee meetings held in 2014 while he was a member of the Committee. Mr. B.L. Greenspun joined the Committee on December 3, 2014; there were no meetings of the Committee in 2014 after he joined the Committee.

Key Activities and Accomplishments for 2014

Board Renewal

•	Evaluated the composition, size, competencies and skills of the members of the Board and its committees

•	Led a search for new director candidates with the assistance of other members of the Board and an external search firm and identified two new independent directors, increasing the proportion of independent directors on the Board to 77%

•	Recommended to the Board the appointment of the Chairman of the Board and the Lead Director

•	Recommended to the Board the establishment of a new Risk Committee to assist the Board in overseeing enterprise risk management and reviewing the Company’s financial structure and financial risk management programs

•	Recommended to the Board changes to the composition of the committees

New Executive Management Structure

•	Recommended to the Board the adoption of a new executive management structure, including the appointment of two Co-Presidents and the elimination of the Chief Executive Officer role

•	Developed and recommended to the Board for approval amendments to Barrick’s corporate governance guidelines, board mandate, committee mandates and a position description for the Co-Presidents to reflect the new executive management structure

•	Reviewed succession planning for senior executives

Amended Corporate Governance Guidelines and Practices

•	Reviewed Barrick’s corporate governance guidelines to ensure that Barrick’s corporate governance guidelines and practices continue to be consistent with the best practices advocated by applicable regulatory authorities as well as various of our institutional shareholders and others. Among other things, the changes implemented by the Board on the recommendation of the Corporate Governance and Nominating Committee include:

•	The adoption in 2015 of a diversity policy representing the Company’s commitment to increased diversity on the Board and in executive officer positions

•	Amendments to Barrick’s majority voting policy to provide that absent exceptional circumstances, the Board must accept the resignation of a director who tenders his or her resignation pursuant to the majority voting policy as a result of receiving fewer votes “for” than “withheld” in an uncontested election

Director Evaluation Process

•	Together with the Lead Director, oversaw the annual director evaluation process and reviewed the overall results

•	Conducted a review of the annual evaluation process used by the directors to assess the performance and effectiveness of the Board and its committees, their peers and themselves

Governance and Compliance

•	Reviewed and recommended to the Board for approval amendments to Barrick’s Disclosure Policy and Insider Trading Policy

CORPORATE RESPONSIBILITY COMMITTEE

The Corporate Responsibility Committee has been established to:

•	oversee our policies, programs, and performance relating to the environment, safety and health, corporate social responsibility (including sustainable development, community relations and security matters), and human rights; and

•	make recommendations to the Board, where appropriate, on significant matters relating to the environment, health and safety, corporate social responsibility, and human rights.

The mandate of the Committee provides that a majority of the members of the Committee must be independent directors. The Committee holds in camera sessions following certain scheduled Committee meetings, during which it meets in the absence of management.

Members of the Corporate Responsibility Committee

(1)	Ms. N.H.O. Lockhart joined the Committee and became Chair on July 30, 2014; she attended each of the two meetings of the Committee held since that date. Mr. C.W.D. Birchall ceased to be Chair on April 30, 2014. Mr. B.L. Greenspun joined the Committee on July 30, 2014 and attended each of the two meetings of the Committee held since that date. Mr. E.L. Thrasher joined the Committee on July 30, 2014 and attended each of the two meetings of the Committee held since that date. Dr. D. Moyo ceased to be a member of the Committee on April 30, 2014 and attended each of the two meetings of the Committee held before that date. Mr. J.L. Thornton ceased to be a member of the Committee on April 30, 2014 and attended each of the two meetings of the Committee held before that date.

Key Activities and Accomplishments for 2014

Oversight of CHESS Matters

•	Continued to monitor the organizational structures of the community, health, environment, safety and security (CHESS) functions

•	Evaluated regular reports on key performance indicators for our CHESS functions

•	Monitored the CHESS assurance process relating to compliance with applicable regulatory requirements

Oversight of Stakeholder and Reputational Matters

•	Evaluated regular reports on key stakeholder and reputational matters as they relate to our CHESS functions, corporate affairs and human rights matters

Human Rights Program

•	Oversaw the continued implementation of the Company’s global human rights program

Corporate Social Responsibility

•	Oversaw the continued implementation of the Company’s corporate social responsibility and community relations programs and policies

RISK COMMITTEE

The Risk Committee was constituted by the Board on April 30, 2014 and assumed the responsibilities of the former Finance Committee (which was dissolved). In addition to assisting the Board with monitoring and evaluating the Company’s financial structure, and investment and financial risk management programs, and making recommendations to the Board on such matters, the Risk Committee also assists the Board with the oversight of the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks.

The mandate of the Committee provides that a majority of the members of the Committee must be independent directors. The Committee holds in camera sessions following certain scheduled Committee meetings, during which it meets in the absence of management.

Members of the Risk Committee

(1)	All members of the Risk Committee except for J. Michael Evans were appointed on April 30, 2014 and all attended the two meetings of the Risk Committee held in 2014 after that date. Mr. Evans was appointed to the Risk Committee on December 3, 2014; there were no meetings of the Risk Committee after that date. Mr. Ned Goodman was a member and Chair of the Risk Committee from April 30, 2014 to March 18, 2015; he attended the two meetings of the Risk Committee held in 2014 after April 30, 2014.

Key Activities and Accomplishments for 2014

Enterprise Risk Management

•	Reviewed and assessed reports on the Company’s processes relating to enterprise risk management and overall strategy relating to enterprise risks, including financial, regulatory, strategic and operational risks

Liquidity Management

•	Reviewed and assessed reports on our financial plan to ensure its adequacy and soundness in relation to our operational and capital plans

•	Evaluated management’s actions to improve the operations and business of the Company in an environment of lower gold prices

Financial Risk Management

•	Provided oversight of the Company’s significant commodity, currency and interest rate hedging programs

REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

OVERALL OBJECTIVES OF THE DIRECTORS’ COMPENSATION PROGRAM

The approach to compensation of non-executive directors is intended to attract and retain highly qualified individuals with the capability to meet the responsibilities of Board members and to make the long-term interests of directors and shareholders one and the same. Non-executive directors receive a majority of their compensation in the form of Deferred Share Units (DSUs) with the remainder in cash and are subject to minimum share ownership requirements. Non-executive directors have not received stock options since 2003. The term “non-executive directors” in this Circular refers to those directors who are not officers or employees of the Company.

DIRECTOR COMPENSATION STRUCTURE

The mining peer group for benchmarking director compensation is the same as that used for benchmarking Barrick’s executive compensation, as discussed on page 44 in “Compensation Discussion and Analysis – Compensation Objectives and Philosophy – Compensation Benchmarking”. Non-executive director compensation is reviewed periodically by the Compensation Committee to ensure that it is reasonable in light of the time required from directors and drives emotional and financial ownership among our directors.

As summarized in the table below, non-executive directors receive annual retainers for serving as Board members. The Lead Director, Committee Chairs, and Audit Committee members also receive additional retainers for serving in those roles. In 2014, Messrs. William Birchall, Brian Mulroney, Peter Munk, Jamie Sokalsky, and John Thornton received compensation as officers or employees of the Company and did not receive additional compensation for their services as directors.

2014 COMPENSATION STRUCTURE FOR NON-EXECUTIVE DIRECTORS

Directors first elected to the Board in 2014 receive 75% of their annual director retainer in the form of DSUs and may elect to receive 100% of their retainer in DSUs. By contrast, directors first elected to the Board prior to 2014 were required to receive 55% of their annual director retainer in the form of DSUs but may also elect to receive their entire retainer in DSUs. Effective January 1, 2015, all directors are required to receive at least 75% of their annual director retainer in the form of DSUs, regardless of when they were first elected subject to their right to receive, as an alternative, 100% of their annual retainer in cash to purchase Barrick Common Shares which cannot be sold, transferred, or otherwise disposed of until they leave the Board. See “Amendments to Non-Executive Director Compensation Structure” below.

	Cash(2)	+	DSU(2)	=	Total
Annual Director Retainer(1)	$50,000		$150,000 (Minimum 75%)		$200,000
Lead Director Retainer	$30,000		Nil		$30,000
Audit Committee Chair Retainer	$25,000		Nil		$25,000
Other Committee Chair Retainer	$15,000		Nil		$15,000
Audit Committee Member Retainer	$3,000		Nil		$3,000

(1)	Directors are also reimbursed for reasonable out-of-pocket expenses incurred related to attending meetings and carrying out their duties as Barrick’s directors.

(2)	For 2014, nine of twelve non-executive directors elected to receive the entire annual director retainer in the form of DSUs.

AMENDMENTS TO NON-EXECUTIVE DIRECTOR COMPENSATION STRUCTURE

In February 2015, the Board of Directors approved a change to the director compensation structure. Directors may elect to receive 100% of their annual director retainer in cash to purchase Common Shares as an alternative to receiving 75% or 100% of their annual director retainer in DSUs. For directors who elect this option, a third-party administrative agent will purchase the Common Shares with the after tax proceeds of each quarterly retainer payment on the open market and on their behalf. These Common Shares cannot be sold, transferred, or otherwise disposed of until the director leaves the Board. This new compensation structure will be available in 2015 to all directors who are non-U.S. taxpayers. Due to certain tax deferral considerations for directors who are U.S. taxpayers, this compensation structure will only be available starting in 2016 for such directors.

DIRECTOR EQUITY AWARDS

DEFERRED SHARE UNIT PLAN

A DSU is a notional share-based unit that has the same value as a Common Share. Additional units are credited to reflect dividends paid on our Common Shares. DSUs vest immediately upon grant, but are not paid out until the director leaves the Board. At that time, the units may be redeemed by a director at any time up to the end of the calendar year in which the director leaves the Board. DSUs are paid out in cash based on the value of the Common Shares of the Company.

DIRECTOR STOCK OPTIONS

Non-executive directors of the Company have not received stock options since 2003. The Stock Option Plan (2004) (the 2004 Plan) specifically excludes non-executive directors from receiving options under the plan. Messrs. Birchall, Mulroney, Peter Munk, and Sokalsky previously received stock option compensation as an officer or employee of Barrick. Stock options do not count toward the directors’ share ownership requirements.

DIRECTOR SHARE OWNERSHIP REQUIREMENTS

In order to drive emotional and financial ownership among our directors, Barrick requires directors to own Common Shares and or DSUs having a minimum value established by the Board. Shares held in trust are counted towards the fulfillment of the minimum share ownership requirement. The minimum share ownership requirements applicable in 2014 were as follows:

Minimum Share Ownership Requirement	Time to Fulfill
4x Annual Pre-Tax Salaries	3 years From the date of appointment

3x Annual Director Retainer	5 years From the date of initial election or appointment

The minimum share ownership requirement for non-executive directors is subject to a grace period whereby if the market value of a directors’ equity interest in the Company falls below the minimum share ownership requirement due to a significant decrease in the price of our Common Shares, such director will have two years from the end of the fiscal quarter in which the value first fell below the minimum requirement to meet once again the requirement.

Share ownership requirements for Mr. Thornton (Chairman) are disclosed under “Compensation Discussion and Analysis – Executive Share Ownership Requirements” on page 48.

Name	Year		Value of Common Shares Held (# of Common Shares)	Value of DSUs (# of DSUs)	Total Value of Common Shares and DSUs (1) (# Common Shares and DSUs)	Value as Multiple of Retainer or Annual Salary		Share Ownership Requirement Met (✓)
(a)	(b	)	(c )	(d )	(e )	(g	)	(h	)
William Birchall	December 31, 2014		$4,248,615	$45,462	$4,294,077	7.9x		✓
			(395,220)	(4,229)	(399,449)
	March 2, 2015		$5,043,007	$53,962	$5,096,969	10.6x
			(395,220)	(4,229)	(399,449)
Gustavo Cisneros	December 31, 2014		–	$685,044	$685,044	3.4x		✓
			–	(63,725)	(63,725)
	March 2, 2015		–	$813,131	$813,131	4.1x
			–	(63,725)	(63,725)
J. Michael Evans(2)	December 31, 2014		–	$75,132	$75,132	0.4x		Has until July 30, 2019
			–	(6,989)	(6,989)
	March 2, 2015		–	$89,180	$89,180	0.4x
			–	(6,989)	(6,989)
Ned Goodman(3)	December 31, 2014		$1,076,914	$106,909	$1,183,822	5.9x		✓
			(100,178)	(9,945)	(110,123)
	March 2, 2015		$1,278,271	$126,898	$1,405,169	7.0x
			(100,178)	(9,945)	(110,123)
Brian Greenspun(4)	December 31, 2014		$335,239	$56,352	$391,590	2.0x		Has until July 30, 2019
			(31,185)	(5,242)	(36,427)
	March 2, 2015		$397,921	$66,888	$464,809	2.3x
			(31,185)	(5,242)	(36,427)
J. Brett Harvey	December 31, 2014		$243,756	$395,407	$639,163	3.2x		✓
			(22,675)	(36,782)	(59,457)
	March 2, 2015		$289,333	$469,338	$758,671	3.8x
			(22,675)	(36,782)	(59,457)
Nancy H.O. Lockhart(5)	December 31, 2014		–	$106,909	$106,909	0.5x		Has until April 30, 2019
			–	(9,945)	(9,945)
	March 2, 2015		–	$126,898	$126,898	0.6x
			–	(9,945)	(9,945)
Dambisa Moyo(6)	December 31, 2014		–	$194,457	$194,457	1.0x		Has until April 27, 2016
			–	(18,089)	(18,089)
	March 2, 2015		–	$230,816	$230,816	1.2x
			–	(18,089)	(18,089)
Anthony Munk	December 31, 2014		$53,750	$562,591	$616,341	3.1x		✓
			(5,000)	(52,334)	(57,334)
	March 2, 2015		$63,800	$667,782	$731,582	3.7x
			(5,000)	(52,334)	(57,334)
C. David Naylor(7)	December 31, 2014		$46,279	$106,909	$153,188			Has until April 30, 2019
			(4,305)	(9,945)	(14,250)	0.8x
	March 2, 2015		$54,932	$126,898	$181,830	0.9x
			(4,305)	(9,945)	(14,250)
Steven J. Shapiro	December 31, 2014		$247,250	$352,987	$600,237	3.0x		✓
			(23,000)	(32,836)	(55,836)
	March 2, 2015		$293,480	$418,987	$712,467	3.6x
			(23,000)	(32,836)	(55,836)
Ernie L. Thrasher	December 31, 2014		$537,500	$106,909	$644,409	3.2x		✓
			(50,000)	(9,945)	(59,945)
	March 2, 2015		$638,000	$126,898	$764,898	3.8x
			(50,000)	(9,945)	(59,945)

(1)	The values of Barrick Common Shares and DSUs are based on the closing price of Barrick Common Shares on the New York Stock Exchange at December 31, 2014 ($10.75) and March 2, 2015 ($12.76).

(2)	Mr. Evans joined the Board on July 30, 2014 and has until July 30, 2019 to meet the director share ownership requirement.

(3)	Mr. Goodman owns 178 Common Shares directly. In addition, 100,000 Common Shares are controlled by Goodman & Company, Investment Counsel Inc., on behalf of investment funds and client accounts managed by it, over which Mr. Goodman has control or direction.

(4)	Mr. Greenspun joined the Board on July 30, 2014 and has until July 30, 2019 to meet the director share ownership requirement.

(5)	Ms. Lockhart joined the Board on April 30, 2014 and has until April 30, 2019 to meet the director share ownership requirement.

(6)	Dr. Moyo joined the Board on April 27, 2011 and has until April 27, 2016 to meet the director share ownership requirement.

(7)	Dr. Naylor joined the Board on April 30, 2014 and has until April 30, 2019 to meet the director share ownership requirement.

TOTAL DIRECTOR COMPENSATION SUMMARY

The following table provides details of the compensation for Barrick’s directors during 2014, other than Messrs. Sokalsky and Thornton. Compensation for Messrs. Sokalsky and Thornton is disclosed in the “Summary Compensation Table” for the Named Executive Officers on page 62.

Director Compensation Table(1)

Year Ended December 31, 2014

Name	2014 Committee Memberships	Fees Earned(2)	Share-Based Awards(2)	Option- Based Awards(3)	All Other Compensation	Total Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Howard L. Beck(4)	Audit; CG&N; Finance	$30,915	$36,566	Nil	Nil	$67,481
William Birchall(5)	Vice Chairman; Finance (Chair); CR (Chair); Risk	Nil	Nil	Nil	$548,025	$548,025
Gustavo Cisneros(6)	CG&N (Chair); Compensation	$105,000	$110,000	Nil	$1,967	$216,967
J. Michael Evans(7)	Risk	$21,060	$63,179	Nil	Nil	$84,239
Ned Goodman(8)	Risk (Chair)	$43,571	$100,549	Nil	Nil	$144,120
Brian Greenspun(9)	CR; CG&N	$21,060	$63,179	Nil	Nil	$84,239
J. Brett Harvey(10)	Lead Director; Compensation (Chair)	$135,000	$110,000	Nil	Nil	$245,000
Nancy H.O. Lockhart(11)	CR (Chair); CG&N; Risk	$41,016	$100,549	Nil	Nil	$141,565
Dambisa Moyo(12)	Audit; CG&N; CR; Risk	$93,000	$110,000	Nil	Nil	$203,000
Brian Mulroney(13)	Senior Advisor, Global Affairs	Nil	Nil	Nil	$1,197,687	$1,197,687
Anthony Munk	Risk	$90,000	$110,000	Nil	Nil	$200,000
Peter Munk(14)	Chairman Emeritus	Nil	Nil	Nil	$811,777	$811,777
C. David Naylor(15)	Audit; Risk	$35,527	$100,549	Nil	Nil	$136,076
Steven J. Shapiro(16)	Audit (Chair); Compensation	$115,000	$110,000	Nil	Nil	$225,000
Ernie L. Thrasher(17)	Audit; CR; Compensation	$35,527	$100,549	Nil	Nil	$136,076

(1)	Compensation to non-executive directors is paid in U.S. dollars. Compensation to Mr. Birchall, Mr. Mulroney, and Peter Munk is primarily paid in Canadian dollars. 2014 compensation paid in Canadian dollars to Mr. Birchall, Mr. Mulroney, and Peter Munk as described in footnotes 5, 13, and 14, respectively, has been converted to U.S. dollars at the average annual exchange rate for 2014 reported by the Bank of Canada (1.1045) in the table.
(2)	Figures shown in the Fees Earned column reflect directors’ fees that may be taken in the form of cash or DSUs. Figures in the Share-Based Awards column reflect amounts that must be taken in the form of DSUs. Messrs. Beck, Cisneros, Evans, Goodman, Harvey, Thrasher, Anthony Munk and Ms. Lockhart and Dr. Naylor elected to receive 100% of the annual retainer in DSUs. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2014” table on page 34 for the total value realized upon vesting of the DSUs awarded to directors for their services as directors for 2014.
(3)	No stock options were granted to directors in 2014.
(4)	Mr. Beck retired from the Board on April 30, 2014. Mr. Beck received a prorated fee of $66,484 as a member of the Board from January 1, 2014 to April 30, 2014, $50,000 of which he received in the form of DSUs reflecting fees for his services from January 1, 2014 to April 30, 2014, with the remainder paid in cash. He received a prorated fee of $997 for his membership on the Audit Committee from January 1, 2014 to April 30, 2014.
(5)	Mr. Birchall received a salary of Cdn $600,000 and a parking benefit of $4,785 as Vice Chairman of Barrick as disclosed under “All Other Compensation” in the table above. Mr. Birchall was Chair of the Corporate Responsibility Committee from January 1, 2014 to April 30, 2014.
(6)	Mr. Cisneros received a fee of $15,000 for his role as the Chair of the Corporate Governance and Nominating Committee. Mr. Cisneros also received a taxable travel benefit of $1,967 as disclosed under “All Other Compensation” in the table above.
(7)	Mr. Evans joined the Board on July 30, 2014.
(8)	Mr. Goodman was elected to the Board on April 30, 2014. Mr. Goodman received a prorated fee of $10,055 for his role as the Chair of the Risk Committee from April 30, 2014 to December 31, 2014.
(9)	Mr. Greenspun joined the Board on July 30, 2014.
(10)	Mr. Harvey received a fee of $15,000 for his role as Chair of the Compensation Committee and a fee of $30,000 for his role as the Lead Director of the Board of Directors.
(11)	Ms. Lockhart was elected to the Board on April 30, 2014. Ms. Lockhart received a prorated fee of $7,500 for her role as the Chair of the Corporate Responsibility Committee from July 30, 2014 to December 31, 2014.
(12)	Dr. Moyo received a fee of $3,000 for her membership on the Audit Committee.
(13)

Mr. Mulroney retired from the Board on April 30, 2014. Mr. Mulroney is also Senior Advisor, Global Affairs of Barrick. Mr. Mulroney acts as an ambassador for Barrick and advances Barrick’s interests in various areas, including North America, South America, Africa, and Asia. He is also Chair of Barrick’s International Advisory Board. In 2014, Mr. Mulroney received an annual salary of Cdn $1,000,000, a bonus of Cdn $250,000, perquisites of $65,937, including a car lease of $19,632, taxable travel benefits of $9,193, payments to Cansult Communications for secretarial and other services of $23,531, and payments to personnel for work with Barrick’s International Advisory Board of $13,581, as disclosed under “All Other Compensation” in the table above. Mr. Mulroney’s 2014 bonus was awarded in recognition of his efforts to enhance Barrick’s relationships with heads of state, other senior officials and stakeholders in countries of critical importance to Barrick. He is eligible for reasonable reimbursable expenses and participation in Barrick’s stock option plan. Mr. Mulroney is also a senior partner of Norton Rose Fulbright Canada LLP, a law firm which from time to time provides legal services to Barrick.
(14)	Mr. Peter Munk retired from the Board on April 30, 2014. Mr. Munk received a prorated salary of Cdn $833,333 for his services as Chairman of Barrick from January 1, 2014 to April 30, 2014. The Board of Directors granted Mr. Munk the lifetime honorary title of Chairman Emeritus of the Company effective April 30, 2014. As Chairman Emeritus, Mr. Munk assumes duties and responsibilities assigned to him from time to time by the Chairman, including providing consulting and advisory services to the Chairman and Board of Directors. Mr. Munk does not receive a base salary for his role as Chairman Emeritus. Until December 31, 2016, Barrick has agreed to provide Mr. Munk with the use of an office at Barrick’s corporate headquarters and administrative support. In addition, during the period that Mr. Munk is continuing to perform his duties as Chairman Emeritus, he is entitled to reimbursement for costs and out-of-pocket expenses incurred in the performance of his duties as Chairman Emeritus, and a personal car and driver, and club membership fees. From January 1, 2014 to December 31, 2014, Mr. Munk received $57,277 in benefits and perquisites, including a car lease benefit of $425, payment of club membership fees of $14,592, and a personal car and driver for secure transportation with a value of $42,259. In return for Mr. Munk’s role as Chairman Emeritus, Mr. Munk’s contribution to Barrick’s success will be reviewed by the Compensation Committee annually and he will be entitled to receive such compensation as the Board of Directors, upon the recommendation of the Compensation Committee, determines appropriately reflects his contribution. The Board of Directors determined not to award Mr. Munk any additional compensation for his role as Chairman Emeritus in 2014.
(15)	Dr. Naylor joined the Board on April 30, 2014 and received a pro-rated fee of $2,011 for being a member of the Audit Committee from April 30, 2014 to December 31, 2014.
(16)	Mr. Shapiro received a fee of $25,000 for his role as the Chair of the Audit Committee.
(17)	Mr. Thrasher joined the Board on April 30, 2014 and received a pro-rated fee of $2,011 for being a member of the Audit Committee from April 30, 2014 to December 31, 2014.

Aggregate Option Exercises During Financial Year Ended December 31, 2014

No directors exercised stock options in 2014.

The following table provides information for all stock option awards and unvested share-based awards outstanding as at December 31, 2014 for directors other than Messrs. Thornton and Sokalsky, whose awards are disclosed in the “Incentive Plan Award Tables” on page 66. Options were previously granted to Mr. Birchall and Mr. Mulroney in their capacities as an officer and employee of Barrick, respectively.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2014

	Option-Based Awards(1)				Share-Based Awards(2)

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price(3)	Option Expiration Date	Value of Unexercised In-the-Money Options or Similar Instruments(4)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share Awards that have not Vested	Market Value of Share Awards that have Vested but not Paid Out(5)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Howard L. Beck	Nil				Nil		Nil

William Birchall	200,000	$42.58	7/29/2015	Nil	Nil		$45,462

Gustavo Cisneros	Nil				Nil		$685,044

J. Michael Evans	Nil				Nil		$75,132

Ned Goodman	Nil				Nil		$106,909

Brian Greenspun	Nil				Nil		$56,352

J. Brett Harvey	Nil				Nil		$395,407

Nancy H.O. Lockhart	Nil				Nil		$106,909

Dambisa Moyo	Nil				Nil		$194,457

Brian Mulroney	50,000	$32.30	2/11/2020	Nil	Nil		Nil

Anthony Munk	Nil				Nil		$562,591

Peter Munk	Nil				Nil		Nil

C. David Naylor	Nil				Nil		$106,909

Steven J. Shapiro	Nil				Nil		$352,987

Ernie L. Thrasher	Nil				Nil		$106,909

(1)	The amounts shown in the table above for each of the directors as at December 31, 2014 include each stock option grant outstanding. Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(2)	Non-executive directors are also awarded DSUs, which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2014” table below for information on the DSUs awarded to directors in 2014.
(3)	The exercise price is the closing price of our Common Shares on the New York Stock Exchange on the day immediately prior to the grant date, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted.
(4)	For options denominated in U.S. dollars, the closing share price used to value the options is based on the closing price of our Common Shares on the New York Stock Exchange as at December 31, 2014 ($10.75). A Nil value was attributed to Mr. Birchall’s 200,000 unexercised stock options and Mr. Mulroney’s 50,000 unexercised stock options as the exercise price is higher than the closing price of our Common Shares on the New York Stock Exchange on December 31, 2014.
(5)	The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2014 based on the closing price of our Common Shares on the New York Stock Exchange on such date ($10.75).

The following table provides information for each of the directors (other than Messrs. Thornton and Sokalsky whose awards are disclosed in the table “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2014” on page 68) on (1) the value that would have been realized if the options under option-based awards had been exercised on the vesting date, and (2) the value realized upon vesting of share-based awards during the year ended December 31, 2014.

Incentive Plan Awards – Value Vested or Earned

During the Year Ended December 31, 2014

Name	Option-Based Awards – Value During the Year On Vesting(1)	Share-Based Awards – Value During the Year on Vesting(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
(a)	(b)	(c)	(d)

Howard L. Beck(3)	Nil	$57,772	Nil

William Birchall(4)	Nil	$839	Nil

Gustavo Cisneros(5)	Nil	$210,793	Nil

J. Michael Evans(6)	Nil	$84,352	Nil

Ned Goodman(7)	Nil	$134,421	Nil

Brian Greenspun(8)	Nil	$63,264	Nil

J. Brett Harvey(9)	Nil	$205,451	Nil

Nancy H.O. Lockhart(10)	Nil	$134,421	Nil

Dambisa Moyo(11)	Nil	$112,574	Nil

Brian Mulroney	$0	Nil	$226,350

Anthony Munk(12)	Nil	$208,535	Nil

Peter Munk(13)	Nil	$3,161,210	Nil

C. David Naylor(14)	Nil	$134,421	Nil

Steven J. Shapiro(15)	Nil	$115,498	Nil

Ernie L. Thrasher(16)	Nil	$134,421	Nil

(1)	The value that would have been realized from options on vesting is determined by multiplying the portion of each option grant that vested on February 12, 2014 by the difference between the closing share price of Barrick Common Shares on the New York Stock Exchange on the vesting date ($18.97) and the exercise price of the option ($32.30).
(2)	The figures shown represent all DSUs awarded that vested in 2014. In 2014, Messrs. Beck, Cisneros, Evans, Goodman, Harvey, Thrasher, Anthony Munk, and Ms. Lockhart and Dr. Naylor elected to receive 100% of the director retainer in DSUs, while Messrs. Greenspun and Shapiro and Dr. Moyo elected to receive the mandated portion of the Board retainer (75%, 55%, and 55% respectively) in DSUs. Because DSUs vest immediately upon issuance, the value of DSUs that vested in 2014 is determined by multiplying the number of DSUs issued to each director in the year by the closing price of our Common Shares on the New York Stock Exchange on the applicable date of issuance.
(3)	Mr. Beck’s share-based awards include 2,738 DSUs and 434 DSU dividend equivalents.
(4)	Mr. Birchall’s share-based awards include 53 DSU dividend equivalents.
(5)	Mr. Cisneros’ share-based awards include 13,542 DSUs and 695 DSU dividend equivalents.
(6)	Mr. Evans’ share-based awards include 6,980 DSUs and 9 DSU dividend equivalents.
(7)	Mr. Goodman’s share-based awards include 9,917 DSUs and 28 DSU dividend equivalents.
(8)	Mr. Greenspun’s share-based awards include 5,235 DSUs and 7 DSU dividend equivalents.
(9)	Mr. Harvey’s share-based awards include 13,542 DSUs and 355 DSU dividend equivalents.
(10)	Ms. Lockhart’s share-based awards include 9,917 DSUs and 28 DSU dividend equivalents.
(11)	Dr. Moyo’s share-based awards include 7,448 DSUs and 168 DSU dividend equivalents.

(12)	Mr. Anthony Munk’s share-based awards include 13,542 DSUs and 552 DSU dividend equivalents.
(13)	Mr. Peter Munk retired from the Board on April 30, 2014. The amount shown for Mr. Peter Munk includes the value of RSUs $3,161,210 that vested on April 30, 2014 in accordance with the terms of the RSU Plan following his retirement, based on an average of the closing share price of our Common Shares on the Toronto Stock Exchange on the five trading days prior to the vesting date (Cdn $19.40), converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the day preceding the vesting date pursuant to the RSU plan.
(14)	Dr. Naylor’s share-based awards include 9,917 DSUs and 28 DSU dividend equivalents.
(15)	Mr. Shapiro’s share-based awards include 7,448 DSUs and 354 DSU dividend equivalents.
(16)	Mr. Thrasher’s share-based awards include 9,917 DSUs and 28 DSU dividend equivalents.

REPORT ON EXECUTIVE COMPENSATION

This section describes our compensation philosophy, the implementation of our new compensation policies and programs, and provides the details on the compensation of our Named Executive Officers. The main items can be found in the following order:

LETTER TO SHAREHOLDERS

To Our Fellow Shareholders,

In 2014, we began to take Barrick ‘back to the future’ by reviving the culture that grew the Company from a start-up into the world’s leading gold mining company in less than 25 years. Those who founded and first led Barrick were committed to a partnership culture based on trust, transparency, shared responsibility and accountability, and a sense of emotional and financial ownership. The Company’s leaders were owners. Their personal wealth was tied to the Company’s fortunes, which gave them every incentive to work together as efficiently and effectively as possible.

Our most senior leaders are leading by example. Last year, our Chairman purchased more than 580,000 Common Shares on the open market, bringing his total ownership position to more than one million shares. At the end of 2014, Mr. Thornton had purchased nearly two Barrick shares for every share he had earned as compensation.

Our approach to compensation is a vital component of our strategy to return Barrick to the partnership culture that drove the Company’s early success. Last year, following extensive consultation with our shareholders, we introduced a new compensation program that we believe is the most shareholder-friendly long-term incentive program of any company in Canada today. We call this plan our Partnership Plan.

In addition to ownership, the principle of pay-for-performance is at the heart of the Plan. Our executives are assessed on their collective performance, as measured against a transparent long-term scorecard disclosed to shareholders in advance. Our incentive compensation is now heavily weighted towards long-term performance, in the form of units that convert into Common Shares which cannot be sold until an executive retires or leaves the Company. This approach increases financial and emotional ownership among our leaders and supports the values of collective responsibility and accountability that are central to our partnership culture. We also assess each executive individually based on achievement of short-term operating priorities and specific initiatives that fall within his or her sphere of accountability. This assessment determines each executive’s annual performance incentive.

2014 Performance and Pay Outcomes

Barrick made progress in advancing its strategic priorities in 2014; however, the Company continued to face significant challenges, and our share price underperformed our peer group. We held our executives to a very high performance standard, as measured against both long-term and Annual Performance Incentive scorecards for 2014. Low scores across many categories reflect our commitment to align pay with performance, even as some progress was achieved. In many cases, partial success received a score of zero.

For 2014, our executives received a grade of 25 out of 100 as measured against our long-term scorecard. Our long-term scorecard evaluates performance against a set of criteria designed to drive superior company performance over the long-term, under all circumstances. The value of long-term incentives awarded to each executive is based on a multiple ranging from one to six times base salary (depending on position and level of responsibility).

Annual performance incentives for 2014 were determined based on personal scorecards tailored to each executive’s area of responsibility. On average, our executives achieved a score of 39.5 out of 100 on their Annual Performance Incentive scorecards. Individual annual performance incentives were determined based on a multiple of three times base salary. The Compensation Committee has the ability to lower this multiple as deemed appropriate.

To accelerate emotional and financial ownership among our leaders, this year the Compensation Committee has exercised discretion to require that half of the annual performance incentives paid to our executives be used to purchase Common Shares, rather than the customary 100% cash incentive. These shares cannot be sold until an executive retires or leaves the Company.

The Compensation Committee determined compensation for the Chairman based on an assessment of his performance against a series of concrete and specific initiatives disclosed to shareholders in our last Information Circular. This assessment was conducted by the Independent Directors who make up our Corporate Governance and Nominating Committee, in consultation with myself as Lead Director. Compensation for the Chairman is heavily weighted to long-term performance, in the form of cash to purchase Common Shares that cannot be sold until the Chairman retires.

2015 Performance Goals and Key Compensation Changes

Building on the successful introduction of our new compensation system in 2014, we are extending our innovative Partnership Plan to 35 leaders across the Company in 2015. This will further strengthen financial and emotional ownership in the business and continue to make the long-term interests of management and shareholders one and the same. We are now referring to these leaders as our Partners. All 35 Partners, including the six leaders who make up our executive leadership team, will participate in the Partnership Plan in 2015. This group includes a cross-section of leaders from the operational level, including mine general managers and country directors, technical experts and functional leaders in the field, and other senior leaders at our head office. We will grow this group to include new Partners in the coming years.

In addition, the following changes were introduced for 2015:

•	We amended Barrick’s Clawback Policy to cover certain individuals who are not officers of the Company.
•	We adopted the Partner Change in Control Severance Plan: if our Partners are terminated without cause or if they resign for good reason within two years following a change-in-control, they are now entitled to receive cash severance benefits not exceeding one times total direct compensation, plus pension plan and other benefits for up to two years.

Conclusion

The Compensation Committee and the Board believe our compensation policies and programs are prudent and are based on pay-for-performance. They reflect our efforts to foster a partnership culture characterized by superior performance, with strong financial and emotional ownership among our leaders. Our decision to award more compensation in the form of units that convert into Common Shares that cannot be sold until termination or retirement will significantly increase the ownership position of our Partners, ensuring that their interests are the same as those of our shareholders.

Sincerely,

J.B. Harvey

Lead Director and Chair of the Compensation Committee,

On behalf of the Barrick Board of Directors and the Compensation Committee

APPROACH TO EXECUTIVE COMPENSATION

Barrick’s executive compensation approach is guided by two key principles: first, significant financial and emotional ownership that makes the long-term interests of Partners and shareholders one and the same; and, second, pay-for-performance.

A Partner’s compensation consists of three components: a base salary, an annual performance incentive (referred to in this Circular as the Annual Performance Incentive or API), and a long-term incentive award. The latter two must be earned based on performance against Annual Performance Incentive scorecards developed for each Partner and our Long-Term Company Scorecard, respectively. A significant majority of our incentive compensation opportunity is long-term in nature.

COMPENSATION FOR OUR PARTNERS

The cornerstone of our Partnership Plan is the innovative PGSU Plan. All 35 Partners, including the six leaders who make up our executive leadership team, will participate in the PGSU Plan in 2015. Our executive leadership team is comprised of our Co-Presidents; Senior Executive Vice President and Chief Financial Officer; Senior Executive Vice President, Strategic Matters; Executive Vice President, Talent Management; and Chief of Staff.

Partners are assessed using our collective Long-Term Company Scorecard and awarded long-term compensation, if earned, in the form of units that convert into Common Shares following a vesting period of up to three years. These shares cannot be sold until a Partner retires or leaves the Company, ensuring the long-term interests of Partners and shareholders are one and the same.

A portion of total compensation, if earned, is awarded in annual performance incentives tied to the achievement of short-term operating priorities and specific initiatives that fall within the Partner’s area of accountability. See “Compensation Discussion and Analysis – 2014 Annual Performance Incentive Program” on page 45 for more details.

Our Long-Term Company Scorecard was created by the Compensation Committee in consultation with shareholders and will generally remain constant over time. Future changes, if any, will be considered based on input from shareholders. The Long-Term Company Scorecard is used to determine long-term incentive awards for all Partners.

The Compensation Committee sets all short-term performance measures for the six leaders who make up our executive leadership team. Individual Annual Performance Incentive scorecards for our Co-Presidents, Senior Executive Vice President and Chief Financial Officer and Senior Executive Vice President, Strategic Matters, are disclosed in “Approach to Executive Compensation – 2015 Annual Performance Incentive Scorecard” on page 41.

You can review our 2014 Long-Term Company Scorecard and 2014 Annual Performance Incentive Scorecards on page 53 and page 56, respectively.

COMPENSATION FOR OUR CHAIRMAN

The Chairman of Barrick has a unique role with its own characteristics and responsibilities. The demands of the job are highly variable and complex – and therefore difficult to assess quantitatively. In light of the unique strategic requirements and dynamic nature of the role, the Compensation Committee determines the Chairman’s compensation using a distinct qualitative assessment. In consultation with the Board, the Chairman of the Compensation Committee defines a series of specific and concrete initiatives for the Chairman each year. These initiatives are disclosed to shareholders in advance. The Board may also request the Chairman’s direct involvement in significant and consequential matters on a periodic basis throughout the year as needs arise.

At the end of each year, the Chairman’s performance will be evaluated by the Corporate Governance and Nominating Committee, in consultation with the Lead Director, whose assessment will be used by the Compensation Committee to set the Chairman’s compensation. The philosophy and principles used to determine the Chairman’s compensation are the same as the pay-for-performance principle applied to our Partners. The Chairman’s compensation will be heavily weighted to long-term incentives in the form of cash to purchase Common Shares on the open market that cannot be sold until the later of (a) three years from the date of purchase and (b) the date the Chairman retires or leaves the Company. The Chairman will also receive a salary and may be awarded an annual performance incentive at the discretion of the Compensation Committee and the independent members of the Board.

The Compensation Committee is satisfied that the Chairman’s compensation is appropriately structured to ensure a strong focus on creating sustainable, long-term shareholder value. An assessment of the Chairman’s performance against his annual initiatives for 2014 can be found on page 55. The Chairman’s annual initiatives for 2015 can be found on page 41.

CLAWBACK POLICY

All incentive compensation paid or granted to our Partners and our Chairman is subject to clawback in cases of a material financial restatement, other than as a result of a change in accounting principles or securities laws. The Clawback Policy applies regardless of any wrong-doing in connection with the restatement. Please see “Compensation Discussion and Analysis – Compensation Risk Management – Clawback Policy” on page 48 for a detailed description of our Clawback Policy.

2015 LONG-TERM COMPANY SCORECARD

The Long-Term Company Scorecard set out below includes the Company performance measures and weightings that will be used by the Compensation Committee to determine the 2015 PGSU awards. The financial and non-financial scorecard measures have been carefully considered, with extensive shareholder input, to ensure alignment with our long-term strategy.

Financial Metrics	Long-Term Performance Basis	Weighting	Non-Financial Metrics	Long-Term Performance Basis	Weighting
Return on Invested Capital	10% – 15%	20%	Strategic Execution(5)	Judgment	15%
Dividends to Shareholders(1)	25% – 35%	10%	Reputation and License to Operate(6)	Judgment	15%
Free Cash Flow(2)	Positive Free Cash Flow	10%	People Development(7)	Judgment	10%
Strong Capital Structure(3)	Material improvements to balance sheet progressing towards A grade credit rating	10%
Capital Project Performance(4)	Final Investment Decision Budget	10%

(1)	Dividends to Shareholders based on annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account alternative uses of cash (e.g. acquisitions, share buybacks, etc.) to ensure that there is a focus on delivering excess returns.

(2)	Free Cash Flow is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2014 for details on how Barrick uses Free Cash Flow and a reconciliation of this measure to the most directly comparable IFRS measure. For the purposes of this scorecard, Free Cash Flow will be adjusted for commodity prices.

(3)	Strong Capital Structure will be determined based on Barrick’s investment grade rating as determined by major debt rating agencies.

(4)	Capital Projects Performance will be determined based on delivery of approved projects at planned cost and schedule. The assessment will be quantitative and qualitative because projects often span several years and it is important to evaluate schedule, plus quality, in addition to cost. The assessment will be based on whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, our realization of value for capital dollars spent through earned value analysis, and our ability to bring projects to completion within a targeted timeframe, operational parameters, and operating cost. All projects must meet a minimum return on invested capital of 15%.

(5)	Successful strategy execution will be qualitatively assessed based on considerations such as ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to grow cash flow per share on a sustainable basis; the application of processes, governance, people and technology to drive sustainable company performance, including demonstrable actions taken to address critical issues facing the business; and meeting important milestones for strategy execution.

(6)	Reputation and License to Operate will be qualitatively assessed based on considerations including our overall compliance record, independent assessments of our corporate social responsibility related performance (e.g. International Council on Metals and Mining Assurance review, Dow Jones Sustainability Index listing), success in building and maintaining strong relationships with core stakeholders, and the quality of license to operate risk assessments.

(7)	Quality of people development will be qualitatively assessed based on considerations including the ability to attract top performers, the retention rate for A-rated performers in the organization, succession readiness for top roles and internal promotion rate to top roles.

2015 ANNUAL PERFORMANCE INCENTIVE SCORECARD

The scorecard below summarizes the 2015 short-term functional and operational priorities applicable to our Co-Presidents, Senior Executive Vice President and Chief Financial Officer, and Senior Executive Vice President, Strategic Matters. Scorecard performance weightings and goals within each performance category will vary by role. The individual performance assessments will be published at the end of the year in the 2016 Information Circular.

		Co-Presidents	SEVP and CFO	SEVP, Strategic Matters

Our Vision	Company Priorities	Operational measures and annual initiatives linked to:	Functional measures and annual initiatives linked to:	Functional measures and annual initiatives linked to:
Focus Focus our portfolio on gold mines that maximize net asset value and growth potential	• Optimize capital allocation to achieve return expectations • (10 – 15% return on invested capital)	✓	✓	✓
Mining Excellence Unleash the full potential of our mines	• Fully implement decentralized operating structure • Deliver All In Sustaining Costs (AISC) of less than US $900/oz(1)	✓	✓
People Recruit, manage, and motivate exceptional people	• Cultural shift “Back to the Future”	✓	✓	✓
Financial Flexibility Continuously strengthen the balance sheet	• Reduce debt by at least US $3 billion	✓	✓	✓
Growth Growth through insightful exploration, robust acquisitions, and relentless innovation	• Achieve recognizable progress on Pascua-Lama	✓	✓	✓
Partnership Live and breathe the values	• Be the partner of choice for stakeholders	✓	✓	✓

(1)	AISC per ounce is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2014 for details.

2015 ANNUAL INITIATIVES FOR CHAIRMAN

In consultation with the Board, the Chairman of the Compensation Committee has defined a series of specific and concrete initiatives for the Chairman for 2015. His performance against these initiatives will be evaluated by the Corporate Governance and Nominating Committee, in consultation with the Lead Director.

These initiatives include: (a) provide leadership and oversight for the effective functioning of the Board of Directors; (b) refine and execute our transformational strategy, drive partnership culture and ownership model, provide strategic leadership to drive operational excellence, restore the balance sheet to a position of strength, advance strategic alternatives for future growth; (c) de-risk Pascua-Lama and establish project execution options; (d) drive board oversight of talent management systems, including succession planning; and (e) build and manage stakeholder relationships.

The Board may also request the Chairman’s direct involvement in significant and consequential matters on a periodic basis throughout the year as needs arise.

COMPENSATION GOVERNANCE AND OVERSIGHT

BARRICK’S COMPENSATION GOVERNANCE PROCESS

The Compensation Committee is responsible for designing and driving Barrick’s compensation policies and plans, as approved by the Board of Directors, and for considering the implications of the risks associated with our compensation policies and programs. As the steward of our pay-for-performance philosophy, the Compensation Committee also establishes performance metrics which ensure the long-term interests of our executives and shareholders are one and the same. For further detail about the role of the Compensation Committee and a description of its key activities and accomplishments in 2014, see the discussion under “Committees of the Board – Compensation Committee” beginning on page 23.

The Board is responsible for the oversight of Barrick’s executive compensation principles, practices and programs and approves major compensation programs on the recommendation of the Compensation Committee. The independent directors of the Board approve the compensation of the Chairman, the Vice Chairman, and the Co-Presidents based on the recommendations of the Compensation Committee. The Board also approves director compensation programs.

The Compensation Committee approves the compensation of the Senior Executive Vice President and Chief Financial Officer, Senior Executive Vice President, Strategic Matters and other senior executives with input from the Chairman.

The Compensation Committee bases its recommendations and determinations on its assessment of the Long-Term Company Scorecard and Annual Performance Incentive scorecards, as well as on the performance of the Company and the performance of each individual executive.

COMPENSATION COMMITTEE

COMPOSITION AND ROLE

The members of the Compensation Committee are J.B. Harvey (Chairman), G.A. Cisneros, S.J. Shapiro, and E.L. Thrasher. None of the Compensation Committee members is an officer or employee of Barrick or its subsidiaries, and each member of the Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices (National Instrument 58-101).

Collectively, the Compensation Committee members have extensive compensation-related experience in the natural resources and energy sectors as senior executives (past and present) and members of the boards of directors and committees of other public and private corporations.

•	Mr. Harvey, the Chairman of the Compensation Committee, is currently the Chairman of CONSOL Energy Inc. and was formerly the Chief Executive Officer of CONSOL Energy Inc. As such, he draws from his management experience to provide relevant compensation and governance-related insights. As well, Mr. Harvey is the Lead Director of Barrick’s Board of Directors.

•	Mr. Shapiro was the Chairman of the Compensation Committee of El Paso Corporation. Mr. Shapiro also has extensive experience from his former executive roles at Burlington Resources Inc. and Vastar Resources Inc. As well, Mr. Shapiro is the Chairman of Barrick’s Audit Committee, which assists in consideration of issues that are relevant to both committee mandates.

•	Mr. Cisneros has extensive experience as the owner and chairman of the Cisneros Group of Companies, a large privately-held conglomerate.

•	Mr. Thrasher is the founder, Chief Executive Officer and Chief Marketing Officer of XCoal Energy & Resources, a global coal products supplier. He draws from his management experience to provide relevant compensation and governance-related insights.

The Board is confident that the Compensation Committee collectively has the knowledge, experience and background to carry out the Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its shareholders.

The Compensation Committee designs and drives all aspects of Barrick’s compensation programs. Specifically, the Compensation Committee:

•	Develops performance measures and scorecards for Barrick’s long-term and short-term executive compensation programs;

•	Evaluates performance of Partners collectively by using the Company’s long-term scorecard at the end of each year;

•	Evaluates the individual performance of the six leaders who make up our executive leadership team using the annual performance executive scorecards at the end of each year;

•	Approves and/or recommends to the Board annual compensation for the six leaders who make up our executive leadership team;

•	Provides recommendations to the Board regarding Chairman and Vice Chairman compensation;

•	Considers the implications of risks associated with the Company’s executive compensation programs and practices; and

•	Reviews the remuneration of the directors from time to time to ensure that it properly reflects the time commitment and responsibilities associated with being an effective director.

INDEPENDENT COMPENSATION CONSULTANT

In carrying out its mandate, the Compensation Committee is also supported by advice from its independent compensation advisor, Towers Watson & Co. (Towers Watson). Towers Watson assists the Compensation Committee in assessing the appropriateness of compensation recommendations and proposals put forward as part of the compensation decision-making process. Towers Watson was first engaged as Barrick’s independent compensation consultant in 2010. As provided in the Committee’s mandate, the Chair of the Committee must pre-approve any non-compensation services provided by any compensation consultants to the Company so as to ensure that the independence of such consultants is not compromised.

The Compensation Committee has reviewed Towers Watson’s report on independence as defined in the NYSE Standards and is satisfied that safeguards are in place to ensure the soundness and objectivity of its consulting advice.

COMPENSATION CONSULTANT FEES

The chart below summarizes the fees paid to Towers Watson in 2013 and 2014 for services provided to the Compensation Committee and Barrick management. The Compensation Committee reviews and approves all fees and terms of consulting services provided by Towers Watson that are mandated by the Compensation Committee or commissioned by management.

	2014(1)		2013(1,2)
Towers Watson	$	% of Total	$	% of Total
Executive Compensation-Related Fees for services provided to Compensation Committee	$358,244	39%	$390,048	28%
Other Fees for services provided to management(3,4)	$552,889	61%	$1,011,512	72%
Total Fees	$911,133	100%	$1,401,560	100%
(1)	Consulting fees paid in Canadian dollars in 2013 and 2014 were converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for the relevant year (2013 – 1.0299; 2014 – 1.1045).

(2)	During the preparation of the aggregate consulting fees billed for the year ended December 31, 2014, in 2014, Towers Watson identified a portion of consulting fees in relation to consulting services provided for the year ended December 31, 2013 which were omitted from the previous year’s fee summary. The 2013 fee adjustment pertains to an increase of $450,271, which was charged in relation to the design and implementation efforts for Barrick’s new broad-based health coverage plan in the United States. Please refer to footnote 3 below for more details. Barrick has accounted for the adjustment retrospectively and accordingly, the 2013 fees in the table above represent the amended and restated consulting fees for services rendered by Towers Watson in 2013.

(3)	Executive compensation services provided by Towers Watson to Barrick management in 2013 included:

-	Market compensation data for positions outside of the Compensation Committee’s mandate

-	Continuing scope of work from the 2012 U.S. pension and health benefits projects

-	Involvement with a one-time project relating to the new employer-sponsored health coverage requirements under the U.S. Health Care Reform Act. This required significant design and implementation of a new broad-based plan that is generally available to all employees in the United States.

(4)	Executive compensation services provided by Towers Watson to Barrick management in 2014 included:

-	Market compensation data for positions outside of the Compensation Committee’s mandate

-	U.S. health care employee communications

-	Valuation services for U.S. retirement/pension and medical plans

-	Strategic consulting on core health and welfare benefits, plus wellness programs and incentives

COMPENSATION DISCUSSION AND ANALYSIS

2014 NAMED EXECUTIVE OFFICERS

Based on our new executive management structure, the following individuals are referred to in this Compensation Discussion and Analysis as the “Named Executive Officers” (NEOs):

John L. Thornton	Chairman
Kelvin P.M. Dushnisky	Co-President
James K. Gowans	Co-President
Ammar Al-Joundi	Senior Executive Vice President and Chief Financial Officer
Kevin J. Thomson	Senior Executive Vice President, Strategic Matters
Jamie C. Sokalsky	Former President and Chief Executive Officer

For purposes of this Circular, we refer to our Co-Presidents, Senior Executive Vice President and Chief Financial Officer, Senior Executive Vice President, Strategic Matters and the former President and Chief Executive Officer as the Participating NEOs. In light of the unique strategic requirements and dynamic nature of the role, the Compensation Committee applies a distinct qualitative assessment (described in “Approach to Executive Compensation – Compensation for Our Chairman” on page 39) to determine appropriate compensation for the Chairman. For greater clarity, the Chairman is not a Participating NEO, since he is not a member of management. Mr. Kevin Thomson, while defined as a Participating NEO, was not eligible to participate in the Annual Performance Incentive Program or the PGSU plan in 2014 based on his October 2014 start date with the Company.

NEW EXECUTIVE MANAGEMENT STRUCTURE AND CHIEF FINANCIAL OFFICER TRANSITION

In 2014, Barrick implemented a new executive management structure.

Mr. John Thornton was appointed Chairman of Barrick’s Board of Directors, effective April 30, 2014.

Barrick eliminated the Chief Executive Officer role; Mr. Jamie Sokalsky stepped down from his role as President and Chief Executive Officer, effective September 15, 2014.

Messrs. Kelvin Dushnisky and James Gowans were appointed Co-Presidents of Barrick, effective July 16, 2014. As Co-Presidents, Messrs. Dushnisky and Gowans have overall responsibility for the execution of the Company’s strategic priorities and operating plans.

Mr. Ammar Al-Joundi, formerly Executive Vice President and Chief Financial Officer, was promoted to Senior Executive Vice President and Chief Financial Officer, effective July 16, 2014. Mr. Al-Joundi worked closely with the Chairman on the development and execution of strategic initiatives. On November 18, 2014, Barrick appointed Mr. Shaun Usmar as Senior Executive Vice President and Chief Financial Officer Designate. In connection with Mr. Al-Joundi’s departure from Barrick effective February 18, 2015, Mr. Usmar was appointed to the role of Senior Executive Vice President and Chief Financial Officer on February 18, 2015.

Mr. Kevin Thomson was appointed Senior Executive Vice President, Strategic Matters, effective October 14, 2014. In his new position, Mr. Thomson is intimately involved in all activities of strategic significance to the Company, including the development of partnerships with investors, suppliers and other business partners, strategic legal issues, management of complex negotiations, as well as development of corporate strategy and governance.

COMPENSATION OBJECTIVES AND PHILOSOPHY

Our executive compensation is based on a pay-for-performance philosophy that includes strong financial and emotional ownership among our leaders. Our goal is to maximize free cash flow per share and deliver sustainable returns by:

•	Ensuring the long-term interests of executives and shareholders are one and the same
•	Linking executive compensation to the performance of both the Company and the individual
•	Emphasizing variable compensation to reinforce pay-for-performance through the achievement of key business imperatives and execution of strategy
•	Reinforcing the core elements of the Company’s strategy and aligning the executive team with that strategy
•	Compensating executives at a level that appropriately considers the Company’s risk profile and in a manner that ensures Barrick is capable of attracting, motivating and retaining exceptional talent

FACTORS CONSIDERED IN DETERMINING EXECUTIVE COMPENSATION

The Compensation Committee considers a number of internal and external factors when determining compensation:

•	Reasonableness and competitiveness, when comparing against the pay range of the companies in our mining peer group
•	How critical the executive’s role is and his or her overall importance in executing Barrick’s business strategy
•	The individual’s breadth of global experience
•	The individual’s potential for future advancement and/or the ability to assume roles of greater responsibility
•	Internal compensation alignment among the Participating NEOs, particularly in consideration of individual awards
•	The overall economic climate and business environment
•	The competition for executive talent in the mining industry
•	Shareholder and governance views

COMPENSATION BENCHMARKING

The Compensation Committee reviewed Towers Watson’s executive compensation benchmarking study in late 2014, which included competitive data sourced from the mining peer group for the Participating NEOs.

In 2014, the Compensation Committee reviewed our mining peer group and removed BHP Billiton Ltd. and Gold Fields Ltd. as they have consistently fallen outside of our defined one-third to three times market capitalization range for an extended period of time. With the removal of BHP Billiton Ltd. and Gold Fields Ltd., our 2014 mining peer group is comprised of the following 10 global mining peer companies:

Anglo American plc	Goldcorp Inc.
Anglo Gold Ashanti Ltd.	Kinross Gold Corporation
Cameco Corp.	Newmont Mining Corp.
Freeport McMoran Copper & Gold Inc.	Rio Tinto Ltd.
Glencore plc.	Teck Resources Limited

The 2014 mining peer group represents those companies that Barrick competes with for investors, capital and mining properties, as well as qualified and experienced executive talent in the mining industry, selected based on the following criteria:

•	Size and Complexity of Operations: market capitalization at the time of selection ranging from approximately one-third to three times that of Barrick, and comparable on account of assets and revenues;
•	Scope of Operations: global reach beyond a company’s home country with operations, in most cases, in several countries and at least two other continents; and
•	Competition for Talent or Capital: approximately equal representation of gold and/or diversified metals and mining companies with exploration, development, and mining/production activities.

The Compensation Committee can also review other companies where relevant in determining compensation.

The Compensation Committee has determined that there will be no changes to the mining peer group for 2015; the mining peer group is reviewed annually for continued relevance.

2014 COMPENSATION ELEMENTS

For 2014, the Company’s compensation program for our Participating NEOs consisted of:

•	A base salary;
•	An annual performance incentive payment;
•	Long-term equity incentive awards in the form of PGSUs which, when vested, become Common Shares that cannot be sold until a Participating NEO leaves the Company;
•	Executive retirement plan contributions; and
•	Other benefits and perquisites.

Set out below is a description of the considerations taken into account by the Compensation Committee with respect to each compensation element for our Participating NEOs. For an overview of how compensation was determined for the Chairman, please see “Approach to Executive Compensation – Compensation for Our Chairman” on page 39.

BASE SALARY

The Compensation Committee annually reviews the base salaries of our Participating NEOs to ensure they reflect each individual’s skills and performance in fulfilling his or her role and responsibilities and to remain externally competitive. Base salaries are adjusted primarily to reflect an increase in responsibilities or job scope. In recognition of the prevailing business climate, the Board exercised its discretion to freeze base salaries for our Participating NEOs in 2015.

2014 ANNUAL PERFORMANCE INCENTIVE PROGRAM

Annual performance incentive awards are determined based on the achievement of (a) short-term functional and operational priorities, and (b) annual initiatives that are developed by the Compensation Committee for each Participating NEO. Annual Performance Incentive scorecards are disclosed for each Participating NEO at the beginning of the year. Individual performance objectives and weightings are determined based on the scope of responsibility of each Participating NEO. See “Approach to Executive Compensation – 2015 Annual Performance Incentive Scorecard” on page 41 for more details.

Performance is evaluated at the end of the year based on specific, pre-determined quantitative targets or qualitative guidance set out in the scorecard for each Participating NEO. For annual initiatives, performance of the Participating NEOs is evaluated holistically by the Chairman, with input from the Lead Director, based on the goals set for each initiative at the beginning of the year. Performance against each short-term objective or annual initiative is measured on a scale ranging from 0% (minimum) to 100% (maximum). See “2014 Compensation of Named Executive Officers – 2014 Annual Performance Incentive Scorecards” on pages 56 to 60 for detailed individual performance assessments.

Annual performance incentive payouts are determined based on the weighted sum of each performance component at the end of each year. Decisions are made by the Compensation Committee in February after the end of each year, once audited financial statements are approved by the Board. Payouts are generally delivered in cash, unless otherwise determined by the Compensation Committee, calculated as follows:

PAYOUT	=	Maximum Potential Award (0 % to 300% of Base Salary)	X	Scorecard Performance Result (0% to 100%)

The payout formula is intended as a guideline and the Compensation Committee has the discretion to approve and/or recommend to the Board a different payout level from that calculated according to the scorecards. The Compensation Committee also reserves the right to make adjustments to the performance measures in each scorecard to reflect significant one-time items which occur during the measurement period. Any such adjustments will be fully disclosed in the Information Circular each year.

Discretion Applied on 2014 Annual Performance Incentive

To accelerate emotional and financial ownership among our leaders, this year the Compensation Committee has exercised discretion to require that half of the annual performance incentives paid to our Participating NEOs be used to purchase Common Shares, rather than the customary 100% cash incentive. These shares cannot be sold until the Participating NEO leaves the Company and must be held for a minimum of three years under all circumstances.

2014 EQUITY-BASED LONG-TERM INCENTIVES

Performance Granted Share Units (PGSUs)

From 2014 onwards, our Participating NEOs will receive 100% of their long-term incentives in the form of PGSUs to incentivize a sharp focus on sustained share price performance and to foster a partnership culture underpinned by strong emotional and financial ownership. PGSUs are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by the performance factor (0% to 100%), determined by the Compensation Committee using the Long-Term Company Scorecard. Refer to page 53 for the results of the 2014 Long-Term Company Scorecard, and page 40 for prospective disclosure of the 2015 Long-Term Company Scorecard.

The following diagram illustrates the life cycle of a PGSU award, from grant to payout following termination of employment. The key characteristics of the 2014 Performance Granted Share Unit Plan are included in Schedule C to our Circular.

Long-Term Company Scorecard	Performance Evaluation and Grant	PGSUs Vest, Common Shares Purchased in the Market	Restrictions Lapse

Performance is tracked throughout the year using our Long-Term Company Scorecard. This scorecard measures achievement of our strategic priorities using quantitative and qualitative measures that will be evaluated with 0-100% ranges.

The Compensation Committee evaluates performance of our Participating NEOs using our Long-Term Company Scorecard and assigns a collective grade of 0% to 100%. Following this assessment, annual PGSU awards are determined based on a multiple ranging from one to six times base salary, depending on position and level of responsibility.

The number of PGSUs granted is determined by dividing the dollar value of the award, by the closing price of our Common Shares on the date prior to grant.

PGSUs (initial grant plus dividends accrued) vest at the end of the third calendar year from the date of grant. The after tax proceeds are then used by a third party administrative agent to purchase our Common Shares on the open market on behalf of the participant.

Common Shares purchased (Restricted Shares) cannot be sold until a participant retires or leaves the Company (or up to two years longer if the participant leaves to join, or provide services to, a defined competitor). Dividends are paid to the participant in cash, when and as declared.

Generally when a participant leaves the Company, unvested PGSU awards will be paid in cash (when and as vested) and restrictions on those held as Restricted Shares will lapse and cease to apply.

When a participant leaves the Company to join, or to provide services to, a defined Competitor, unvested PGSU awards will be forfeited and restrictions on those held as Restricted Shares will lapse in three tranches. See page C-2 for more details.

The Compensation Committee may periodically review and adjust the ranges and weightings assigned to each performance measure in the Long-Term Company Scorecard. The Compensation Committee also has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all the restricted Common Shares held by a Participating NEO, which were purchased upon vesting of PGSUs. Any such waivers will be determined on a case-by-case basis. Any discretion exercised for our Participating NEOs will be fully disclosed in the Compensation Discussion and Analysis.

Restricted Share Units (RSUs)

RSUs may be awarded to newly-hired officers in recognition of forfeited compensation upon joining Barrick, or may be granted from time to time in recognition of a promotion and/or long-term retention needs. RSU awards vest up to three years from the date of grant (as specified by the Compensation Committee at the time of the grant and unless otherwise determined by the Compensation Committee), and are granted on a case-by-case basis. The key characteristics of the Restricted Share Unit Plan are included in Schedule D to our Circular.

Previous Compensation Policies that Continue to Apply

We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards. We have also ceased granting Performance Restricted Share Units (PRSUs) to strengthen long-term emotional and financial ownership of our executives, eliminating deferred cash incentives. Outstanding PRSUs vest at the end of three years from the date of grant, based on Relative Total Shareholder Return, Adjusted EBITDA, and Free Cash Flow performance weighted at 50%, 25%, and 25%, respectively. Adjusted EBITDA and Free Cash Flow are both adjusted for commodity prices. Certain Participating NEOs and other senior executives of the Company continue to hold stock options and PRSUs based on awards made in respect of 2013 and earlier. Please refer to “Other Information – Equity Compensation Plan Information” beginning on page 77 for terms applicable to all outstanding option grants and Schedule E for terms applicable to all outstanding PRSU grants.

OTHER EXECUTIVE COMPENSATION ELEMENTS

Employee Share Purchase Plan (ESPP)

All head office employees, including our Participating NEOs, are eligible to participate in the ESPP. The ESPP enables our employees to purchase our Common Shares through payroll deduction. We pay for the account set-up and purchase fees and match 50% of employee contributions, up to a maximum of Cdn $5,000 per year.

Executive Retirement Plans

We administer two supplemental defined contribution Executive Retirement Plans that provide for annual employer contributions equal to 15% of each eligible officer’s annual earned salary and annual performance incentive, which accrue with interest until termination of employment (before the participant’s retirement date), or upon retirement, as applicable. The accumulated contributions are paid to the eligible officer in cash upon termination or retirement, as applicable.

Currently, we administer one plan for officers based outside of the United States (including Canada) and one for officers primarily based in the United States. The Executive Retirement Plans cover all officers of the Company, except Mr. William Birchall (Vice Chairman). See page 68 for a detailed description of the Executive Retirement Plans. Barrick does not provide defined benefit retirement arrangements for current officers, but currently administers inherited legacy defined benefit plans from Barrick’s acquisitions of Homestake Mining Company and Placer Dome Inc.

Other Benefits and Perquisites

Barrick provides competitive benefits and perquisites to executives to aid in the attraction and retention of highly qualified executives. Medical and dental benefits are provided as they are to all full-time employees. Perquisites generally include an automobile or car allowance, parking benefits, financial counselling and executive medicals. Certain executives are eligible for additional company paid top-up life and disability insurance.

CHANGE IN CONTROL SEVERANCE ARRANGEMENTS

Barrick adopted the Partner Change in Control Severance Plan in order to induce participants to remain employed by the Company in the event of a Change in Control. Participating NEOs are currently entitled to receive severance benefits if they are terminated without cause or if they resign for good reason within two years following a Change in Control. The Partner Change in Control Severance Plan is effective for three years from the effective date (January 1, 2015), unless otherwise extended by the Board. Mr. Thornton is not subject to any Change in Control protection. Refer to “Potential Payments Upon Change in Control Termination” on page 73 for more information.

EMPLOYMENT AGREEMENTS

Our NEOs do not have formal employment agreements with the Company. In connection with their appointments to their respective positions, Messrs. Al-Joundi, Dushnisky, Gowans, Thomson, Thornton, and Sokalsky signed offer letters with the Company related to their employment.

COMPENSATION RISK MANAGEMENT

Risk is an inherent component of our business; therefore, prudent risk management is essential to deliver on our strategic objectives. As part of our overall risk management efforts, the Compensation Committee evaluates our compensation practices to ensure that they do not encourage our executives to take undue risk on behalf of the Company for personal financial gain.

COMPENSATION RISK ASSESSMENT AND RISK-MITIGATING FEATURES

The Compensation Committee retained Towers Watson to conduct a comprehensive compensation risk assessment to ensure that the 2014 executive compensation programs would not encourage excessive risk taking. This assessment did not identify any significant risks that are likely to have a material adverse effect on Barrick. We will continue to monitor and evaluate our compensation programs to ensure that compensation risks, if any, are adequately mitigated. The key risk-mitigating features of our executive compensation programs policies, and processes are as follows:

Structure of PGSU Plan

By providing a significant portion of compensation in the form of units that are ultimately converted into Common Shares through the PGSU Plan, the long-term interests of our Participating NEOs and shareholders are one and the same. The significant portion of compensation allocated to this long-term incentive ensures that executives focus on sustainable value creation. Because each Participating NEO’s short-term cash incentives are small relative to the anticipated long-term Common Share holdings under the PGSU Plan, an executive is not motivated to take undue short-term risk because the short-term reward would not offset any potential negative impact on the long-term value of the Common Shares held through the PGSU Plan. Additionally, all plan participants share the same Company-wide performance measures, which ensures that there is shared responsibility to enhance overall Company performance.

Structure of Annual Performance Incentive Program

The design of our program reinforces key financial and operating metrics that are aligned with the Board-approved business strategy and the use of multiple performance measures ensures that no single element is maximized at the expense of our overall sustainability.

No Guaranteed Payouts and Payout Caps

We do not guarantee any minimum payouts under our variable pay plan and awards will not exceed the individual maximum compensation opportunity under any circumstance.

Market Leading Share Ownership Requirements

While our PGSU Plan should enable our Participating NEOs to meet their respective share ownership requirements, subject to performance, we have established market-leading minimum share ownership levels set as a multiple of base salary for our Chairman, Co-Presidents, Senior Executive Vice Presidents, Senior Vice Presidents, Vice Presidents and Partners. Share ownership ensures the interests of our executives and shareholders are one and the same.

Clawback Policy

In February 2014, Barrick adopted an Incentive Compensation Recoupment Policy (Clawback Policy) that goes beyond the yet-to-be implemented provisions of the U.S. Dodd-Frank Act. Under that policy, we may recoup certain incentive compensation paid to our Chairman, Partners, former executive officers, and certain other officers and employees in cases of a material financial restatement which improperly resulted in the overpayment of incentive compensation. The Clawback Policy provides that in the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under the applicable securities laws, other than as a result of a change in accounting principles or securities laws, the Board may seek to recoup excess incentive compensation which was paid or granted upon the achievement of certain financial results in the 36-month period preceding the date of the restatement, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported. In the case of our Chairman and our Partners, the Clawback Policy applies regardless of personal wrong-doing in connection with the restatement. In the case of our other officers and covered employees, the Clawback Policy applies where the Board determines, in its sole discretion, that the individual engaged in wrongful conduct that caused or was a significant contributing factor to the need for the restatement.

Insider Trading Policy

Our Insider Trading Policy includes a provision prohibiting all officers and directors from hedging the economic exposure of their share ownership and equity-based long-term incentive compensation and we are not aware of any contraventions of this policy.

Periodic Compensation Review

We will continue to conduct periodically a complete review of our compensation strategy, including pay philosophy and program design, based on factors such as business requirements, market practice, governance considerations and shareholder input.

Stress Testing of Incentive Programs

When new compensation programs are considered, they are stress-tested to ensure that payouts would be reasonable within the context of the range of performance outcomes.

Overlapping Committee Memberships

We have overlapping Committee memberships to provide a comprehensive understanding of Barrick’s risks and a better sense of how they can be managed through program design.

Say on Pay Advisory Vote

In 2011, we adopted a non-binding shareholder advisory vote on executive compensation to ensure that shareholder feedback is considered as part of the ongoing executive compensation review process. Barrick now conducts such a vote on an annual basis at its annual general meeting.

EXECUTIVE SHARE OWNERSHIP REQUIREMENTS

Our partnership culture requires that leaders be owners, and we expect our NEOs to have a high degree of financial and emotional ownership in the Company. We do not see it as a requirement to be imposed upon our NEOs. Rather, significant ownership is a core attribute of our culture and something that our leaders embrace.

Reflecting this philosophy, the Compensation Committee approved enhanced share ownership requirements for our Co-Presidents (10x salary), all Senior Executive Vice Presidents and Executive Vice Presidents (5x salary), and Senior Vice Presidents, Vice Presidents and Partners (1.5x to 2.5x salary), effective beginning December 31, 2014. Participating NEOs have five years from the date of the first PGSU award to meet these new share ownership requirements (February 2020). See page 30 for the Chairman’s share ownership requirements.

Common Shares held by the NEOs, Common Shares purchased through Barrick’s ESPP, Common Shares held in trust, unvested RSUs and unvested PGSUs are counted towards satisfying share ownership requirements. Stock options and outstanding PRSUs do not count towards these requirements.

Messrs. Dushnisky, Gowans, and Thomson do not currently satisfy their new share ownership requirements. They have five years from the date of the first PGSU award to meet these new requirements. The new share ownership requirements should be met in five years assuming strong performance, since our Partners earn the majority of compensation in the form of PGSU awards that count toward share ownership requirements. Mr. Thornton currently satisfies his share ownership requirement.

Share ownership of the NEOs has been evaluated as at year end on December 31, 2014, and March 2, 2015 to take into consideration the long-term incentive grants that were made in February 2015 for 2014 service, as well as additional Common Share purchases made by our NEOs throughout the year.

	2014 Requirement	Actual Share Ownership Details for NEOs(1)
Name and Title	Multiple Of Salary(2)	Measurement Date	Value of Common Shares Held (# Common Shares)	Value of PGSUs Subject to Vesting (# PGSUs)	Value of RSUs Subject to Vesting (# RSUs)	Value of DSUs (# DSUs)	Value of Total Ownership(1) (# Total)	Total Share Ownership Multiple of Salary(2)
John L. Thornton(3)	4.0x	December 31, 2014	$10,858,575	Nil	$688,925	$11,943	$11,559,443	4.6x
Chairman			(1,010,100)		(64,086)	(1,111)	(1,075,297)
		March 2, 2015	$12,888,876	Nil	$817,737	$14,176	$13,720,790	5.5x
			(1,010,100)		(64,086)	(1,111)	(1,075,297)
Kelvin P.M. Dushnisky(4)	10.0x	December 31, 2014	$290,250	Nil	$821,537	Nil	$1,111,787	1.0x
Co-President			(27,000)		(76,422)		(103,422)
		March 2, 2015	$736,839	$1,519,052	$771,635	Nil	$3,027,527	3.2x
			(57,746)	(119,048)	(60,473)		(237,267)
James K. Gowans(5)	10.0x	December 31, 2014	$92,740	Nil	$382,453	Nil	$475,193	0.4x
Co-President			(8,627)		(35,577)		(44,204)
		March 2, 2015	$406,036	$1,519,052	$453,963	Nil	$2,379,051	2.5x
			(31,821)	(119,048)	(35,577)		(186,446)
Ammar Al-Joundi(6)	5.0x	December 31, 2014	$371,036	Nil	$777,677	Nil	$1,148,713	1.4x
Senior Executive Vice			(34,515)		(72,342)		(106,857)
and Chief Financial		March 2, 2015	N/A	N/A	N/A	N/A	N/A	N/A
Officer
Kevin J. Thomson(7)	5.0x	December 31, 2014	$164,486	Nil	Nil	Nil	$164,486	0.2x
Senior Executive Vice			(15,301)				(15,301)
President, Strategic Matters		March 2, 2015	$195,241	Nil	$1,519,052	Nil	$1,714,293	2.4x
			(15,301)		(119,048)		(134,349)

(1)	The value of Common Shares, PGSUs, RSUs and DSUs is based on the closing price of our Common Shares on the New York Stock Exchange on December 31, 2014 ($10.75) and March 2, 2015 ($12.76).
(2)	For the purposes of determining the share ownership requirements as at December 31, 2014 and March 2, 2015, the 2014 pre-tax base salary reflecting the NEO role has been used for Messrs. Thornton ($2,500,000), Dushnisky (Cdn $1,200,000), Gowans (Cdn $1,200,000), Al-Joundi (Cdn $900,000), and Thomson (Cdn $900,000). There have been no increases to the annual base salaries for the NEOs in 2015. For Messrs. Dushnisky, Gowans, Al-Joundi, and Thomson, 2014 annual base salaries were converted from Canadian dollars to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada (1.1045). 2015 annual base salaries were converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on March 2, 2015 (1.2535).
(3)	Mr. Thornton owns 554,400 Common Shares directly and 33,220 Common Shares indirectly through a Rollover IRA. Mr. Thornton exercises control or direction over 240,600 Common Shares held in the names of his wife and children. In addition, 181,880 of our Common Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Common Shares held in trust.
(4)	Mr. Dushnisky holds 57,746 of our shares directly, 15,000 of which were purchased in 2014. Mr. Dushnisky has until February 17, 2020 to meet the share ownership requirement applicable in 2014.
(5)	Mr. Gowans holds 31,821 of our shares directly, 8.627 of which were purchased in 2014 in connection with his on-hire arrangement. Mr. Gowans is required to hold these shares for a period of 2 years after the date of purchase, or until February 25, 2016. Mr. Gowans has until February 17, 2020 to meet the share ownership requirement applicable in 2014.
(6)	As of December 31, 2014, Mr. Al-Joundi held 34,515 of our shares directly, 5,000 of which were purchased in 2014. Mr. Al-Joundi was no longer subject to his share ownership requirements upon his departure from Barrick, effective February 18, 2015.
(7)	Mr. Thomson holds 15,301 of our shares directly, all of which were purchased in 2014 in connection with his on-hire arrangement. Mr. Thomson is required to hold these shares for a period of 2 years after the date of purchase, or November 3, 2016. Mr. Thomson has until February 2020 to meet the share ownership requirement applicable in 2014.

SHAREHOLDER RETURN PERFORMANCE GRAPHS

The following graph compares the total cumulative shareholder return for Cdn $100 invested in our Common Shares on the Toronto Stock Exchange at December 31, 2009 with the cumulative total return of the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) and the S&P/TSX Composite Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

Five-Year Cumulative Total Shareholder Return on Cdn$100 Investment(1)

December 31, 2009 to December 31, 2014

(1)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on Cdn$100 Investment

	2009	2010	2011	2012	2013	2014
Barrick (TSX)	$100	$129.36	$113.33	$87.35	$47.98	$32.50
S&P/TSX Composite Index	$100	$117.61	$107.36	$115.08	$130.03	$143.75
S&P/TSX Global Gold Index	$100	$126.66	$109.44	$93.36	$49.08	$46.26

Over the last year, gold prices continued to trend lower from levels observed over the five-year period since 2009. Falling gold prices have affected gold equity valuations, as reflected by the year-over-year decline of the S&P/TSX Global Gold Index and Barrick’s share price. This challenging operating environment for the gold sector, characterized by lower realized gold prices, has sharpened our focus on maximizing free cash flow and delivering shareholder returns in any price environment.

Barrick has defined clear priorities which will return the Company to its successful origins: operational excellence, a focus on the best assets in core regions, improved financial flexibility and a strong partnership culture. While total shareholder returns were disappointing in 2014, the Company is confident that these priorities, in parallel with its position as the lowest cost senior producer, will revitalize Barrick as a substantially leaner, more agile organization that can deliver strong returns and free cash flow growth throughout commodity cycles.

The following graph compares the total cumulative shareholder return for US $100 invested in our Common Shares on the New York Stock Exchange at December 31, 2009 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

Five-Year Cumulative Total Shareholder Return on US$100 Investment(1)

December 31, 2009 to December 31, 2014

(1)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index and the PHLX Gold & Silver Sector (XAU) Index are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on US$100 Investment

	2009	2010	2011	2012	2013	2014
Barrick (NYSE)	$100	$136.36	$117.23	$92.47	$47.60	$29.38
S&P 500 Index	$100	$115.06	$117.49	$136.30	$180.44	$205.14
PHLX Gold & Silver Sector (XAU) Index	$100	$135.95	$109.90	$102.53	$53.30	$44.09

The following graph illustrates the 5-year cumulative change in total compensation awarded to our NEOs as reported in the Summary Compensation Table since 2009, compared to the cumulative shareholder return for Cdn $100 and US $100 invested in our Common Shares on the Toronto Stock Exchange and the New York Stock Exchange, respectively, at December 31, 2009.

Change in Named Executive Officer (NEO) Total Compensation(1)

versus Barrick Cumulative Value (2) of Cdn $100 and US $100 Investment

December 31, 2009 to December 31, 2014

(1)	Total compensation represents the total reported value of salary, API, grant date fair value of equity-based long-term incentive awards, pension value, and all other compensation from the Summary Compensation Table for the NEOs in role as at December 31 each year
(2)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date

Five-Year Total Shareholder Return on Cdn$100 and US$100 Investment

	2009	2010	2011	2012	2013	2014
Barrick (TSX)	$100	$129.36	$113.33	$87.35	$47.98	$32.50
Barrick (NYSE)	$100	$136.36	$117.23	$92.47	$47.60	$29.38

Five-Year Change in NEO Total Compensation

	2009	2010	2011	2012	2013	2014
NEO Total Compensation (Indexed Change to 2009 Compensation)	100.0 (index year)	74.36 (-26%)	76.24 (-24%)	117.85 (18%)	75.94 (-24%)	78.12 (-22%)
NEO Total Compensation (U.S. millions)	$38.05	$28.30	$29.01	$44.84	$28.90	$29.73

Our compensation strategy puts the value of our executives’ compensation at risk in the same way that risk is assumed by long-term shareholders. A majority of the compensation we award, if earned, is tied directly to long-term performance and our executives are compensated in units that ultimately convert to Common Shares that cannot be sold until termination or retirement. The shareholding net worth of our executives is therefore directly linked to our performance and the future value of our Common Shares, which reinforces the values of collective responsibility and accountability that are central to our partnership culture.

The total reported compensation for our NEOs was $29.73 million in 2014, based on performance as measured against both our Annual Performance Incentive scorecards and Long-Term Company Scorecard. Total compensation for the NEOs in 2014 represents approximately 4% of Barrick’s 2014 adjusted net earnings of $793 million, which represents Barrick’s net earnings before asset and goodwill impairment charges recorded for the year, and 0.29% of Barrick’s common shareholder equity of $10,247 million as at December 31, 2014. Since 2009, the total reported compensation for our NEOs decreased by approximately 22%.

To provide a consistent basis of comparison over the five-year time period, the figures for all years include the total compensation for only the top five NEOs who were active in their roles as of December 31 each year. The compensation for interim NEOs and departed NEOs has been excluded; however, this information is disclosed in the Circular for the relevant year. For 2014, this information is disclosed in the “Summary Compensation Table” on page 62 of this Circular.

2014 COMPENSATION OF NAMED EXECUTIVE OFFICERS

The Compensation Committee determined 2014 compensation for our NEOs based on performance as measured against transparent short and long-term scorecards. Compensation was heavily weighted to long-term performance, in the form of units that convert into Common Shares that must be held until termination or retirement, ensuring the long-term interests of our executives and shareholders are one and the same. The Compensation Committee determined compensation for the Chairman based on an assessment of his performance against a series of concrete and specific initiatives disclosed to shareholders described on page 55. For 2014, Company performance was assessed using the “2014 Long-Term Company Scorecard” set out below, which was published in the 2014 Information Circular. Individual performance for the Co-Presidents and the Senior Executive Vice President and Chief Financial Officer was assessed based on the “2014 Annual Performance Incentive Scorecards” set out beginning on page 56. All individual initiatives and Annual Performance Incentive scorecards were also published in the 2014 Information Circular. There is no Annual Performance Incentive scorecard for our Senior Executive Vice President, Strategic Matters as he was appointed on October 14, 2014 and was not eligible for incentive compensation for 2014 performance. Mr. Sokalsky received a prorated annual performance incentive award based on an assessment of his performance from January 1, 2014 to September 15, 2014, pursuant to the terms of the program and his severance arrangements. Please see page 60 for more details.

To accelerate emotional and financial ownership among our leaders, this year the Compensation Committee has exercised discretion to require that half of the annual performance incentives paid to our Participating NEOs be used to purchase Common Shares, rather than the customary 100% cash incentive. These shares cannot be sold until the Participating NEO leaves the Company and must be held for a minimum of three years under all circumstances.

2014 LONG-TERM COMPANY SCORECARD

PAY AND PERFORMANCE CONSIDERATIONS FOR 2014 PGSU AWARDS

PGSU awards granted in February 2015 in respect of 2014 were assessed against the 2014 Long-Term Company Scorecard (shown below) that was published in the 2014 Information Circular. A summary of the performance evaluation and rationale is set out below and on the next page.

METRIC	Weighting	Long-Term Performance Basis	Actual 2014 Performance	Outcome
Return on Invested Capital	20%	10% – 15%	7.7%	0.0%

Dividends to Shareholders(1)	10%	25% – 35%	29% of adjusted net income	0.0%

Free Cash Flow(2)	10%	Positive	Negative $140 million	0.0%

Strong Capital Structure(3)	10%	Material improvements to balance sheet progressing towards A grade credit rating	No material progress in 2014	0.0%

Capital Project Performance(4)	10%	Final Investment Decision Budget	Risk adjusted capital expenditure of $2.18 billion	5.0%
Strategic Execution(5)	15%	Judgment	Advanced all strategic initiatives but execution was not fully completed	5.0%

Reputation and License to Operate(6)	15%	Judgment	Overall strong safety performance and compliance record	7.5%

People Development(7)	10%	Judgment	Strong progress with talent upgrade, retention and talent review; significantly more to be done to develop talent and improve bench strength	7.5%
Total	100%			25.0%

(1)	Dividends to Shareholders based on annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account alternative uses of cash (e.g. acquisitions, share buybacks, etc.) to ensure that there is a focus on delivering excess returns.

(2)	Free Cash Flow is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2014 for details on how Barrick uses Free Cash Flow and a reconciliation of this measure to the most directly comparable IFRS measure. For the purposes of this scorecard, Free Cash Flow has been adjusted for commodity prices.

(3)	Strong Capital Structure will be determined based on Barrick’s investment grade rating as determined by major debt rating agencies.

(4)	Capital Project Performance will be determined based on the total variance from the final investment decision budget for major capital projects, as assessed at the end of the year.

(5)	Successful strategy execution will be qualitatively assessed based on considerations such as ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to grow cash flow per share on a sustainable basis; the application of processes, governance, people and technology to drive sustainable company performance, including demonstrable actions taken to address critical issues facing the business; and meeting important milestones for strategy execution.

(6)	Reputation and License to Operate will be qualitatively assessed based on considerations including our overall compliance record, independent assessments of our corporate social responsibility related performance (e.g. International Council on Metals and Mining Assurance review, Dow Jones Sustainability Index listing) and the quality of license to operate risk assessments.

(7)	Quality of people development will be quantitatively and qualitatively assessed based on considerations including the ability to attract top performers, the retention rate for A-rated performers in the organization, succession readiness for top roles and internal promotion rate to top roles.

Financial Performance Measures

Return on Invested Capital (20% weighting) – No award on metric

Barrick is in the process of optimizing the Company’s portfolio, driving improvements that will maximize free cash flow, and reallocating capital to only those operations that meet our hurdle rate of 10 - 15% return on invested capital through metal price cycles. All individual projects must meet a minimum return on invested capital of at least 15%. We expect that the result, over time, will be higher return on invested capital, but we have not yet achieved our target levels. For 2014, Return on Invested Capital was 7.7% and as a result, no PGSUs were awarded for this metric.

Dividends to Shareholders (10% weighting) – No award on metric

Barrick places a high priority on delivering returns to shareholders in the form of dividends through the gold price cycle. For 2014, our dividend was 29% of adjusted net income, within our target payout ratio as a percentage of adjusted net income; however, absolute dividend payments decreased 54% year-over-year from 2013. As a result, no PGSUs were awarded for this metric.

Free Cash Flow (10% weighting) – No award on metric

We believe that a sustainable mining business must deliver positive free cash flow through the gold price cycle, with the ability to self-fund growth. Returning to positive free cash flow is a priority for Barrick but we fell short in 2014 with negative $140 million. As a result, no PGSUs were awarded for this metric.

Strong Capital Structure (10% weighting) – No award on metric

Barrick committed to materially strengthening the Company’s balance sheet, as measured by an improving credit rating and progress towards A grade. We continue to have robust liquidity and are actively pursuing opportunities to reduce our debt level by at least $3 billion in 2015. However, we did not reduce debt in 2014 and as a result, no PGSUs were awarded for this metric.

Capital Project Performance (10% weighting) – 50% award on metric, or 5.0% in total

Optimizing capital allocation by funding only those projects that achieve a return on invested capital of at least 15%, as described above, is a pre-requisite of robust performance, but we recognize that it is also essential to deliver projects within the budget and timeframe outlined at the time of the investment decision, as well as project sanctions. For 2014, our risk-adjusted capital expenditure range was between $2.4 and $2.7 billion. Actual performance came in below this range at $2.18 billion; however, ongoing challenges at Pascua-Lama resulted in a 50% award for this metric.

Non-Financial Performance Measures

Strategic Execution (15% weighting) – 33% award on metric, or 5.0% in total

Our strategic initiatives for 2014 included optimizing the Company’s asset portfolio, strengthening our balance sheet, overhauling our operating model, and addressing the challenges at Pascua-Lama. While we made progress on all of these (some more than others), execution was not fully completed. In light of this, the Compensation Committee awarded 33% on this metric. Execution against these initiatives is ongoing in 2015.

Reputation and License to Operate (15% weighting) – 50% award on metric, or 7.5% in total

Strong safety performance and a robust compliance record (environmental, human rights, anti-corruption, etc.) are foundational for our business. In evaluating this metric, we look for consistency and demonstrable improvement in these areas over time. Barrick’s safety performance continues to improve, with 2014 being the best year in our history. There have been no significant environmental issues beyond ongoing challenges with water management at our Pascua-Lama project. And, in most jurisdictions, strong government and community relations translated into a reliable operating environment for the Company. For the seventh year in a row, Barrick was recognized by the Dow Jones Sustainability Index as a top performer in the mining industry. We also met our obligations under the International Council for Mining and Metals Sustainable Development Framework, as well as the G3 Global Reporting Initiative. However, recognizing that we had one fatality in 2014, no points were awarded for safety performance. The Compensation Committee also believes more work must be done to improve our reputation and permitting position in Chile. In light of this, the Compensation Committee awarded 50% on this metric.

People Development (10% weighting) – 75% award on metric, or 7.5% in total

Over the last six months we attracted 12 new leaders to Barrick who personify the Company’s original values and bring vital skills and experience that support our business objectives, such as strengthening the balance sheet, improving efficiency and productivity and building partnerships in China and beyond. Retention of key talent remains high at 95% of identified positions and robust succession planning enabled us to cover over 50% of critical role openings in 2014 with internal leaders. While the Company is making good progress, the Compensation Committee believes there remains significant work ahead to upgrade talent across the organization and therefore has awarded 75% for this metric.

2014 CHAIRMAN PERFORMANCE ASSESSMENT

INDIVIDUAL PAY AND PERFORMANCE CONSIDERATIONS

Mr. John L. Thornton was appointed Chairman on April 30, 2014. The Compensation Committee is satisfied that the Chairman’s compensation reflects his contributions and performance against the annual initiatives set out for his position in 2014, as described in more detail below. His 2014 annual initiatives reflected priorities that the Board and the Compensation Committee established to support the achievement of Barrick’s longer term strategic goals. For 2014, the Compensation Committee recognized his strong leadership in developing and implementing our transformational ‘back to the future’ strategy designed to restore Barrick to its leadership position, underpinned by a partnership culture and a lean, decentralized operating model that will maximize free cash flow per share. The Compensation Committee is also satisfied that Mr. Thornton’s compensation is appropriately structured to maintain a strong focus on creating sustainable, long-term shareholder value, ensuring the interests of the Chairman and shareholders are one and the same. A majority of the compensation awarded to Mr. Thornton is long-term in nature, in the form of cash to purchase Common Shares on the open market that cannot be sold until the later of (a) three years from the date of purchase and (b) the date the Chairman retires or leaves the Company. Last year, our Chairman purchased more than 580,000 Common Shares on the open market, bringing his total ownership position to more than one million shares. At the end of 2014, Mr. Thornton had purchased nearly two Barrick shares for every share he had earned as compensation. The 2014 compensation and scorecard below highlight Mr. Thornton’s contributions and progress in advancing concrete and specific initiatives as disclosed in the 2014 Information Circular:

	Maximum Potential Award (% Salary)	Actual 2014 Performance Outcome	Assessed Value of Award (% Salary)(1)
Annual Performance Incentive	N/A	See below	100%
Long-Term Incentive(2) (Cash to Buy and Hold Shares)	N/A	See below	280%

(1)   Mr. Thornton’s API award and a long-term incentive award were determined based on his annual base salary

(2)   Mr. Thornton’s long-term incentive was awarded on the condition that Mr. Thornton use the award to purchase our Common Shares, which cannot be sold until the later of (a) three years from the date of purchase and (b) the date of Mr. Thornton’s retirement or termination.

2014 Annual Initiatives	2014 Key Accomplishments
Develop Strategic Alternatives for Future Growth

•      Working with management and the Board, led the development of Barrick’s “Back to the Future” strategy, rejuvenating a partnership culture at Barrick based on financial and emotional ownership, with a concrete plan to restore the Company’s balance sheet to a position of strength, eliminate inefficient management layers and drive greater free cash flow with a focus on gold

Execute Transformational Strategy and Provide Strategic Leadership

•      Continued to lead the rejuvenation of Board of Directors with the appointment of two additional independent directors, including Michael Evans, former Vice Chairman of Goldman Sachs and among the world’s foremost experts on capital markets; and Brian Greenspun, a prominent Nevada business leader and the Company’s first director from a State that accounts for 40% of Barrick’s gold production

•      Drove substantial increase in board independence, with 10 of 13 directors (77%) now independent

•      Engaged corporate governance and legal experts from Harvard University to carry out a review of Barrick’s board assessment and evaluation systems, adopting refinements identified in the review to ensure Barrick practices are state-of-the-art

•      Led the implementation of innovative Co-President management structure, designed to support Barrick’s partnership culture and enable the Company to meet the distinct demands of the mining industry in the 21st century

•      Revitalized and upgraded management team, attracting top talent to Barrick including Jim Gowans, Kevin Thomson, Shaun Usmar, Richard Williams, along with eight other senior leaders from diverse backgrounds, including three women

•      Spearheaded introduction of the most shareholder-friendly, long-term incentive program of any Canadian company today. A majority of compensation for Partners is now tied directly to long-term performance with leaders compensated in units that convert into Common Shares that cannot be sold until retirement

Provide Strategic Guidance to Drive Operational Excellence

•       Provided regular counsel to management on strategic operational matters

•       Worked with management to develop new capital allocation strategy underpinned by mandatory hurdle rates for returns on invested capital, including a minimum hurdle rate of 15% for all projects

•       Facilitated ongoing knowledge-sharing and development opportunities for Barrick management at Ford and Shell, garnering best practices in capital allocation, innovation, talent management, decentralized operations, risk management, and transformational leadership

Build and Manage Stakeholder Relationships

•       Led high-level negotiations to form strategic joint venture with Saudi Arabian state mining company Ma’aden, allowing the Jabal Sayid project to move forward

•       Led high-level negotiations with governments in Argentina and Chile to achieve smooth suspension of construction at Pascua-Lama

Revamp Board Oversight of Risk Management Systems

•       Established new Risk Committee of the Board of Directors to strengthen Board oversight of enterprise risk management, financial structure, and financial risk management programs

•       Worked with management to develop new risk management framework, combining the Company’s Financial Governance and Enterprise Risk group with the Assurance and Advisory Services (Internal Audit) team to remove silos and promote better integration and more effective risk management and follow through (implemented in early 2015)

2014 ANNUAL PERFORMANCE INCENTIVE SCORECARDS

INDIVIDUAL PAY AND PERFORMANCE CONSIDERATIONS FOR CO-PRESIDENTS

Mr. Kelvin Dushnisky, formerly Senior Executive Vice President, was appointed Co-President in July 2014 as part of the new executive management structure. The Compensation Committee recognized that Mr. Dushnisky worked seamlessly with Mr. Gowans to provide overall leadership and direction to the organization on matters of strategic and operational significance, while advancing the Company’s strategic initiatives for 2014. Mr. Dushnisky also played a key role in investor engagement activities and made important contributions to strengthen our relationships with host governments, local communities, and other external stakeholders. As Chairman of Acacia Mining Plc, he provided board oversight to drive improved financial and operational performance. The 2014 compensation summary and Annual Performance Incentive scorecard below highlight Mr. Dushnisky’s contributions and achievements:

	Maximum Potential Award (% Salary)	Actual 2014 Performance Outcome	Assessed Value of Award (% of Salary)(1)
Annual Performance Incentive(2)	300%	45%	136%
Long-Term Incentive (PGSUs)	600%	25%	150%

(1)   The API award for Mr. Dushnisky was determined based on his prorated base salary, reflecting his appointment to Co-President effective July 16, 2014, and his PGSU award was determined based on his annual base salary as Co-President.

(2)   50% of the API awarded to Mr. Dushnisky was paid in cash, and the remaining 50% on condition that Mr. Dushnisky use the award to purchase Common Shares. These shares cannot be sold until Mr. Dushnisky leaves the Company, and must be held for a minimum of three years from the date of purchase under all circumstances.

	MEASUREMENT	ACTUAL 2014 PERFORMANCE
Adjusted EBITDA (US $millions)(1)	$3,896 to 4,271	• $3,804
Free Cash Flow (US $millions)(1)	-$234 to -$497	• Negative $140
Project Cost and Schedule	Ramp down Spend, Pascua-Lama	• Projects successfully delivered within budget and timeframe; risk adjusted capital expenditure was $2.18 billion
Portfolio Management	Judgment	• Facilitated strategic initiatives for Acacia Mining Plc’s asset portfolio

License to Operate (1) Government, Community and Permitting (2) Risk Management and Compliance	Judgment Judgment

•       Obtained permits and approvals for key projects that helped to achieve targeted production levels and offset costs

•       Provided leadership on high-risk negotiations, including detailed discussions to form Jabal Sayid joint venture, and ongoing engagement and negotiation with Zambian government

•       Strengthened relationships with host governments, including establishment of a Barrick presence in southern Nevada, building relationships with key opinion leaders and driving greater participation in the state’s business and charitable community to strengthen license to operate

•       Active involvement in the recruitment of new Pascua-Lama Executive Project Director (EPD) and restructuring of Pascua-Lama team

•       Reinvigorated and streamlined corporate stakeholder communications programs to manage global reputation

•       Led critical initiatives to ensure compliance with regulatory requirements at operational and management levels

•       Successfully led Corporate Social Responsibility Advisory Board and strengthened Company’s reputation and profile in the mining industry

People Development	Judgment	• Individual leaders are being developed and groomed for succession to leadership roles
Achievement of Annual Initiatives	Judgment

•       Drove implementation of a decentralized operating model and creation of Executive Director/General Manager structure to drive partnership culture

•       Participated in key investor conferences, road shows and shareholder meetings, led executive engagement with media

•       Co-Chaired bi-weekly Business Plan Review meetings to drive greater transparency, improved planning and execution across organization

•       Led International Advisory Board engagement with local governments to assist the Company in Chile and Peru

•       Represented Barrick on Boards of Directors of Canadian Council of the Americas, Institute of the Americas, International Council on Mining and Metals, World Gold Council, Global Leaders Forum, and Canadian Chamber of Commerce

•       Ongoing chairmanship of Acacia Mining plc (formerly African Barrick Gold)

2014 ANNUAL PERFORMANCE INCENTIVE SCORECARD RESULT	45% of maximum API award (136% of salary)
(1)	Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2014 for details on how Barrick uses Adjusted EBITDA and Free Cash Flow and a reconciliation of these measures to the most directly comparable IFRS measures. For the purposes of this scorecard, Adjusted EBITDA and Free Cash Flow have been adjusted for commodity prices.

Mr. James Gowans joined the Company as Executive Vice President and Chief Operating Officer in January 2014. In July 2014, Mr. Gowans was appointed Co-President as part of the new executive management structure. The Compensation Committee recognized that Mr. Gowans worked seamlessly with Mr. Dushnisky to provide overall leadership and direction to the organization on all matters of strategic and operational significance, while advancing the Company’s strategic initiatives for 2014. Mr. Gowans led numerous initiatives with our country and mine managers to improve operational efficiency, maximize free cash flow, and drive sustainable cost reductions. The 2014 compensation summary and Annual Performance Incentive scorecard below highlight Mr. Gowans’ contributions and achievements:

	Maximum Potential Award (% Salary)	Actual 2014 Performance Outcome	Assessed Value of Award (% of Salary)(1)
Annual Performance Incentive(2)	300%	45%	135%
Long-Term Incentive (PGSUs)	600%	25%	150%

(1)   Mr. Gowans’ API award was determined based on his prorated base salary, reflecting his appointment to Co-President effective July 16, 2014, and his PGSU award was determined based on his annual base salary as Co-President.

(2)   50% of the API awarded to Mr. Gowans was paid in cash, and the remaining 50% on condition that Mr. Gowans use the award to purchase Common Shares. These shares cannot be sold until Mr. Gowans leaves the Company, and must be held for a minimum of three years from the date of purchase under all circumstances.

	MEASUREMENT	ACTUAL 2014 PERFORMANCE
Adjusted EBITDA (US $millions)(1)	$3,896 to 4,271	$3,804
Free Cash Flow (US $millions)(1)	-$234 to -$497	Negative $140
Costs (Gold and Copper)(2)	Original guidance: Gold: AISC of $920 – $980/oz Copper: C3 of $2.50 – $2.75/lb	• AISC of $864/oz and capital expenditures came in below guidance
Production (Gold and Copper)	Original guidance: Gold: 5.9 – 6.2 million oz Copper: 470 – 500 million lb	• Achieved gold production guidance; copper production below guidance
Growth Through Resource and Reserve Additions	90% – 110% of 2013 production	• Not achieved due to drop in metal prices; improved mining exploration process and reviewed all exploration projects to improve focus on critical projects
Project Cost and Schedule	Ramp down Spend, Pascua-Lama	• Projects successfully delivered within budget and timeframe; risk adjusted capital expenditure was $2.18 billion
License to Operate (1) Total Reportable Injury Frequency Rate (TRIFR) (2) Environment (3) Government, Community, and Permitting (4) Risk Management and Compliance	0.50 – 0.61 Judgment Progress to ensure License to Operate Judgment

•       Overall safety performance was the best ever in Barrick’s history, with the exception of one fatality

•       Environmental performance improved significantly; all ISO4001 certifications achieved

•       Improved coordination between permitting, environmental, and the operations/projects team

•       Actions taken towards addressing priority risk exposures

•       Active involvement in the recruitment of new Pascua-Lama Executive Project Director (EPD) and restructuring of Pascua-Lama team

People Development	Judgment

•       Streamlined and integrated operations teams by improving knowledge sharing and relationship building

•       Streamlined and strengthened technical services staffing to better align resources to value added projects

•       Sponsored talent development initiatives for General Managers

Achievement of Annual Initiatives	Judgment

•      Assessed and improved current portfolio of assets: (a) at Veladero, dramatically improved the operation, resulting in record tonnage moved in the year; (b) at Pueblo Viejo, accelerated ramp-up; (c) technical reviews and limits conducted for all Operations to source more value

•      Changed business planning processes to focus on detailed 5-year Strategic Business Plans within the Life of Mine (LOM) plans to improve predictability of plans with respect to CAPEX allocation and Operational production planning

•      Drove initiative with Supply Chain Management and Maintenance and Asset Management teams to identify savings in spend rate, and in disposal of excessive or non-moving inventory

•      Drove implementation of a decentralized operating model to drive a partnership culture between Operational and License to Operate functions and to reduce General and Administrative expenses

2014 ANNUAL PERFORMANCE INCENTIVE SCORECARD RESULT	45% of maximum API award (135% of salary)
(1)	Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2014 for details on how Barrick uses Adjusted EBITDA and Free Cash Flow and Adjusted EBITDA and a reconciliation of these measures to the most directly comparable IFRS measures. For the purposes of this scorecard, Adjusted EBITDA and Free Cash Flow have been adjusted for commodity prices.
(2)	AISC per ounce and C3 fully allocated costs per pound are non-GAAP financial measures. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2014 for details.

INDIVIDUAL PAY AND PERFORMANCE CONSIDERATIONS FOR SENIOR EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Mr. Ammar Al-Joundi was promoted from Executive Vice President and Chief Financial Officer to Senior Executive Vice President and Chief Financial Officer in July 2014. He served in this capacity for the 2014 calendar year and remained with us through February 18, 2015. The Compensation Committee recognized that Mr. Al-Joundi worked closely with the Chairman to develop strategic alternatives and supported the development of our strategy to restore a strong balance sheet and reduce debt. The 2014 compensation summary and Annual Performance Incentive scorecard below highlight Mr. Al-Joundi’s contributions and achievements:

	Maximum Potential Award (% Salary)	Actual 2014 Performance Outcome	Assessed Value of Award (% of Salary)(1)
Annual Performance Incentive(2)	225%	38%	85%
Long-Term Incentive (PGSU)	450%	25%	113%

(1)   The API award for Mr.-Joundi was determined based on his prorated salary, reflecting his appointment to Senior Executive Vice President and Chief Financial Officer effective July 16, 2014, and his PGSU award was determined based on his annual base salary as Senior Executive Vice President and Chief Financial Officer.

(2)   50% of the API awarded to Mr. Al-Joundi was paid in cash, and the remaining 50% on condition that Mr. Al-Joundi use the award to purchase Common Shares. These shares must be held for a minimum of three years from the date of purchase under all circumstances.

	MEASUREMENT	ACTUAL 2014 PERFORMANCE
Adjusted EBITDA ($US millions)(1)	$3,896 to 4,271	• $3,804 • Managed Company liquidity and assessed alternatives for balance sheet
Free Cash Flow ($US millions)(1)	-$234 to -$497	• Negative $140 • Delivered approximately $325 million in cost savings; worked closely with Operations to improve overall costs and capital expenditure across the Company for 2014
Costs (Gold and Copper)(2)	Original guidance: Gold: AISC of $920 – $980/oz Copper: C3 of $2.50 – $2.75/lb	• AISC of $864/oz and capital expenditures came in below guidance

Project Cost and Schedule	Ramp down spend, Pascua-Lama	• Projects successfully delivered within budget and timeframe; risk adjusted capital expenditure was $2.18 billion
Portfolio Management	Judgment	• Assessed full potential, value, and risk of Barrick’s existing mines; supported evaluations of divestitures at non-core mines
License to Operate (1) Risk Management and Compliance	Judgment

•       No major company-wide infractions resulting in materially negative financial reporting outcomes

•       Full compliance with external reporting

•       Year-over-year improvement in internal audit and Sarbanes-Oxley 404 results; streamlined and strengthened certification process

People Development	Judgment	• Focused on development of internal talent
Achievement of Annual Initiatives	Judgment	• Managed the assessment and communications of $3.4 billion of impairment charges
2014 ANNUAL PERFORMANCE INCENTIVE SCORECARD RESULT	38% of maximum API award (85% of salary)
(1)	Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2014 for details on how Barrick uses Adjusted EBITDA and Free Cash Flow and a reconciliation of these measures to the most directly comparable IFRS measures. For the purposes of this scorecard, Adjusted EBITDA and Free Cash Flow have been adjusted for commodity prices.
(2)	AISC per ounce and C3 fully allocated costs per pound are non-GAAP financial measures. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2014 for details.

TERMINATION ARRANGEMENTS FOR EXECUTIVE OFFICERS

2014 was a year of leadership transition for Barrick, marked by the departure of our former President and Chief Executive Officer, Mr. Sokalsky (effective September 15, 2014) and the announced departure of our Senior Executive Vice President and Chief Financial Officer, Mr. Al-Joundi (effective February 18, 2015).

TERMINATION ARRANGEMENTS FOR OUR FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Sokalsky’s compensation arrangements in relation to the termination of his services with the Company (effective September 15, 2014) were driven by Canadian statutory and common law. In determining Mr. Sokalsky’s severance entitlement, the Compensation Committee also considered his strong contributions to the development and success of Barrick over his 20-year tenure. In connection with Mr. Sokalsky’s severance arrangements, he has also agreed to confidentiality, non-competition and non-solicitation restrictions (the Non-Competition Agreement) for a two-year period following the effective date of termination.

Mr. Sokalsky’s severance arrangements are as follows:

a)	Staggered lump sum payment equal to two times the sum of his annual base salary and two times the most recent three-year average actual annual performance incentive (paid 75% at termination and remaining 25% by September 15, 2016) and an Executive Retirement Plan allocation equal to 15% of these annual base salary and annual performance incentive payments.

b)	Prorated incentive for his contribution as the President and Chief Executive Officer (based on an assessed Annual Performance Incentive scorecard result of 25.25%) up to the date of termination and an Executive Retirement Plan adjustment of 15% on this prorated incentive payment.

c)	Continued vesting of outstanding stock options until September 15, 2016. Consistent with the terms of the 2004 Stock Option Plan, Mr. Sokalsky’s vested stock options will be exercisable until the earlier of the expiry date and March 15, 2017 (6 months following September 15, 2016 in accordance with the stock option plan). All unvested stock options as at September 15, 2016 will be forfeited. Additionally, any unexercised stock options will become immediately void in the event that the Non-Competition Agreement is materially breached.

d)	Continued vesting of outstanding RSUs until September 15, 2016. All unvested RSUs as at September 15, 2016 will be forfeited. Additionally, any unvested RSUs held will become immediately void in the event that the Non-Competition Agreement is materially breached.

e)	Continued vesting of PRSUs (last tranche will vest on February 11, 2017) pro-rated to his termination date to reflect contribution to performance while employed. Any unvested PRSUs held will become immediately void in the event that the Non-Competition Agreement is materially breached.

f)	PGSUs granted in February 2015 (based on an assessed Long-Term Company Scorecard result of 25.0%) and pro-rated to reflect Mr. Sokalsky’s service in 2014. The value of the PGSU award will be determined at the time of vesting in February 2018. Any unvested PGSUs held will become immediately void in the event that the Non-Competition Agreement is materially breached. In accordance with the terms of the PGSU Plan, these PGSUs will be paid out in cash upon vesting because his employment has already terminated.

g)	Outplacement services up to a value of Cdn $25,000.

h)	Continuance of Mr. Sokalsky’s life insurance, medical, vision care, dental, extended health and drugs, accidental death and dismemberment plans, and long and short-term disability coverage, for a period of eight weeks after the date of termination; payment in lieu of further benefit continuation and automobile benefit for a period of two years.

i)	Continuance of Mr. Sokalsky’s financial counselling benefit for the 2014 and 2015 calendar years, up to a maximum of Cdn $15,000 per annum.

j)	Payment of any outstanding earned but unused vacation pay entitlement up to September 15, 2014.

k)	Supplemental Executive Retirement Plan (SERP) payments will be made in accordance with the plan provisions (See “Executive Retirement Plans” on page 68).

TERMINATION ARRANGEMENTS FOR OUR FORMER SENIOR EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Mr. Al-Joundi’s compensation arrangements in relation to the termination of his services with the Company (effective February 18, 2015) were driven by Canadian statutory and common law. In determining Mr. Al-Joundi’s severance entitlement, the Compensation Committee also considered Mr. Al-Joundi’s strong contributions to Barrick during his tenure as the former Senior Executive Vice President and Chief Financial Officer, as well as his past contributions as Senior Vice President, Business Strategy and Capital Allocation, and Senior Vice President, Finance. In connection with Mr. Al-Joundi’s severance arrangement, he has also agreed to the Non-Competition Agreement for a 20 month period following the effective date of termination.

Mr. Al-Joundi’s severance arrangements are as follows:

a)	Staggered lump sum payment equal to 20 months of his annual base salary and 20 months of the three-year average actual annual performance incentive (paid 75% upon his departure and remaining 25% by November 1, 2016) and an Executive Retirement Plan allocation equal to 15% of these annual base salary and annual performance incentive payments.

b)	Prorated incentive for his contribution as the Senior Executive Vice President and Chief Financial Officer up to the date of termination in 2015 and an Executive Retirement Plan adjustment of 15% on this prorated incentive payment.

c)	Continued vesting of outstanding stock options until October 18, 2016. Consistent with the terms of the 2004 Stock Option Plan, Mr. Al-Joundi’s vested stock options will be exercisable until the earlier of the expiry date and April 18, 2017 (6 months following October 18, 2016 in accordance with the stock option plan). All unvested stock options as at October 18, 2016 will be forfeited. Additionally, any unexercised stock options will become immediately void in the event that the Non-Competition Agreement is materially breached.

d)	Continued vesting of outstanding RSUs according to the normal schedule until October 18, 2016. Any unvested RSUs will become immediately void in the event that the Non-Competition Agreement is materially breached.

e)	Continued vesting of PRSUs (last tranche wil vest on February 11, 2017) pro-rated to his termination date to reflect contribution to performance while employed. Any unvested PRSUs will become immediately void in the event that the Non-Competition Agreement is materially breached.

f)	PGSUs will be granted in February 2016 based on achievement of applicable PGSU plan performance measures and pro-rated to reflect Mr. Al-Joundi’s service in 2015. The value of the PGSU award will be determined at the time of vesting in February 2019. Any unvested PGSUs will become immediately void in the event that the Non-Competition Agreement is materially breached. In accordance with the terms of the PGSU Plan, these PGSUs will be paid out in cash upon vesting because his employment has already terminated.

g)	Outplacement services up to a value of Cdn $15,000.

h)	Continuance of Mr. Al-Joundi’s life insurance, medical, vision care, dental, extended health and drugs, and accidental death and dismemberment plans, and long and short-term disability coverage, for a period of eight weeks after the date of termination; payment in lieu of further benefit continuation and automobile benefit for a period of 20 months.

i)	Payment of any outstanding earned but unused vacation pay entitlement up to the date of termination.

j)	Supplemental Executive Retirement Plan (SERP) payments will be made in accordance with the plan provisions (See “Executive Retirement Plans” on page 68).

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation of our NEOs for the three financial years ended December 31, 2014(1). Our NEOs are our Chairman, Co-Presidents, Senior Executive Vice President and Chief Financial Officer, Senior Executive Vice President, Strategic Matters, and former President and Chief Executive Officer. The key factors necessary to understand the compensation summarized in the following table are described under “Compensation Discussion and Analysis” and in the footnotes to the table.

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position	Year	Salary	Share- Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans(4)	Long- Term Incentive Plans(5)	Pension Value(6)	All Other Compen- sation(7)	Total Compen- sation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)

John L. Thornton(8) Chairman	2014	2,500,000	Nil	Nil	2,500,000	7,000,000	750,000	163,547	12,913,547
	2013	2,500,000	Nil	Nil	1,250,000	5,000,000	562,500	145,995	9,458,495
	2012	1,420,141	2,032,801	Nil	1,420,141	Nil	213,021	11,956,684	17,042,787

Kelvin P.M. Dushnisky(9) Co-President	2014	1,026,271	1,444,500	Nil	696,253	696,253	362,816	256,937	4,483,030
	2013	1,054,397	2,455,989	Nil	527,199	Nil	237,239	99,925	4,374,749
	2012	1,026,603	3,134,792	1,377,631	696,278	Nil	258,432	88,401	6,582,137

James K. Gowans(10) Co-President	2014	940,223	4,158,300	Nil	661,847	661,847	339,588	554,931	7,316,736
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Ammar Al-Joundi(11)	2014	788,453	812,531	Nil	334,998	334,998	218,767	63,052	2,552,799
Senior Executive	2013	825,265	1,922,275	Nil	412,633	Nil	185,685	66,765	3,412,623
Vice President and Chief Financial Officer	2012	355,431	2,705,414	1,513,060	422,169	Nil	172,912	396,923	5,565,908

Kevin J. Thomson(12)	2014	169,763	1,444,500	Nil	Nil	Nil	25,464	819,524	2,459,251
Senior Executive Vice	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President, Strategic Matters	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Jamie C. Sokalsky(13) Former President and Chief Executive Officer	2014	898,667	1,194,120	Nil	339,978	339,978	236,793	5,083,491	8,093,027
	2013	1,359,260	5,065,760	Nil	849,538	Nil	331,320	131,082	7,736,960
	2012	1,244,952	5,934,058	2,797,603	951,380	Nil	329,450	106,957	11,364,398

(1)	All compensation is paid in Canadian dollars and reported in U.S. dollars, except for compensation paid to Mr. Thornton which is paid and reported in U.S. dollars. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average rates reported by the Bank of Canada are: 2014 – 1.1045; 2013 – 1.0299, and 2012 – 0.9996.

(2)	The figures shown reflect the grant date fair value of PGSUs, RSUs and PRSUs approved by the Compensation Committee for the specified fiscal years. PGSUs, RSUs and PRSUs are converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the date preceding the date of grant: i.e., February 13, 2015: 1.2461; February 10, 2014: 1.1055, February 11, 2013: 1.0043; August 3, 2012: 1.0019; July 23 2012: 1.0168; February 13, 2013: 0.9993. For the February 17, 2015 PGSU grants, the exchange rate used was the Bank of Canada closing rate of exchange as at February 13, 2015, the last trading date preceding the date of grant. For the August 7, 2012 RSU grants, the exchange rate used was the Bank of Canada closing rate of exchange as at August 3, 2012, the last trading day preceding the date of grant. Grant date fair value is determined by multiplying the number of RSUs or target number of PRSUs by the closing share price of our Common Shares on the Toronto Stock Exchange on the day preceding the grant date. These compensation fair values are the same as those used for accounting purposes. The following table summarizes the PGSUs, RSUs, PRSUs, and DSUs granted to the NEOs for the last three fiscal years.

Grants of Share Based Awards (2012-2014)

Name	Grant Date	Number of PGSU Awards	Number of RSU Awards	Number of Target PRSU Awards	Number of DSU Awards
John L. Thornton	February 17, 2015	Nil	Nil	Nil	Nil
	February 11, 2014	Nil	Nil	Nil	Nil
	February 12, 2013	Nil	61,843	Nil	Nil
	June 30, 2012*	Nil	Nil	Nil	318
	March 31, 2012*	Nil	Nil	Nil	741
Kelvin P.M. Dushnisky	February 17, 2015	119,048	Nil	Nil	Nil
	February 11, 2014	Nil	31,792	95,375	Nil
	February 12, 2013	Nil	27,285	54,569	Nil
	August 7, 2012**	Nil	15,230	Nil	Nil
James K. Gowans	February 17, 2015	119,048	Nil	Nil	Nil
	February 11, 2014***	Nil	35,129	105,387	Nil
Ammar Al-Joundi	February 17, 2015	66,965	Nil	Nil	Nil
	February 11, 2014	Nil	24,883	74,649	Nil
	February 12, 2013	Nil	18,843	37,686	Nil
	July 24, 2012***	Nil	26,370	Nil	Nil
Kevin J. Thomson	February 17, 2015	Nil	119,048	Nil	Nil
Jamie C. Sokalsky	February 17, 2015	98,413	Nil	Nil	Nil
	February 11, 2014	Nil	65,574	196,722	Nil
	February 12, 2013	Nil	48,702	97,403	Nil
	July 24, 2012**	Nil	36,625	Nil	Nil

*	Director retainer
**	Special grant upon promotion
***	Special sign-on grant

The 2012 RSUs vest and become payable 30 months from the date of grant. The 2013 RSUs vest and become payable 36 months from the date of grant. The 2015 RSUs (granted to Mr. Thomson as part of his hiring package) vest and become payable 33 months from the date of grant. The 2012 and 2013 PRSUs vest, if earned, upon achievement of total shareholder return from January 1, 2013 to December 31, 2015; and January 1, 2014 to December 31, 2016, respectively, versus the total shareholder return for the gold mining peers, as well as Free Cash Flow and Adjusted EBITDA performance. Additional RSUs and PRSUs are credited to reflect dividends paid on our Common Shares. The RSUs and PRSUs are further described in “Compensation Discussion and Analysis – 2014 Compensation Elements – 2014 Equity-Based Long-Term Incentives – Restricted Share Units (RSUs)” on page 46 and Schedule E: Key Characteristics of the Performance Restricted Share Unit (PRSU) Program, respectively. DSUs vest immediately on grant, but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on our Common Shares. DSUs are further described in “Report on Director Compensation and Equity Ownership – Director Equity Awards – Deferred Share Unit Plan” on page 29. PGSUs vest at the end of the third calendar year from the date of grant and the after-tax value of the PGSUs is used to purchase Common Shares in the market, which Common Shares are subject to restrictions on sale. PGSUs are further described in “Compensation Discussion and Analysis – 2014 Compensation Elements – 2014 Equity-Based Long-Term Incentives – Performance Granted Share Units (PGSUs)” on page 45.

Mr. Thornton received DSU awards as part of his retainer for his services as a director prior to being appointed as Co-Chairman of the Board. Director retainers are paid in quarterly installments and as such, the two grant dates for Mr. Thornton reflect the respective DSUs granted for the fiscal quarters ending March 31, 2012 and June 30, 2012. Mr. Thornton continues to receive DSU equivalents to reflect dividends paid on our Common Shares.

(3)	The figures in this column reflect the grant date fair value of options granted to the NEOs for 2012, as approved by the Compensation Committee and are converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the day preceding the date of grant. For the August 7, 2012 option grants, the exchange rate used was the Bank of Canada closing rate of exchange as at August 3, 2012, the last trading day preceding the date of grant. The fair value calculations are described in greater detail following the Summary Compensation Table footnotes.

(4)	For Messrs. Dushnisky, Gowans, Al-Joundi, and Sokalsky, the amounts shown reflect 50% of the API awards as described in “Compensation Discussion and Analysis – 2014 Compensation Elements – 2014 Annual Performance Incentive Program” on page 45. On February 17, 2015, the Compensation Committee exercised discretion to award the remaining 50% of the API awards to Messrs. Dushnisky, Gowans, Al-Joundi, and Sokalsky on condition that they use the award to purchase Common Shares. For Messrs. Dushnisky and Gowans, these Common Shares cannot be sold or otherwise disposed of until the later of (a) three years from the date of purchase and (b) the date the executive retires or leaves the Company. For Messrs. Al-Joundi and Sokalsky, these Common Shares cannot be sold or otherwise disposed of until three years from the date of purchase. See footnote 5 for more details. The intended purpose of applying a holding restriction on the Common Shares purchased with 50% of the API award is to further drive emotional and financial ownership among our leaders.

(5)	The amounts shown reflect special cash awards or a portion of the API awards that are paid to executives on the condition that they use the award to purchase Common Shares which cannot be sold or otherwise disposed of until the later of (a) three years from the date of purchase and (b) the date the executive retires or leaves the Company, as applicable. Additional restrictions may apply. Special long-term cash awards are not granted pursuant to a formal plan. The requirement to use all or a part of the API award to purchase our Common Shares is determined at the discretion of the Compensation Committee.

(6)	The figures shown represent employer contributions pursuant to the Executive Retirement Plan for compensation earned in 2014. Employer contributions to the Executive Retirement Plan with respect to the API award earned for the year ended December 31, 2014 are made in March of the following year. No above-market or preferential earnings are credited on any contributions. Executive Retirement Plan values are denominated in Canadian dollars and are converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year, except the contributions made for Mr. Thornton which are made and reported in U.S. dollars. See “Executive Retirement Plans” on page 68 for further details.

(7)	The amounts disclosed in All Other Compensation represent ESPP employer contributions, various benefit plan costs paid by the Company on behalf of the respective NEO, perquisites, and other compensation not reported in any other column of the Summary Compensation Table, such as cash-based on-hire awards and severance payments, as applicable. The benefits and perquisites for each NEO are denominated in U.S. dollars using the Bank of Canada annual average exchange rates for each respective year. Benefits and perquisites include car leases and allowances; executive long-term disability and life insurance premiums; financial counselling or tax preparation services; parking; club memberships; personal car and driver; executive medical benefits; scholarship for dependent children; travel-related expenses and others, as applicable, all of which are valued on the basis of the aggregate incremental cost to the Company of providing or reimbursing such benefits and perquisites. All NEOs, except Mr. Thomson, received benefits and perquisites exceeding $50,000 in aggregate value, but less than 10% of their respective base salaries for the financial year. Except for automobile benefits and executive long-term disability and life insurance premiums, none of the NEOs received benefits and perquisites which represent more than 25% of the total value of benefits and perquisites reportable for each NEO. Benefits and perquisites are converted to U.S. dollars using the Bank of Canada annual average exchange rate for each respective year. 2014 perquisite details are as follows:

•	Mr. Thornton received $163,547 in benefits and perquisites, including group life insurance and accidental death and dismemberment (AD&D) coverage, as well as executive disability insurance premiums of $90,676

•	Mr. Dushnisky received $75,857 in benefits and perquisites, including group life insurance and AD&D coverage, as well as executive disability insurance premiums of $37,091 and an automobile benefit of $22,749

•	Mr. Gowans received $102,231 in benefits and perquisites, including group life insurance and AD&D coverage, as well as executive disability insurance premiums of $43,479, a relocation allowance of $36,557, and an automobile benefit of $16,847

•	Mr. Al-Joundi received $63,052 in benefits and perquisites, including group life insurance and AD&D coverage, as well as executive disability insurance premiums of $37,446 and an automobile benefit of $17,625

•	Mr. Thomson received $4,664 in benefits and perquisites, including an automobile benefit of $3,772

•	Mr. Sokalsky received $70,591 in benefits and perquisites until his date of termination of employment, including group life insurance and AD&D coverage, as well as executive long-term disability and life insurance premiums of $43,853 and an automobile benefit of $18,840

Other values disclosed in the All Other Compensation column, excluding benefits and perquisites, are detailed in the footnotes for each respective NEO.

(8)	Mr. Thornton served as an independent director of the Board from February 15, 2012 to June 5, 2012 and was appointed as the Co-Chairman of the Board effective June 5, 2012. Mr. Thornton was appointed as the Chairman of the Board effective April 30, 2014. Mr. Thornton’s compensation as reflected in the Summary Compensation Table for 2012 includes a prorated annual director retainer of $75,275 (Mr. Thornton elected to receive 55% of the director retainer in the form of DSUs); a one-time lump sum payment of $1,420,141 for his services as the Co-Chairman of the Board from June 5, 2012 to December 31, 2012, and a special cash sign-on payment equivalent to the value of 350,000 of our Common Shares on December 19, 2012 for Mr. Thornton to purchase our Common Shares on the open market. The value of the special cash sign-on payment was $11,899,500 based on the closing share price of our Common Shares on the New York Stock Exchange as at December 18, 2012 ($33.97). On December 19, 2012, Mr. Thornton purchased 177,500 of our Common Shares with all of the proceeds of the sign-on payment net of tax and required withholdings. On December 28, 2012, Mr. Thornton transferred the Common Shares that he purchased to family trusts for the benefit of his children and for which his wife is the trustee. These shares are subject to a holding period and may not be offered for sale, sold, transferred, assigned, hypothecated or otherwise disposed of until the later of (a) the termination of Mr. Thornton’s employment with Barrick or (b) June 30, 2015. The cash portion of the director retainer ($33,874) and the special cash sign-on payment are reflected in the All Other Compensation column. In recognition of his strong leadership and direction to the Company and the Board of Directors during 2012, Mr. Thornton also received an API payment equal to $1,420,141 and an award of 61,843 RSUs equivalent to Cdn $2,000,000.

For 2013 and 2014, Mr. Thornton received an API equal to $1,250,000 (50% of his annual base salary) and $2,500,000 (100% of his annual base salary), respectively, and a special long-term incentive award with a cash value equal to $5,000,000 and $7,000,000, respectively. Mr. Thornton used the 2013 after tax cash award of $2,942,546 to purchase 167,600 Common Shares on May 5, 2014 and will use the 2014 after tax cash award of $4,119,569 to purchase Common Shares. These Common Shares will be subject to a holding period until the later of (a) the termination of Mr. Thornton’s employment with Barrick, and (b) three years following the date of purchase. During the holding period, these Common Shares may not be offered for sale, sold, transferred, assigned, hypothecated or otherwise disposed of. Mr. Thornton received incentive awards in recognition of his strong leadership and contributions to our strategy execution and development, which are further highlighted on page 55. The intended purpose of this long-term incentive award is to ensure the long-term interests of the Chairman and shareholders are one and the same.

(9)	Mr. Dushnisky was promoted to Senior Executive Vice President on August 7, 2012 and to Co-President on July 16, 2014. Mr. Dushnisky’s compensation for 2012 as reflected in the Summary Compensation Table includes special long-term incentive awards granted to him as part of his promotion in August 2012 ($499,050 in stock options and $499,050 in RSUs) and his 2012 annual compensation. In 2012, Mr. Dushnisky’s annual compensation was prorated to reflect his appointment date of August 5, 2012. In 2014, Mr. Dushnisky’s base salary and API award were prorated to reflect his appointment to Co-President effective July 16, 2014. As disclosed in the 2014 All Other Compensation column, Mr. Dushnisky also received a one-time cash payment in recognition of his Chairmanship on the Board of Directors for Acacia Mining ($181,080) on the condition that he use the award to purchase Barrick Common Shares which cannot be sold or otherwise disposed of until the later of (a) three years from the date of purchase and (b) the date he retires or leaves the Company.

(10)	Mr. Gowans was appointed Executive Vice President and Chief Operating Officer on January 20, 2014 and to Co-President on July 16, 2014. Mr. Gowans’ compensation for 2014 as reflected in the Summary Compensation Table includes a sign-on cash bonus (Cdn $100,000) and a special long-term incentive award (Cdn $400,000) that was granted for the purpose of purchasing our Common Shares on the open market that are subject to a two year holding period following the date of purchase. The sign-on cash bonus and special long-term incentive award are reflected in the All Other Compensation column. Mr. Gowans also received long-term incentives granted to him as part of his hiring package in February 2014 (Cdn $750,000 in RSUs and Cdn $2,250,000 in PRSUs) in consideration of the long-term and retention entitlements he was forfeiting from his previous employer. In 2014, Mr. Gowans’ base salary and API award were prorated to reflect his start date of January 20, 2014 and his appointment to Co-President effective July 16, 2014.

(11)	Mr. Al-Joundi was appointed Executive Vice President and Chief Financial Officer on July 10, 2012 and to Senior Executive Vice President and Chief Financial Officer on July 16, 2014. Mr. Al-Joundi’s compensation for 2012 as reflected in the Summary Compensation Table includes an API award that was not prorated to reflect his partial year services during the year in recognition of his strong contributions to Barrick during 2012, a sign-on cash bonus (Cdn $375,000) in All Other Compensation, special long-term incentives granted to him as part of his hiring package in July 2012 ($906,305 in stock options and $885,150 in RSUs) in consideration of the long-term and retention entitlements he was forfeiting from his previous employer, and his 2012 base salary prorated to reflect his start date of July 10, 2012. The sign-on cash bonus is reflected in the All Other Compensation column. In 2014, Mr. Al-Joundi’s base salary and API award were prorated to reflect his appointment to Senior Executive Vice President and Chief Financial Officer effective July 16, 2014. Mr. Al-Joundi departed from his role as the Senior Executive Vice President and Chief Financial Officer of Barrick, effective February 18, 2015. Barrick has agreed to provide Mr. Al-Joundi with the severance arrangements set out below in relation to the termination of his employment with the Company. These severance arrangements are not disclosed as part of Mr. Al-Joundi’s 2014 compensation in the Summary Compensation Table as he departed from his role during the 2015 calendar year. For further details about Mr. Al-Joundi’s severance arrangements in relation to the termination of his employment with the Company, please see “2014 Compensation of Named Executive Officers – Termination Arrangements for Executive Officers – Termination Arrangements for Our Former Senior Executive Vice President and Chief Financial Officer” on page 61.

2015 Severance Arrangements for Mr. Al-Joundi

Cash Severance Payment	20 month equivalent of annual salary	$1,358,100
Paid 75% at termination, and remaining 25% by	20 month equivalent of API payments, averaged over the past three years	$798,261
November 1,2016	Executive Retirement Plan contributions	$323,454
Benefits Paid for Severance	Payment in lieu of benefit continuation for 20 month period	$82,693
	Payment in lieu of continued use of Company vehicle for 20 month period	$30,180
	Outplacement services	$13,581
TOTAL		$2,606,269

All in U.S. dollars using the Bank of Canada annual average exchange rate for 2014 – 1.1045.

(12)	Mr. Thomson was appointed Senior Executive Vice President, Strategic Matters on October 14, 2014. Mr. Thomson’s compensation for 2014 as reflected in the Summary Compensation Table includes a sign-on cash bonus (Cdn $500,000) and a special long-term incentive award (Cdn $400,000) that was granted for the purpose of purchasing our Common Shares on the open market that are subject to a two year holding period following the date of purchase. The sign-on cash bonus and special long-term incentive award are reflected in All Other Compensation. Mr. Thomson also received long-term incentives granted to him on February 17, 2015 (Cdn $1,800,000 in RSUs) in consideration of the long-term entitlements he was forfeiting from his previous employer, and his 2014 base salary prorated to reflect his start date of October 14, 2014.

(13)	Mr. Sokalsky’s employment with Barrick ceased on September 15, 2014. His compensation as reflected in the Summary Compensation Table is prorated to reflect his end date of September 15, 2014, as well as the severance arrangements set out below. For further details about Mr. Sokalsky’s severance arrangements in relation to the termination of his employment with the Company, please see “2014 Compensation of Named Executive Officers – Termination Arrangements for Executive Officers – Termination Arrangements for Our Former President and Chief Executive Officer” on page 60.

2014 Severance Arrangements for Mr. Sokalsky
Cash Severance Payment	24 month equivalent of annual salary	$2,535,120
Paid 75% at termination, and remaining 25% by	24 month equivalent of API payments, averaged over the past three years	$1,614,631
September 15, 2016	Executive Retirement Plan contributions	$622,463
Benefits Paid for Severance	Payment in lieu of benefit continuation for 24 month period	$145,620
	Financial planning	$27,162
	Payment in lieu of continued use of Company vehicle for 24 month period	$45,270
	Outplacement services	$22,635
TOTAL		$5,012,900

All in U.S. dollars using the Bank of Canada annual average exchange rate for 2014 – 1.1045.

Option Valuation Assumptions

The fair value of each stock option is an estimate calculated on behalf of Barrick using the lattice option valuation model by KPMG International for the option grants detailed in the table below, consistent with the valuation for accounting purposes. The Lattice option valuation model approximates the probability of different outcomes by generating a lattice or tree of future share prices. The Lattice model was selected because it incorporates a consideration of suboptimal exercise behavior that other models such as Black-Scholes do not consider. Barrick’s model may not be identical to the models used by other companies as it is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. This valuation is calculated in accordance with IFRS 2 and matches the valuation used by the Company for expensing purposes.

Grant Date	Risk-Free Interest Rate(1)	Dividend Yield	Share Price Volatility	Expected Term (in Years)	Lattice Value (in $ per Option)
February 12, 2013	0.05% – 1.91%	2.0%	30.0% – 35.0%	7.0	$7.73
August 7, 2012(2)	0.01% – 2.04%	1.2%	32.5% – 37.5%	7.0	$8.85
July 24, 2012(3)	0.01% – 2.04%	1.2%	32.5% – 37.5%	7.0	$9.06

(1)	Based on the treasury yield curve

(2)	Options granted to Mr. Dushnisky on his appointment as Senior Executive Vice President

(3)	Options granted to Messrs. Sokalsky and Al-Joundi on appointment as President and Chief Executive Officer, and Executive Vice President and Chief Financial Officer, respectively

For further details on Barrick’s stock option plans, please refer to “Other Information – Equity Compensation Plan Information” on page 77.

INCENTIVE PLAN AWARD TABLES

Aggregate Option Exercises During Financial Year Ended December 31, 2014

The NEOs did not exercise any stock options during 2014.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards (1)

Year Ended December 31, 2014

The following table provides information for all share-based and option-based awards to NEOs outstanding as at December 31, 2014.

	Option Awards(2)				Share Awards(3)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(4) ($)	Option Expiration Date	Value of Unexercised In-the- Money Options or Similar Instruments ($)	Number of Shares or Units of Shares (RSU / PRSU) that have not Vested (#)	Market or Payout Value Of Share-Based Awards that Have Not Vested (RSU / PRSU) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid out or Distributed (DSU) ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
John L. Thornton
2/12/2013	Nil			Nil	64,087/Nil	$691,637/Nil	$11,950
Total(5)	Nil			Nil	64.087/Nil	$691,637/Nil	$11,950
Kelvin P.M. Dushnisky
12/9/2008	86,169	$27.25	12/8/2015	Nil	Nil	Nil	–
12/8/2009	68,494	$42.44	12/7/2016	Nil	Nil	Nil	–
12/7/2010	74,758	$54.83	12/6/2017	Nil	Nil	Nil	–
2/14/2012	102,414	$48.45	2/13/2019	Nil	Nil/14,689	Nil/$158,531	–
8/7/2012	56,408	$33.36	8/6/2019	Nil	15,949/Nil	$172,126/Nil	–
2/12/2013	113,685	$32.30	2/11/2020	Nil	28,275/56,549	$305,149/$610,287	–
2/11/2014					32,198/96,594	$347,490/$1,042,461	–
Total(6)	501,928			Nil	76,422/167,831	$824,765/$1,811,278	–
James K. Gowans
2/11/2014	Nil			Nil	35,578/106,733	$383,964/$1,151,893	–
Total(7)	Nil			Nil	35,578/106,733	$383,964/$1,151,893	–
Ammar Al-Joundi
7/24/2012	100,000	$33.61	7/23/2019	Nil	27,615/Nil	$298,027/Nil	–
2/12/2013	78,512	$32.30	2/11/2020	Nil	19,527/39,053	$210,736/$421,471	–
2/11/2014					25,201/75,603	$271,974/$815,923	–
Total(8)	178,512			Nil	72,342/114,656	$780,737/$1,237,394	–
Kevin J. Thomson	Nil			Nil	Nil	Nil	–
Total(9)	Nil			Nil	Nil	Nil	–
Jamie C. Sokalsky
12/9/2008	172,421	$27.25	12/8/2015	Nil	Nil	Nil	–
12/8/2009	110,448	$42.44	12/7/2016	Nil	Nil	Nil	–
12/7/2010	95,217	$54.83	3/15/2017	Nil	Nil	Nil	–
2/14/2012	108,647	$48.45	3/15/2017	Nil	Nil/13,434	Nil/$144,983	–
7/24/2012	135,647	$33.61	3/15/2017	Nil	38,354/Nil	$413,927/Nil	–
2/12/2013	202,922	$32.30	3/15/2017	Nil	50,469/53,464	$544,671/$576,998	–
2/11/2014					66,412/39,301	$716,732/$424,148	–
Total(10)	825,302				155,235/106,199	$1,675,330/$1,146,129	–
(1)	The amounts shown in the table above for each of the NEOs as at December 31, 2014 include (a) each stock option outstanding, (b) the aggregate number of unvested RSUs plus the aggregate number of unearned PRSUs, assuming target performance achievement although the plan design allows for zero vesting, and (c) the market value of such RSUs and PRSUs based on the closing price of a Barrick Common Share on December 31, 2014. For options, the closing share price of our Common Shares is based on the New York Stock Exchange as at December 31, 2014 ($10.75). For RSUs and PRSUs the closing price of our Common Shares is based on the Toronto Stock Exchange as at December 31, 2014 (Cdn $12.52), converted to U.S. dollars based on the December 31, 2014 Bank of Canada noon rate of exchange (1.1601). The value realized upon vesting of a RSU or PRSU is equal to the average closing share price of our Common Shares on the Toronto Stock Exchange during the five trading days preceding the vesting date.

(2)	Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(3)	RSUs granted before 2014 (for the performance years preceding and including 2012) vest 30 months from the date of grant, RSUs granted in 2014 (for the 2013 performance year) vest 36 months from the date of grant, and RSUs granted beginning 2015 vest 33 months from the date of grant. PRSUs granted for 2011 vested on February 14, 2015 (at 66.58% of target). PRSUs granted for 2012 will vest, if earned, on February 12, 2016. PRSUs granted for 2013 will vest, if earned, on February 11, 2017. DSUs vest immediately on grant but must be retained until the director leaves the Board. Market or payout value of RSU awards that have not vested is determined by multiplying the number of RSUs by the closing share price of our Common Shares on the Toronto Stock Exchange as at December 31, 2014 (Cdn $12.52). Market or payout value of PRSU awards that have not vested reflects the target number of PRSUs multiplied by the closing share price of our Common Shares on the Toronto Stock Exchange as at December 31, 2014 (Cdn $12.52). The target number is the number of PRSUs that represents the number of units expected to vest at the end of the three-year performance period, if target performance is achieved on all measures. Please see Schedule E for more details. Market or payout value of DSUs that have vested but have not been paid out or distributed is determined by multiplying the number of DSUs by the closing share price of our Common Shares on the New York Stock Exchange as at December 31, 2014 ($10.75).

(4)	The exercise price is the closing price of our Common Shares on the day immediately prior to the grant date on the New York Stock Exchange, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted. Details on the exercise price and closing share price (in U.S. dollars) for each of the outstanding option grants are shown in the table below:

Exercise and Closing Share Prices for Outstanding Option Grants

Option Grant	Exercise Price	Closing Share Price on Grant Date*
December 9, 2008	$27.25	$27.25
December 8, 2009	$42.44	$40.51
December 7, 2010	$54.83	$54.16
February 14, 2012	$48.45	$48.45
July 24, 2012	$33.61	$33.61
August 7, 2012	$33.36	$33.36
February 12, 2013	$32.30	$32.30

*	Closing share price on the New York Stock Exchange on the date of grant

(5)	Mr. Thornton’s total share-based awards include 61,843 RSUs and 2,244 RSU dividend equivalents. Mr. Thornton’s vested share-based awards that have yet to be paid out or distributed include 1,059 DSUs and 52 DSU dividend equivalents that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. Pursuant to the Directors’ Deferred Share Unit Plan, these DSUs must be retained until Mr. Thornton leaves the Board, at which point the value of the DSUs including any dividends accrued on the initial DSU grant will be paid out in cash.

(6)	Mr. Dushnisky’s total share-based awards include 163,851 PRSUs at target, 74,307 RSUs, 3,980 PRSU dividend equivalents and 2,115 RSU dividend equivalents.

(7)	Mr. Gowans’ total share-based awards include 105,387 PRSUs at target, 35,129 RSUs, 1,346 PRSU dividend equivalents and 449 RSU dividend equivalents.

(8)	Mr. Al-Joundi’s total share-based awards include 112,335 PRSUs at target, 70,096 RSUs, 2,321 PRSU dividend equivalents and 2,246 RSU dividend equivalents. Mr. Al-Joundi’s employment with Barrick ceased on February 18, 2015. All stock options and RSUs that remained unvested on the date of his termination will continue to vest until October 18, 2016. Mr. Al-Joundi may continue to exercise his stock options that are vested and exercisable through April 18, 2017 (six months from the date of termination) or the original expiration date, whichever occurs first. No stock options or RSUs shall vest after October 18, 2016. PRSUs that remained unvested on the date of his termination will vest pro-rata from the grant date to the date of termination, and will continue to vest in accordance with the normal vesting schedule. The final vesting amount will be calculated for payment based on the achievement of the performance criteria for the PRSUs as determined by the Compensation Committee. Unvested PRSUs that are not calculated in the pro-rata portion will be cancelled.

(9)	Mr. Thomson did not receive share-based awards prior to December 31, 2014.

(10)	Mr. Sokalsky’s share-based awards include 105,736 PRSUs at target, 150,901 RSUs, 463 PRSU dividend equivalents and 4,334 RSU dividend equivalents. Mr. Sokalsky’s employment with Barrick ceased on September 15, 2014. Pursuant to his termination arrangement, all stock options that remained unvested on the date of his termination will continue to vest until September 15, 2016. Mr. Sokalsky may continue to exercise his stock options that are vested and exercisable through March 15, 2017 (six months from the date of termination) or the original expiration date, whichever occurs first. No stock options or RSUs shall vest after September 15, 2016. PRSUs that remained unvested on the date of his termination will vest pro-rata from the grant date to the date of his termination, and will continue to vest in accordance with the normal vesting schedule. The final vesting amount will be calculated for payment based on the achievement of the performance criteria for the PRSUs as determined by the Compensation Committee. On September 15, 2014, Mr. Sokalsky’s date of termination, 208,642 unvested PRSUs that were not calculated in the pro-rata portion were cancelled.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2014

The following table provides information for each of the NEOs on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards (RSUs, PRSUs, and DSUs), and (3) the value earned under the API Program in 2014.

Name	Option-Based Awards – Value Vested During the Year(1)	Share-Based Awards Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation Value Earned During the Year(3)
(a)	(b)	(c)	(d)
John L. Thornton	Nil	$220	$9,500,000
Kelvin P.M. Dushnisky	Nil	$274,567	$1,392,506
James K. Gowans	Nil	Nil	$1,323,694
Ammar Al-Joundi	Nil	Nil	$669,996
Kevin J. Thomson	Nil	Nil	Nil
Jamie C. Sokalsky	Nil	$291,269	$679,956

(1)	The value that would have been realized from stock options (all of which are denominated in U.S. dollars) is determined by multiplying the portion of each stock option grant that vested during 2014 by the difference between the closing share price of our Common Shares on the New York Stock Exchange on the vesting date and the exercise price of the stock option. The exercise price is the closing price of our Common Shares on the New York Stock Exchange on the day immediately prior to the grant date, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business date after trading restrictions are lifted. Options vest in equal parts over four years.

(2)	The value of RSUs and PRSUs that vested in 2014 (all of which are denominated in U.S. dollars) is determined by multiplying the number of RSUs and PRSUs that vested by the average of the closing share price of our Common Shares on the Toronto Stock Exchange on the five trading days prior to the vesting date, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the day preceding the vesting date pursuant to the RSU plan and PRSU plan, respectively. RSUs granted before 2014 (for the performance years preceding and including 2012) vest fully 30 months after the date of grant, RSUs granted in 2014 (for the 2013 performance year) vest fully 36 months after the date of grant, RSUs granted in 2015 vest fully 33 months after the date of grant, and PRSUs vest, if earned, at the end of the three year performance period. The value of DSUs that vested in 2013 (all of which were denominated in U.S. dollars) is determined by multiplying the number of DSUs that vested by the closing price of our Common Shares on the New York Stock Exchange on the date of vesting. For Mr. Thornton, share-based awards that vested during 2014 represent the DSU dividend equivalents credited to his account based on the DSUs that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. For Messrs. Dushnisky and Sokalsky, share-based awards that vested during 2014 represent the vesting of the RSUs that were granted on February 14, 2012.

(3)	The value of non-equity incentive plan awards earned in the year represents the API earned for 2014 performance and special long-term cash awards that are not granted pursuant to a formal plan and are paid to executives on the condition that they use the award to purchase Common Shares which cannot be sold or otherwise disposed of until the later of (a) three years from the date of purchase and (b) the date the executive retires or leaves the Company, as applicable. Additional restrictions may apply.

EXECUTIVE RETIREMENT PLANS

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances with a guaranteed rate of return and defined notional contributions. Currently, we administer one plan for officers based outside of the United States (including Canada) and one for officers primarily based in the United States. The Executive Retirement Plan covers all officers of the Company, except Mr. William Birchall, Vice Chairman. The individuals who participate in this plan do not participate in any other Barrick retirement plan.

An amount equal to 15% of the officer’s salary and annual performance incentive for the year is accrued to the Executive Retirement Plan and accumulated with interest until termination of employment (before the participant’s retirement date), or upon retirement, as applicable. Interest accumulates at the annual rate of “Government of Canada Marketable Bonds with Average Yield over 10 Years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2014, this interest rate was 2.80%. No above-market or preferential earnings are paid out.

Participants are eligible to receive payouts upon retiring after attaining age 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, Messrs. Gowans, Thomson, and Thornton are eligible to receive a payout under the Executive Retirement Plan from their accumulated account balances.

Upon termination, before the participant’s retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount transferred to a registered retirement savings plan as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant’s beneficiary or estate. See “Potential Payments Upon Change in Control Termination” on page 73 for information on payments made upon termination following a Change in Control of the Company.

Defined Contribution Plan Table (1)

(as at December 31, 2014)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory(2) (c)	Accumulated Value at Year End (d)
John L. Thornton	$814,901	$562,500	$1,409,358
Kelvin P.M. Dushnisky	$2,093,877	$227,685	$2,193,678
James K. Gowans	Nil	$139,960	$134,776
Ammar Al-Joundi(3)	$288,465	$175,987	$442,120
Kevin J. Thomson	Nil	$26,143	$24,938
Jamie C. Sokalsky(4)	$3,444,699	$720,359	Nil

(1)	Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the following exchange rates reported by the Bank of Canada, except the contributions for Mr. Thornton that are made and reported in U.S. dollars:

a.	Accumulated Value at Start of Year – December 31, 2013 closing exchange rate of 1.0636
b.	Compensatory Value – annual average exchange rate for 2014 of 1.1045
c.	Accumulated Value at Year End – December 31, 2014 closing exchange rate of 1.1601

(2)	Pursuant to the Executive Retirement Plan, an amount equal to 15% of an Officer’s salary and API received during the year is accrued and accumulated with interest until retirement. API in respect of the most recently completed financial year are awarded in February, after the end of the most recently completed financial year. Accordingly, the compensatory value for the year ended December 31, 2014 reflected in the table above includes 15% of the salary earned in 2014, as well as 15% of the 2013 API that was awarded in February 2014.

(3)	Mr. Al-Joundi’s accumulated pension account balance under the Executive Retirement Plan was paid out in the amount of Cdn $921,717 upon his departure, in accordance with the terms of the plan and pursuant to the terms of Mr. Al-Joundi’s severance arrangements. Mr. Al-Joundi’s accumulated pension account balance of Cdn $921,717 includes the incremental Executive Retirement Plan contributions made on the first installment of his cash severance payment (75% of the cash severance to which he is entitled), which was paid upon his termination. Incremental Executive Retirement Plan contributions on the second installment of his cash severance payment (25% of the cash severance to which he is entitled) will be paid on November 1, 2016. Please see page 61 for the details of Mr. Al-Joundi’s termination arrangements.

(4)	Mr. Sokalsky’s accumulated pension account balance under the Executive Retirement Plan was paid out in the amount of Cdn $4,535,038 in accordance with the terms of the plan and pursuant to the terms of Mr. Sokalsky’s severance arrangements. Mr. Sokalsky’s accumulated pension account balance of Cdn $4,535,038 includes the incremental Executive Retirement Plan contributions made on the first installment of his cash severance payment (75% of the cash severance to which he is entitled), which was paid upon his termination. Incremental Executive Retirement Plan contributions on the second installment of his cash severance payment (25% of the cash severance to which he is entitled) will be paid on September 15, 2016. Please see page 60 for the details of Mr. Sokalsky’s termination arrangements.

POTENTIAL PAYMENTS UPON TERMINATION

TERMINATION PROVISIONS FOR 2014 COMPENSATION ELEMENTS

The table below outlines the standard provisions of our 2014 compensation elements, as applicable, to our NEOs upon termination in circumstances other than a Change in Control (see “Potential Payments upon Change in Control Termination” on page 73 for further details). The Compensation Committee has the authority to depart from these standard provisions and to consider other factors where appropriate, including individual contributions to the Company, restrictive covenant agreements, as well as payments to mitigate against potential legal claims, subject to any such payment being made pursuant to a statutory settlement agreement.

2014 Compensation Element	Resignation	Retirement, Death, or Disability (1)	Termination with Cause (2)	Termination Without Cause (2)

Base Salary	Only earned portion	Only earned portion	Only earned portion	Only earned portion, plus compensation pursuant to Canadian statutory and common law

Annual Performance Incentive	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis

Unvested Performance Granted Share Units (PGSUs)(3)	Continue to vest according to their normal vesting schedule and are paid out in cash, provided that the employee does not join, or provide services to, a “Competitor” during the continued vesting period (see below)	For retirement, treatment consistent with Resignation. For termination due to death or disability, vest on the termination date or date of death, as applicable	All unvested PGSU awards lapse and are forfeited	Continue to vest according to normal vesting schedule, and are paid out in cash, provided that employee does not join, or provide services to, a “Competitor” during the continued vesting period (see below)

Vested Performance Granted Share Units (PGSUs) that are held as “Restricted Shares”	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see next page) for details	Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable	Vested PGSU awards (Restricted Shares) will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, and 25% on the second anniversary of the termination date	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see next page) for details

Unvested Restricted Share Units (RSUs)	Unvested RSUs are forfeited immediately	Accelerated vesting of unvested RSUs	Unvested RSUs are forfeited immediately	In accordance with the RSU Plan, Compensation Committee discretion to accelerate and/or extend vesting of unvested RSUs; otherwise forfeited

Retirement Plan Benefits	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan

Benefits and Perquisites	Cease as of the last day of employment	In the case of death, benefits are extended for 31 days; otherwise, cease as of the last day of employment	Cease as of the last day of employment	Canadian statutory and common law

(1)	See footnote 1 in “Termination Provisions for Previous Compensation Policies that Continue to Apply” table on the next page
(2)	See footnote 2 in “Termination Provisions for Previous Compensation Policies that Continue to Apply” table on the next page
(3)	For U.S. participants only, PGSUs will not accelerate in vesting under any circumstance to ensure that there are no unintentional and adverse tax consequences imposed by the Internal Revenue Code’s Section 409A.

For PGSU awards, in the event of resignation or termination without cause, the Compensation Committee must be satisfied that the Partner has no current or future intention to be employed by a “Competitor”. The following standard provisions apply to our Partners who resign or retire to join, or provide services to, a “Competitor”, or if the Compensation Committee becomes aware of any evidence to this effect before full vesting:

•	All unvested PGSU awards lapse and are forfeited

•	Vested PGSU awards (Restricted Shares), subject to sale and trading restrictions, will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, 25% on the second anniversary of the termination date.

TERMINATION PROVISIONS FOR PREVIOUS COMPENSATION POLICIES THAT CONTINUE TO APPLY

The table below outlines the standard provisions applicable to our Stock Option Plan (2004) and PRSU Program upon termination in circumstances other than a Change in Control (see “Potential Payments upon Change in Control Termination” on page 73 for further details). No stock option grants have been awarded to our Partners since 2013 for the 2012 performance year, and no PRSU grants have been awarded to our Partners since 2014 for the 2013 performance year.

Compensation Element	Resignation	Retirement, Death, or Disability (1)	Termination with Cause (2)	Termination without Cause (2)

Unvested Stock Options	Unvested portion is forfeited	In the event of termination due to retirement or death, the Compensation Committee may in its discretion choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry. In the event of termination due to disability, options are not affected and continue to vest and are exercisable in accordance with their original terms	Unvested options are immediately forfeited	In accordance with the 2004 Plan, Compensation Committee discretion to accelerate vesting of unvested options and/or extend the exercise period up to the earlier of three years and the original term to expiry; otherwise forfeited

Vested Stock Options	Vested and unexercised options exercisable on the date of termination remain exercisable for six months or until the original term to expiry, if earlier	For termination due to disability, the exercise period of options is not affected. For termination due to retirement or death, vested and unexercised options remain exercisable for six months from the date of retirement or death or until the original term to expiry, if earlier	Vested and unexercised options immediately expire on the date of termination	Vested and unexercised options exercisable on the date of termination remain exercisable for six months or until the original term to expiry, if earlier

Unvested Performance Restricted Share Units (PRSUs)	Unvested PRSUs are forfeited	In accordance with the RSU Plan, Compensation Committee discretion to accelerate vesting of unvested PRSUs if the performance cycle is more than half complete with the number of units vesting based on performance to the date of retirement, death, or disability; otherwise forfeited	Unvested PRSUs are forfeited immediately	In accordance with the RSU Plan, Compensation Committee discretion to accelerate vesting of unvested PRSUs if the performance cycle is half or more complete with the number of units vesting being based on performance to the date of termination; otherwise forfeited

(1)

“Disability” means, with respect to a non-U.S. participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick Gold Company for a period of time that results in a termination event pursuant to the applicable long-term disability plan of the Barrick Gold Company for which the participant is employed. “Disability” means, with respect to a U.S. participant, if the participant (i) is unable to engage in his or her full-time duties with the relevant Barrick Gold company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering the participant.

(2)	“Cause” is defined as:

(a)	Willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the company) after a demand for substantial performance improvement has been delivered in writing to the participant by the Co-Presidents, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties;

(b)	Willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

(c)	The conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for this purpose of footnote (2), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence of such event shall not constitute Cause under the Change in Control Plan.

There are many factors affecting the nature and the amount of any benefits provided in the event of termination. As a result, actual amounts paid may be higher or lower than what is reported. Factors that could affect the reported amounts include the NEO’s age and tenure, timing during the year of termination, share price, and any agreement to comply with restrictive covenants for a defined term.

For the purposes of illustration, the amounts shown in the table below are the incremental amounts to which our NEOs would be entitled upon termination (except in connection with a Change in Control). Amounts are calculated as if termination had occurred on December 31, 2014. This table does not show any statutory or common law benefits payable pursuant to Canadian law or the value of continued equity vesting as it is not considered to be an incremental benefit to our NEOs.

Barrick entered into termination arrangements with Mr. Thomson, in connection with his hiring as Senior Executive Vice President, Strategic Matters and in recognition of his extended prior service with his former employer and the compensation forgone as a result of his decision to join Barrick. For Mr. Thomson, the amounts shown below are calculated pursuant to the terms and conditions of his termination arrangement, which provides for severance payments if Mr. Thomson is terminated without cause prior to December 31, 2015. Barrick has not entered into termination arrangements with any other NEOs.

The table below excludes Mr. Al-Joundi as he departed from his role as the Senior Executive Vice President and Chief Financial Officer of Barrick effective February 18, 2015. Please see page 61 for the details of Mr. Al-Joundi’s termination arrangements.

Potential Payments Upon Termination(1)

Incremental Compensation:	J. Thornton	K. Dushnisky	J. Gowans	K. Thomson	(2)
Resignation	Nil	Nil	Nil	Nil
Termination for Cause	Nil	Nil	Nil	Nil
Termination without Cause	Nil	Nil	Nil	$8,834,904
Retirement(3)	$669,704	Nil	$371,788	Nil
Termination upon Death or Disability	$669,704	$798,610	$371,788	Nil

(1)	The amounts stated in the table represent the value of accelerating the vesting of unvested RSUs calculated as the product of (i) the number of RSUs where restrictions lapsed because of the termination and (ii) $10.45 (the average of the closing share price of our Common Shares on the Toronto Stock Exchange on the five trading days prior to the date of assumed vesting, December 31, 2014, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding day, pursuant to the RSU plan).

(2)	In the event of a termination without cause prior to December 31, 2015, Mr. Thomson is entitled to a severance payment equal to two times base salary (Cdn $900,000), plus two times 50% of the maximum API opportunity (or 150% of base salary), plus two times 50% of the maximum long-term incentive opportunity (or 250% of base salary), executive retirement plan entitlements equal to 15% of two times base salary and two times 50% of the maximum API opportunity, and compensation for loss of benefits for a 24 month period. Compensation for loss of benefits is in lieu of Mr. Thomson’s medical, dental, vision care, life insurance, accidental death and dismemberment, and long-term disability insurance coverage, as well as automobile benefits and outplacement services. Outstanding RSUs will continue to vest according to the normal schedule. Mr. Thomson is conditionally entitled to the full value of his sign-on awards, provided that the Common Shares purchased in connection with the sign-on awards continue to be held until the end of the two years from the date of appointment. The estimated severance payable has been converted from Canadian dollars to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada (2014 – 1.1045).

(3)	Currently, Messrs. Gowans and Thornton are eligible for accelerated vesting of their RSUs upon “retirement” pursuant to the Restricted Share Unit Plan.

POTENTIAL PAYMENTS UPON CHANGE IN CONTROL TERMINATION

Barrick adopted the Partner Change in Control Severance Plan (Change in Control Plan), effective January 1, 2015 to ensure that Participating NEOs and other plan participants are entitled to receive severance benefits in the event that employment is terminated by the Company (other than for cause or disability) or employment is deemed to have been terminated for Good Reason (defined on the next page), at any time within two years following a Change in Control (defined on the next page). These are “double trigger” Change in Control arrangements, requiring both a Change in Control of the Company and a qualifying termination of the employment of the Participating NEO before any payments are owed. Terminations for cause or disability and resignation without Good Reason following a Change in Control would be treated the same as they are in non-Change in Control situations. The Change in Control Plan has replaced the Change in Control severance agreements that Barrick previously entered into with Participating NEOs, including Messrs. Dushnisky and Gowans. Mr. Thomson was not covered by a Change in Control severance agreement prior to January 1, 2015. Mr. Thornton is not subject to Change in Control protection. The table below outlines a comparison of the standard severance provisions applicable for our Participating NEOs upon a Termination without Cause and a double-trigger Change in Control, pursuant to the Change in Control Plan and relevant provisions of each of the equity-based long-term incentive plans:

Provision	Termination without Cause	Change in Control (Double Trigger)
Lump Sum Cash Severance Payment (1)	Earned portion of Base Salary and pro rata API award, based on actual performance achieved, determined on a case-by-case basis, plus compensation pursuant to Canadian statutory and common law	Earned portion of Base Salary and an API amount equal to the product of (a) the maximum API opportunity assuming all relevant performance targets are met and (b) the number of days worked up to and including the date of termination divided by 365 days, plus one times the sum of the following: the greater of (a) base salary paid for the most recently completed fiscal year; or (b) the agreed upon base salary for the 12-months immediately following the Change in Control, plus the average of the actual API paid for the last three completed fiscal years prior to the Change in Control, plus the average of the actual PGSU awards granted for the last three completed fiscal years prior to the Change in Control.
Performance Granted Share Units (PGSUs)(1,2)	Unvested PGSUs continue to vest according to normal vesting schedule, provided that employee does not join a “Competitor” during the continued vesting period. Prohibitions lapse and cease to apply to all Restricted Shares	Unvested PGSU awards vest on the termination date, and are paid out in cash, except for U.S. participants whose unvested PGSU awards will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A. All prohibitions on the sale and transfer of Restricted Shares lapse in the event of a bona fide third party take-over bid, provided that the take-over bid is successfully completed.
Restricted Share Units (RSUs)(3)	Unvested units forfeited	Unvested units vest on the termination date
Performance Restricted Share Units (PRSUs)(4)	Unvested units forfeited	Value of PRSUs would be determined at the time of Change in Control and payout would only occur on the termination date. If the performance cycle is less than half complete at the time of a Change in Control termination, pro-rata vesting of unvested units based on the target award. If the performance cycle is half or more complete, value determined based on performance to date.
Stock Options(3)	Vested options remain exercisable for six months from the date of termination and unvested options are forfeited immediately	Unvested options vest immediately and become exercisable. Unvested options remain exercisable for the lesser of two years or the original term to expiry.
Retirement Benefits	The total amount accrued under the Executive Retirement Plan	The total amount accrued under the Executive Retirement Plan, plus two times the annual contribution that would have been credited under the Executive Retirement Plan or a retirement contribution plan for the full fiscal year in which employment ceases.
Benefits / Perquisites	Cease subject to requirements of Canadian statutory and common law	Benefits continue until the earlier of two years after termination, or the executive’s commencement of new full-time employment with a new employer. Lump sum payment equivalent to two times the annual fair value of the automobile benefit, and an option for the executive to purchase the automobile at the remaining cost to the Company under the applicable lease as of the date of termination. U.S. participants are entitled to continued medical insurance for two years and to a lump sum payment equivalent to the fair market value of all other benefits they are entitled to for a two year period.
Reimbursement for Job Relocation Services	Not applicable	Up to a maximum period of 18 months following the date of termination.

(1)	If the Participating NEO has been designated a Partner for less than three completed fiscal years prior to the Change in Control, the average of the API and/or PGSU awards will be calculated based on the average of the actual number of years that the Participating NEO has been designated a Partner. If no API or PGSU award has been paid to the Participating NEO since being designated a Partner, then one-half of the maximum API and/or maximum yearly PGSU Plan award that would be payable or granted to the Participating NEO will be used to determine the Lump Sum Cash Severance Payment. For certainty, the API paid or payable, and the PGSU award granted or to be granted, will be annualized in circumstances where the Participating NEO was not employed by the Company for the whole of an applicable fiscal year.

(2)	For U.S. Participants only, (1) in the Change in Control definition below is replaced by the acquisition by any individual, entity or group of individuals or entities acting jointly or in concert of beneficial ownership of 30% of more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in (3) of the Change in Control definition below, provided, however, that the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by the Company of Common Shares of the Corporation or other Voting Securities shall not constitute a Change in Control.

(3)	In addition, the Compensation Committee may, in its discretion, accelerate vesting of unvested RSUs and unvested stock options and/or extend the exercise period up to the earlier of three years and the original term to expiry.

(4)	Compensation Committee discretion to accelerate vesting of unvested PRSUs if the performance cycle is half or more complete, provided that the number of units vested is based on performance to the date of termination.

OTHER TERMS AND PROVISIONS

The Change in Control Plan prohibits Participating NEOs from soliciting Barrick employees for a period of two years following termination. Participating NEOs are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

CHANGE IN CONTROL DEFINITIONS

Pursuant to the Change in Control Plan, a “Change in Control” is generally defined as:

(1)	The acquisition by any individual, entity or group of individuals or entitles acting jointly or in concert, of 30% or more of either (x) the then outstanding Common Shares of the Company, or (y) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in (3) below, provided that the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company shall not constitute a Change in Control; or

(2)	Individuals who constitute the Board at the time the Change in Control Plan took effect (Incumbent Board) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director who was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board will be deemed to be a member of the Incumbent Board. For greater certainty, this excludes any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any individual, entity or group of individuals or entities other than the management or the Board; or

(3)	The consummation of a reorganization, merger, amalgamation, plan of arrangement or consolidation of or involving the Company or a sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets, in a single transaction or in a series of linked transactions (Business Combination), in each case, unless: (A) the beneficial owners of the then outstanding Common Shares and other voting securities prior to such Business Combination continue to hold more than 50% of the beneficial ownership of the outstanding Common Shares and voting securities of the Company or continuing corporation following the Business Combination, (B) no individual, entity or group of individuals or entities (excluding any employee benefit plan (or related trust) sponsored or maintained by the Company or continuing corporation beneficially owns 30% or more of the then outstanding Common Shares and voting securities of the Company or continuing corporation), and (C) at least a majority of the members of the board of directors of the Company or continuing corporation were members of the Incumbent Board at the time of the execution of the definitive agreement providing for such Business Combination or, in the absence of such an agreement, at the time at which approval of the Board was obtained for such Business Combination; or

(4)	The sale or other disposition of assets of the Company, in a single transaction or in a series of linked transactions, (A) having an aggregate net asset value of more than 50% of the aggregate net asset value of the consolidated assets of the Company, or (B) which generate, in aggregate, more than 50% of the net income or net cash flow during the last completed financial year or during the current financial year, in each case on a consolidated basis; or

(5)	Approval by the shareholders of the Company of the complete liquidation or dissolution of the Company.

“Good Reason” generally means the occurrence, after a Change in Control, of any of the following events without the participant’s written consent:

•	The assignment to the participant of any duties inconsistent in any respect with the participant’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities with the Company from that which existed immediately prior to such Change in Control, or in the salary, annual performance incentive, or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the participant, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant and, with respect to the participant’s annual performance incentive, excluding any diminution in the participant’s annual performance incentive that (A) was determined in accordance with and using the same policies and practices that were used to determine the participant’s annual performance incentive in the fiscal year immediately preceding the fiscal year in which the Change in Control occurs and (B) does not represent a reduction greater than 10% of the agreed maximum annual performance incentive, if any, which is payable to the participant under the compensation terms in effect immediately prior to the Change in Control;

•	Any failure by the Company to comply with any other terms of the participant’s employment as in effect immediately prior to such Change in Control such as salary or annual performance incentive review, allowable activities and vacation, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant;

•	The Company requiring the participant (A) to be based at any office or location other than (1) within 50 kilometers of the participant’s office or location immediately prior to the Change in Control or (2) at any other office or location previously agreed to in writing by the participant; or (B) to travel on business to an extent substantially greater than the travel obligations of the participant immediately prior to the Change in Control; or

•	Any other purported termination by the Company of the participant’s employment, other than for Cause.

ESTIMATED PAYMENTS UPON CHANGE IN CONTROL TERMINATION

The following table estimates the amounts that would have been payable to the NEOs in the circumstance of a Change in Control Termination. Except as noted below, estimated amounts provided in the table below assume that a Change in Control occurred and the executive’s employment terminated on December 31, 2014, assuming that the Change in Control Plan was effective as of such date. Amounts payable pursuant to a double trigger Change in Control situation are calculated according to the Change in Control Plan, which replaced the Change in Control severance agreements that Barrick previously entered into with Participating NEOs, including Messrs. Dushnisky and Gowans, effective January 1, 2015. Mr. Thomson was not covered by a Change in Control severance agreement prior to January 1, 2015. As there was no Change in Control in 2014, disclosure of the Change in Control Plan (effective January 1, 2015) is intended to satisfy our continuous disclosure obligations to provide our shareholders with the most relevant and meaningful information.

Consistent with our historical disclosure, this table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a Change in Control circumstance, or the value of continued equity vesting as it is not considered to be an incremental benefit to our NEOs.

This table excludes Mr. Al-Joundi as he departed from his role as the Senior Executive Vice President and Chief Financial Officer of Barrick effective February 18, 2015. Please see page 61 for the details of Mr. Al-Joundi’s severance arrangements.

	J. Thornton	K. Dushnisky	J. Gowans	K. Thomson
Incremental Compensation:
a) Change in Control (Termination)
Cash Severance(1)	Nil	$5,689,200	$5,689,200	$3,879,000
Annual Total Direct Compensation
API award	Nil	$3,103,200	$3,103,200	$2,327,400
Incremental Executive Retirement Plan Contributions		$775,800	$775,800	$581,850
Unvested Equity Acceleration
Options(2)	Nil	Nil	Nil	Nil
RSUs(3)	Nil	$798,610	$371,788	Nil
PRSUs(4)	Nil	$759,488	$131,752	Nil
Benefits and Perquisites
Compensation in lieu of Benefits and Perquisites(5)	Nil	$129,090	$143,654	$58,490
Job Relocation Counseling Service (up to 18 months)(6)	Nil	$17,240	$17,240	$12,930
Total	Nil	$11,272,628	$10,232,634	$6,859,670
b) Change in Control (No Termination)
Total	Nil	Nil	Nil	Nil

(1)	For the purposes of this analysis, the Cash Severance for each Participating NEO is defined pursuant to the “Lump Sum Cash Severance Payment” section in “Potential Payments upon Change in Control Termination”. These amounts are converted from Canadian dollars to U.S. dollars as of December 31, 2014 based on the Bank of Canada noon rate of exchange on that day.

(2)	The amounts stated in the table represent the assumed cash value of the accelerated options derived by multiplying (a) the difference between $10.75 (the closing price of our Common Shares on the New York Stock Exchange on December 31, 2014) and the options’ exercise prices, by (b) the number of options whose restrictions lapsed because of the termination.

(3)	The amounts stated in the table represent the product of (a) the number of RSUs whose restrictions lapsed because of the termination and (b) $10.45 (the average closing price of our Common Shares on the Toronto Stock Exchange on the five trading days prior to the date of assumed vesting, December 31, 2014, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding day, pursuant to the RSU plan).

(4)	For Messrs. Dushnisky and Gowans, the amounts stated in the table represent the product of (a) the number of PRSUs granted on February 14, 2012 and February 12, 2013 and dividend equivalents credited until December 31, 2014 and the pro-rated portion of the target number of PRSUs granted on February 11, 2014; (b) the portion of PRSUs that vested based on performance between the start of each cycle and December 31, 2014; and (c) $10.45 (the average of the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the five trading days prior to the date of assumed vesting, December 31, 2014, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding date pursuant to the RSU plan).

	PRSUs Granted (and Dividend Equivalents Credited) as at December 31, 2014		Performance Tracked for Each Grant at December 31, 2014
	K. Dushnisky	J. Gowans
February 14, 2012 PRSU Grant (34.5 of 36 months in cycle)	14,689	Nil	77.9%
February 12, 2013 PRSU Grant (22.5 of 36 months in cycle)	56,549	Nil	88.1%
February 11, 2014 PRSU Grant* (10.5 of 36 months in cycle)	28,173	31,131	40.5%

*Outstanding PRSU grants that are less than half of performance cycle complete vest pro-rata

(5)	The Change in Control Plan provides benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of 24 months for each Participating NEO. Barrick will also provide cash payment in lieu of the continued use of an automobile or continuation of an automobile benefit, as applicable, for a two year period for each Participating NEO. The annual amounts shown below have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange as of December 31, 2014 (1.1601), and the total costs have then been multiplied by a multiple of two times for each of Messrs. Dushnisky, Gowans, and Thomson pursuant to the Change in Control Plan.

Benefits and Perquisites for Severance Calculation

	Life	AD&D	Long-Term Disability	Health	Car Lease	Total	Multiple	Continued Benefits And Perquisites
J. Thornton	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
K. Dushnisky	$6,687	$5,776	$25,360	$5,172	$21,550	$64,545	2x	$129,090
J. Gowans	$9,161	$6,474	$29,470	$5,172	$21,550	$71,827	2x	$143,654
K. Thomson	$2,290	$2,413	$2,130	$5,172	$17,240	$29,245	2x	$58,490

(6)	The Change in Control Plan provides for job relocation counselling services, for a period not to exceed 18 months. The amounts shown here are based on an estimated cost of Cdn $20,000 for Messrs. Dushnisky and Gowans and Cdn $15,000 for Mr. Thomson, converted to U.S. dollars based on the Bank of Canada noon rate of exchange as of December 31, 2014 (1.1601).

OTHER INFORMATION

EQUITY COMPENSATION PLAN INFORMATION

Barrick has implemented two compensation plans under which our Common Shares have been authorized for issuance. In 1996, shareholder and regulatory approval was obtained to implement our Amended and Restated Stock Option Plan (the Amended and Restated Plan). In 2004, shareholder and regulatory approval was obtained to implement the Company’s Stock Option Plan (2004) (the 2004 Plan). In 2007, shareholder and regulatory approval was obtained for amendments to the 2004 Plan.

The purpose of the Amended and Restated Plan and the 2004 Plan (collectively, the Option Plans) is to provide key employees and consultants of the Company and its subsidiaries with compensation opportunities that encourage share ownership and enhance our ability to attract, retain and motivate key personnel. The Option Plans are designed to reward significant performance achievements.

While the Company’s directors are eligible to receive options under the Amended and Restated Plan, the Company has not granted stock options to non-executive directors since May 2003. Non-executive directors are not eligible to participate in the 2004 Plan. The Compensation Committee determined in 2013 to cease granting stock options as a component of executive compensation going forward.

The Compensation Committee administers the Option Plans. All grants of options by the Compensation Committee under the Option Plans are subject to approval by the Board.

The following table provides information as of December 31, 2014 and March 2, 2015 regarding Common Shares issuable upon the exercise of options under each of our Option Plans, as well as the number of Common Shares available for issuance under each such plan.

EQUITY COMPENSATION PLANS

Equity Compensation Plan Information	Number of Common Shares to be Issued on Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)				Number of Common Shares Available for Future Issuance Under Option Plans (Excludes Common Shares Included in Column (a))
Option Plans Approved by Shareholders(1)(2)	as at December 31, 2014	as at March 2, 2015	as at December 31, 2014		as at March 2, 2015		as at December 31, 2014	as at March 2, 2015
Amended and Restated Plan	200,000	200,000	Cdn $	19.14	Cdn $	19.14	6,580,212	6,580,212
2004 Plan	5,145,638	5,145,638	US $	45.56	US $	45.56	2,458,874	2,458,874

(1)	In addition, Barrick inherited the stock option plan of Placer Dome Inc. when it acquired that company. As at December 31, 2014, 65,936 Common Shares were issuable on the exercise of options under the Placer Dome Inc. 1987 Stock Option Plan (the Placer Dome Plan), with a weighted average exercise price of US $20.82. As at March 2, 2015, there are no outstanding options under the Placer Dome Plan and no Common Shares remain available for issuance under the Placer Dome Plan.

(2)	Options granted under the Amended and Restated Plan are priced in Canadian dollars. Options granted under the Placer Dome Plan were issued with U.S. dollar exercise prices. Options granted under the 2004 Plan are priced in U.S. dollars. For the purpose of determining the weighted average exercise prices of our options, Canadian dollar exercise prices were converted to U.S. dollars using the Bank of Canada noon rate of exchange as at December 31, 2014 and March 2, 2015, respectively.

KEY FEATURES OF OUR OPTION PLANS

	Amended and Restated Plan	2004 Plan
Maximum Number of Common Shares Issuable	35,000,000 Common Shares	16,000,000 Common Shares
Total Common Shares Issued and Issuable as of March 2, 2015	22,144,288 Common Shares, or 1.9% of the Company’s issued share capital, of which only 200,000 Common Shares are currently issuable on the exercise of outstanding options, representing 0.02% of the Company’s issued share capital.(1)	13,541,126 Common Shares, or 1.16% of the Company’s issued share capital, of which only 5,145,638 Common Shares are currently issuable on the exercise of outstanding options, representing 0.44% of the Company’s issued share capital.(2)
Stock Options Available for Issue as of March 2, 2015	6,580,212 stock options available for grant, or 0.56% of the Company’s issued share capital.	2,458,874 stock options available for grant, or 0.21% of the Company’s issued share capital.
Stock Options Issued in 2014	100,000 stock options(3) were issued in 2014, or 0.00009% of the Company’s issued share capital as at December 31, 2014.	No stock options were issued in 2014.

	Amended and Restated Plan	2004 Plan
Issuance Limits	The total number of Common Shares to be optioned to any optionee together with any Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of our Common Shares on the date of the grant.	The total number of Common Shares to be optioned to any optionee together with any shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of our Common Shares on the date of the grant.

In addition, the 2004 Plan (a) limits the aggregate number of Common Shares issuable to our insiders under any of our share compensation plans to not greater than 10% of our issued and outstanding Common Shares and (b) limits the number of Common Shares issued to our insiders in any one year period under any of our share compensation plans to not greater than 10% of our issued and outstanding Common Shares.

(1)	As of March 2, 2015, 21,944,288 Barrick Common Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 1.88% of the Company’s outstanding capital as of that date. As of March 2, 2015, there were options outstanding to purchase an aggregate of 200,000 Barrick Common Shares under the Amended and Restated Plan, representing 0.02% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled.
(2)	As of March 2, 2015, 8,395,488 Barrick Common Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.72% of the Company’s outstanding capital as of that date. As of March 2, 2015, there were options outstanding to purchase an aggregate of 5,145,638 Barrick Common Shares under the 2004 Plan, representing 0.44% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled.
(3)	These options were granted to a member of Barrick’s International Advisory Board in connection with that individual joining the International Advisory Board.

KEY TERMS AND CONDITIONS OF THE AMENDED AND RESTATED PLAN

Maximum Option Term	10 years from date of grant.

Strike Price	The exercise price of each option granted under the Amended and Restated Plan is determined by the Compensation Committee. Each option granted has an exercise price not less than the closing price of our Common Shares on the Toronto Stock Exchange on the last trading day before the day the option is granted.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of ten years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options	Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause, but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments	The Board may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board deems appropriate, subject to regulatory or shareholder approval where required, provided that amendments or termination may not alter or impair options previously granted under the Amended and Restated Plan without the consent of the applicable optionee.

KEY TERMS AND CONDITIONS OF THE 2004 PLAN

Maximum Option Term	7 years from date of grant.

Strike Price	The exercise price of each option granted under the 2004 Plan is determined by the Compensation Committee. The exercise price of each option granted may not be less than the closing price of our Common Shares on either the Toronto Stock Exchange or the New York Stock Exchange, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of (a) the market price of our Common Shares at the time of the grant, and (b) the market price of our Common Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise price has been fixed.

“Blackout Period” means a period in which trading of our securities by an option holder is restricted pursuant to (a) the Company’s written policies (such as its Insider Trading Policy) or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options	Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause, and retirement.

In the event the option would otherwise expire during or within 10 business days of a Blackout Period, the expiry date of the option is extended to the date that is the 10th business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, the Committee may in some cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments	The Board may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of amendments that are not material that the Board is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the optionee. The Compensation Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results. However, as noted on page 46 of the Circular, the Compensation Committee determined in 2013 to cease granting stock options as a component of executive compensation going forward.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

During 2014, we purchased insurance for the benefit of our directors and officers and those of our subsidiaries against liabilities incurred by them in their capacity as directors and officers, subject to certain limitations contained in the OBCA. The premium for such insurance was $2.14 million. The policy provides coverage to each director and officer of $250 million in the policy year from July 12, 2014 to July 12, 2015.

In accordance with the provisions of the OBCA, our by-laws provide that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer (or in a similar capacity) of another entity against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with the Company or other entity if the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer (or in a similar capacity) at the Company’s request. If we become liable under the terms of our by-laws, our insurance coverage will extend to our liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

INDEMNIFICATION CLAIMS IN 2014

During 2014, certain current and former officers were indemnified by the Company for costs incurred by them in their capacity as directors and officers of Barrick. Jamie Sokalsky (former Chief Executive Officer and former Chief Financial Officer), Ammar Al-Joundi (former Chief Financial Officer) and Aaron Regent (former Chief Executive Officer) and the Company were named as defendants in several class action complaints filed in the U.S. District Court for the Southern District of New York between June and August 2013. The complaints were consolidated and amended in December 2013 to also name Sybil Veenman (former Senior Vice President and General Counsel), Peter Kinver (former Chief Operating Officer), Igor Gonzales (former Chief Operating Officer) and George Potter (former Senior Vice President, Capital Projects) as additional defendants.

Jamie Sokalsky (former Chief Executive Officer and former Chief Financial Officer), Ammar Al-Joundi (former Chief Financial Officer), Aaron Regent (former Chief Executive Officer), Peter Kinver (former Chief Operating Officer) and the Company were named as defendants in proposed class actions filed in Ontario, Alberta, Quebec and Saskatchewan between April and September 2014. Although there is no formal procedure for consolidating the Canadian proceedings, it is expected that the litigation will proceed in Ontario.

The Company has retained a U.S. and Canadian law firm to act as common defense counsel for the Company and the seven individual defendants. The costs of defending these actions are covered by the Company’s directors’ and officers’ insurance policy and amounted to $1.7 million in 2014. The complaints allege that the defendants made false and misleading statements to the investing public relating to the Pascua-Lama project. The Company is vigorously defending the class action complaints.

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board is committed to acting in the best interests of the Company and its shareholders. Sound corporate governance practices contribute to achieving our strategic and operational plans, goals and objectives. The Company’s current corporate governance policies and practices are consistent with the Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices. Barrick’s policies and practices also take into account rules of the Toronto Stock Exchange and the NYSE Standards, even though the majority of the NYSE Standards do not directly apply to us as a Canadian company. We have summarized below the significant difference between our corporate governance practices and NYSE Standards which are applicable to U.S. companies:

•	Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the TSX rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the TSX rules.

Barrick’s corporate governance framework includes the mandates and key practices of the Board and its committees, as well as a set of Corporate Governance Guidelines available on our website at www.barrick.com/company/governance. Additional governance information is available on Barrick’s website, including our Code of Business Conduct and Ethics and our Disclosure Policy.

Reference should also be made to the sections of this Circular titled “Our Corporate Governance Initiatives” and “Committees of the Board” on pages 8 and 21, respectively, for a description of recent changes to our corporate governance policies and practices and for details relating to the Board’s five standing committees.

Board Mandate and Responsibilities

Our Board is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate which describes its major responsibilities, goals and duties. Barrick has an experienced Board that has made a significant contribution to the success of the Company. With the four first time independent directors elected at the 2014 Annual Meeting and the two independent directors who joined the Board on July 30, 2014, the Board has gained access to fresh perspectives and the valuable experience of these nominees. See the section of the Circular titled “Our Corporate Governance Initiatives – Board Renewal” on page 8.

The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, our Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness. The full text of the Board’s mandate is set out in Schedule B to this Circular. Since our last annual meeting, the Board reviewed and approved its mandate.

Some of the Board’s major supervisory responsibilities are described below.

Strategic Planning

One of the Board’s major responsibilities is to review, with management, our strategic goals and objectives. Throughout the year, the Board reviews the Company’s operating plans and budgets, which take into account the opportunities and principal risks of our business. The Board is provided with regular updates on the implementation of our strategies, plans and budgets and any regulatory, environmental or social constraints that may impact the achievement of the Company’s business objectives.

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to efficiently and effectively assess risks so that they can be prioritized and addressed appropriately.

Risk is an inherent component of our business. However, effective enterprise risk management enables the Company to meet its strategic objectives. Barrick’s enterprise risk management model is focused on top-level risks and provides a framework to:

•	identify, assess and communicate inherent and residual risk;
•	embed enterprise risk management responsibilities into our operating model;
•	integrate risk responses into our strategic priorities and business plans; and
•	provide assurance to the senior leadership team and relevant Board Committees on the effectiveness of our risk control measures.

The Board oversees the Company’s enterprise risk and internal control frameworks principally through the Risk Committee, which is composed of a majority of independent directors. Through the Risk Committee, the Board receives regular reports on the management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks, and oversees the design and execution of Barrick’s financial risk management programs, including commodity, currency and interest rate hedging.

Through the Audit Committee, which is composed entirely of independent directors, the Board oversees risk management and major financial risks and financial reporting exposures, all as they relate to internal control over financial reporting. Through the Compensation Committee, also composed entirely of independent directors, the Board oversees the alignment of Barrick’s executive compensation programs with strategic priorities, including programs implemented to manage risks related to compensation practices. Through the Corporate Responsibility Committee, the Board oversees the development of risk management programs relating to Barrick’s environmental, safety and health, corporate social responsibility, security and human rights exposures.

Integrity of Internal Controls

The Board is responsible for overseeing the Company’s internal control environment. The Board exercises oversight of assurance activities designed to provide comfort on the effectiveness of internal controls principally through the Audit Committee. The Audit Committee regularly reviews reports from the heads of the Company’s governance and enterprise risk and internal audit groups, as well as from our independent auditor to assess the adequacy and effectiveness of our internal controls over financial reporting and disclosure controls and procedures and other controls considered critical to the management of enterprise level risks.

Through the Audit Committee, the Board oversees assurance relating to accounting and financial reporting and external disclosure. The Audit Committee also approves our consolidated financial statements and other external reporting and audit requirements. Through the Corporate Responsibility Committee, the Board oversees assurance relating to our environmental, safety and health, corporate social responsibility, security and human rights performance.

Succession Planning and Evaluating Senior Management

The Corporate Governance and Nominating Committee assists the Board in reviewing senior leadership succession, including for the Chairman and the Co-Presidents. The succession plans are based on Barrick’s talent management systems that identify candidates who have the skills, experience and leadership attributes needed for progression to a senior leadership role. During 2015, the Corporate Governance and Nominating Committee will regularly review succession plans for the Co-Presidents and other members of senior management and will be introduced to high-potential individuals in the Company.

The Corporate Governance and Nominating Committee, in consultation with the Lead Director, conducts an annual performance evaluation of the Chairman and provides a report on the performance evaluation to the Board and the Compensation Committee. The Compensation Committee recommends to the Board the Chairman’s total annual compensation. The Chairman conducts an annual performance review of the Co-Presidents and other senior executives with input from the Lead Director and reports to the Board and the Compensation Committee, as appropriate, regarding such review. The Compensation Committee recommends to the Board the total annual compensation for each of the Co-Presidents. The compensation of the Chairman, Vice-Chairman and Co-Presidents is approved by our independent directors. The Compensation Committee reviews and approves the annual compensation of the other senior executives based on the annual performance evaluation of such executives provided by the Chairman with input from the Lead Director. The Compensation Committee bases its recommendations on Barrick’s established policies and input from the Committee’s independent compensation consultant, as well as on the performance of each individual executive and the performance of the Company. Executive compensation is considered in the context of the overall stewardship and governance of the Company.

Communications and Shareholder Engagement

The Board is committed to engaging actively with our shareholders as part of its oversight and direction of the Company. Shareholders may provide feedback to our Board by writing to our Chairman care of the Corporate Secretary at the address set out below. Shareholders may also communicate directly with our independent directors by writing to our Lead Director care of the Corporate Secretary at the address set out below.

Attention: Corporate Secretary

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Fax: 416-861-2492

Email: corporatesecretary@barrick.com

We have adopted a Disclosure Policy that enshrines our commitment to providing timely, factual and accurate disclosure of material information about the Company to our shareholders, the financial community, and the public. The Company has adopted disclosure practices that ensure material information is not disclosed to investors, analysts or others on a selective basis in contravention of applicable securities laws. Any communications or meetings with our shareholders or others will comply with those disclosure practices. The Board reviews and approves the contents of major disclosure documents, including our Annual Report, quarterly reports to shareholders, Annual Information Form, and Information Circular. A copy of our Disclosure Policy is available on our website at www.barrick.com/company/governance, and shareholders will receive a paper copy on request.

Communications regarding our business and operations, financial results and strategy are provided by senior management periodically throughout the year in many ways, including our annual and quarterly reports, Annual Information Form, responsibility report, news releases, and through industry and investor conferences and meetings with analysts and significant investors. Management also hosts conference calls and webcasts for quarterly earnings releases and major corporate developments as soon as practical after they are publicly announced. These disclosure documents, investor presentations, conference calls and webcasts are available through our website at www.barrick.com/investors.

Shareholders may communicate their views to management through the Company’s Investor Relations department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Tel: 416-861-9911

Toll-free within Canada and United States: 1-800-720-7415

Fax: 416-861-2492

Email: investor@barrick.com

Corporate Governance

Through the Corporate Governance and Nominating Committee, which is composed entirely of independent directors, the Board monitors best practices in corporate governance, develops corporate governance guidelines and establishes appropriate structures and policies to allow the Board to function effectively and independently of management. The Corporate Governance and Nominating Committee recommends corporate governance policy changes to the Board as appropriate, and the Board approves our corporate governance guidelines annually. For a discussion of recent corporate governance policies and practices adopted by the Company please refer to the section of the Circular titled “Our Corporate Governance Initiatives – Other Corporate Governance Initiatives” on page 10.

Board Composition and Nomination of Directors

Shareholders elect directors annually to hold office until our next annual meeting or until their successors are elected or appointed. Shareholders vote for individual directors. Between shareholder meetings, the Board may appoint additional directors within the maximum number set out in the Articles of the Company and provided that, after such appointments, the total number of directors would not be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

The Corporate Governance and Nominating Committee, composed entirely of independent directors, regularly reviews the size and composition of the Board to ensure the Board has an appropriate level of skills, expertise, independence and financial acumen to:

•	fulfill the mandate of the Board;
•	provide effective oversight of an international corporation in the mining industry; and
•	staff five standing committees (three of which must be composed entirely of independent directors and the remaining two of which must be composed of a majority of independent directors).

Based on their assessment of the existing experience and strengths of the Board and the needs of the organization, the Committee and the Board determine the competencies, skills and personal qualities they should seek in new Board members. In selecting nominees as new directors, the Committee assesses the ability to contribute to the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that are appropriate and beneficial to the Company. The Committee and the Board also consider diversity criteria, such as gender, age and ethnicity, to ensure compliance with Barrick’s diversity policy.

Nominees for membership to the Board are recommended to the Board by the Committee. In identifying candidates, the Committee consults broadly with the other members of the Board and may, at its discretion, retain external consultants to assist with sourcing the best available candidates and/or consult with key shareholders and business leaders in Canada, the United States and elsewhere in the world. Throughout the director nomination process, the Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the Committee and other directors as appropriate. The Committee ultimately submits recommendations on Board composition to the full Board, which approves the nominees for submission to shareholders and election to the Board.

As described in this Circular under “Our Corporate Governance Initiatives – Board Renewal” starting on page 8, the Company has taken significant steps relating to Board renewal and increasing the number of independent directors on the Board. The experience and areas of expertise of all our nominees to the Board are described in their biographies starting on page 12 of this Circular.

Diversity Policy

In 2015, Barrick adopted a written diversity policy representing the Company’s commitment to increased diversity on the Board and in senior leadership positions. The policy does not establish any fixed targets regarding the representation of women on the Board or in senior leadership, including executive officer, positions because the Board does not believe that quotas or strict rules necessarily result in the identification or selection of the best candidates for Barrick’s highly specialized business. In addition, appointments of directors and senior leadership should be made, and should be perceived as being made, on the merits of the individuals and having a fixed target could impede the application of this principle. Instead, the policy articulates the Company’s desire to promote better corporate governance and performance and effective decision-making by having a diverse range of views and considerations represented at the Board and senior leadership levels. In considering directors for election to the Board, the policy requires the Board and the Corporate Governance and Nominating Committee to consider only highly-qualified candidates and to take into consideration the level of representation of women on the Board. The policy also requires the Board and the Corporate Governance and Nominating Committee

to consider diversity criteria more generally, such as age, ethnicity and geographical and industry background. The policy requires similar considerations to be taken into account by the Board, the Chairman and the Co-Presidents in making senior leadership appointments. In addition, the Company’s diversity policy requires the Corporate Governance and Nominating Committee to consider and recommend, where appropriate, the implementation of initiatives to promote gender diversity at the Board and senior leadership levels.

On an annual basis, as part of the Board’s performance assessment process, the Board will review the diversity policy and assess the Company’s progress at better ensuring diversity at the Board and senior leadership, including executive officer, levels. This review will enable the Board, on an ongoing basis, to assess the effectiveness of the diversity policy. A review of the Company’s progress in this regard will be included in our annual information circular.

Board Diversity

Barrick currently has two female directors on a Board of thirteen, representing 15% of the Board. Dr. Dambisa Moyo was first elected to the Board in 2011 and Nancy H.O. Lockhart was first elected to the Board in 2014. As part of its significant board renewal process undertaken in 2013 and 2014, Barrick prioritized finding at least one additional female director. In that regard, our executive search consultant, Egon Zehnder International Inc., was mandated to provide a list of qualified female director candidates. This process resulted in the election of Ms. Lockhart at the 2014 annual meeting.

The Company is committed to finding the most qualified candidates, based on the attributes and skill sets we have and the experience we need. In identifying and selecting candidates for the Board and assessing the relative effectiveness of the Board and its individual members, the Company will have regard to the objectives outlined in its new diversity policy, described above. The Company will also consider the attributes and skills of existing Board members and any additional skills that would assist the Company in achieving its long and short-term objectives. As part of the identification and selection process for potential candidates for the Board, the Corporate Governance and Nominating Committee is mindful of the benefit of diversity on the Board and the need to maximize the effectiveness of the Board and its decision-making abilities. Gender diversity is only one element of diversity that the Board considers important. The Corporate Governance and Nominating Committee considers several aspects of diversity within the context of the Company’s needs and objectives and its domestic and international operations, including each candidate’s relative background and experience, expertise, geographical representation, ethnicity, cultural background, disability, age, as well as gender.

For example, in addition to having two female directors, the Board is also comprised of members from various different geographical backgrounds (Canada, the United States, the Dominican Republic, the United Kingdom and Zambia). The Board members range in age from 46 to 77 years and come from a diversity of cultures. In addition, the existing Board members possess a range of expertise and knowledge garnered through experiences in a broad range of industries, including mining, finance, real estate, media, oil and gas, consumer products and education. Accordingly, in searches for new directors, the Corporate Governance and Nominating Committee considers the level of female representation on the Board, along with ways in which diversity can be increased in other areas.

Senior Leadership Diversity

In addition to Board diversity, Barrick understands the benefits of a diversified work force. While Barrick does not have a fixed target for the representation of women in executive officer positions, under its new diversity policy Barrick is committed to promoting diversity among its senior leadership and will consider the level of female representation and the other indicia of diversity, outlined above, when deliberating on hires and promotions regarding all senior leadership positions, including executive officers.

In identifying and considering potential candidates for senior leadership, including executive officer, appointments, the Board considers factors such as years of service, regional background, merit, experience and qualifications. In addition, unlike the identification and selection process for the Board, the diversity of the Company’s senior leadership team is driven by other factors, some of which are outside of the control of the Company, including the level of staff turnover, the times at which hiring and promotion opportunities arise, the available pipeline of staff with the necessary skills and experiences, and various other factors. Traditionally, the mining industry has been a male-dominated business, although more women are entering the industry. The Company has, and will continue to, assess and develop ways to promote women within the Company and to ensure women are provided greater opportunities for advancement within the Company.

As of March 18, 2015, there are eight women in vice-president roles at Barrick and one woman in a senior vice-president role, together comprising 21% of the Company’s officer group. None of the Company’s executive officers are women.

Board Leadership

On April 30, 2014, Mr. Peter Munk, Chairman Emeritus of the Company, retired from the Board and the Board appointed Mr. John Thornton, formerly Co-Chairman of the Board, as Chairman of the Board. The Chairman provides leadership and direction to the Board, and facilitates the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate. More specifically, the Chairman chairs each meeting of the Board and works in consultation with the Lead Director and Co-Presidents to, among other things, plan and organize the activities of the Board, and ensure that the Board has all the information it needs to discuss the matters brought before the Board. The Chairman also works with the Co-Presidents to develop strategies for the future growth of the Company and drive the overall execution of the Company’s strategic plan. From time to time, the Chairman meets with representatives of our shareholders and other stakeholders on behalf of the Board. The Board has no established policy on whether or not to have a non-executive chairman and believes that it is in the best interests of the Company and its shareholders for the Board to determine which director is best qualified to serve as Chairman.

Because the Chairman is not an independent director, the independent directors elect annually an independent director to serve as Lead Director. On February 18, 2015, Mr. Brett Harvey was re-elected as the Lead Director. The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and shareholders, and assists in maintaining and enhancing the quality of the Company’s corporate governance. Among other things, the Lead Director chairs meetings of the independent directors and non-executive directors following each Board meeting (including special meetings), participates in the annual performance evaluation of the Co-Presidents and has the responsibility of consulting with the Chairman regarding the agenda and associated materials for Board Meetings.

The responsibilities of the Co-Presidents are subject to the oversight of the Board and include general supervision of the business of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. The Co-Presidents are responsible for jointly managing day to day mining operations and Barrick’s relationships with host governments, local communities and other external stakeholders.

The Board has adopted position descriptions for the Chairman of the Board, committee chairs, Lead Director and Co-Presidents.

The Board believes it is functioning effectively under its current structure, and that the current structure provides appropriate oversight protections.

Expectations of Directors

The Board has adopted Corporate Governance Guidelines to promote the effective functioning of the Board and its committees which contain the expectations of how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish a minimum attendance requirement for directors of 75% of all Board and committee meetings, subject to extenuating circumstances, a minimum share ownership requirement for directors, and a requirement that directors make every reasonable effort to attend our annual meeting of shareholders.

Directors are permitted to serve as directors on boards of other organizations so long as such directorships do not create a conflict of interest with their duties to the Company. Directors are required to advise the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards. A copy of our Corporate Governance Guidelines is available on our website at www.barrick.com/company/governance, and shareholders will receive a paper copy on request.

Majority Voting Policy

The Company has adopted a majority voting policy as part of its Corporate Governance Guidelines. The majority voting policy provides that any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favour of their election must promptly tender his or her resignation to the Chairman of the Board. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected.

The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the Board must accept the resignation absent exceptional circumstances. The Board will have 90 days to make a final decision on the proposed resignation and will announce its determination by way of press release. The director will not participate in any Committee or Board deliberations on their resignation offer. If a resignation is accepted, the Board may appoint a new director to fill the vacancy.

Term Limits and Retirement Policy

Barrick does not impose term limits on its directors as we take the view that term limits are an arbitrary mechanism for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. Instead, we believe that directors should be assessed based on their ability to continue to make a meaningful contribution. Barrick’s annual performance review of directors assesses the strengths and weaknesses of directors and, in our view, is a more meaningful way to evaluate the performance of directors and to make determinations about whether a director should be removed due to under-performance. See “Annual Performance Assessments” below.

In 2014, the Corporate Governance and Nominating Committee, in consultation with the Lead Director, oversaw a rigorous annual assessment of the Board, the committees of the Board, and each director to evaluate the overall performance of the Board and to measure the contributions made by the Board as a whole, by each committee and by each director. See also “Our Corporate Governance Initiatives – Review of Board Assessment Process” on page 10.

Independence

The Board believes that it must be independent of management to be effective. The Board has adopted director independence standards consistent with the NYSE Standards and National Instrument 58-101. To be considered “independent”, the Board must make an affirmative determination, by resolution of the Board, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder or officer of another entity that has a relationship with the Company). In each case, the Board broadly considers all relevant facts and circumstances. The threshold for independence is higher for members of the Audit Committee, as required by National Instrument 52-110 – Audit Committees and the NYSE Standards. All members of the Audit Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees.

Generally, a director will not be deemed to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;
(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;
(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;
(d)	the director, or an immediate family member, has been within the last three years (but is no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;
(e)	the director is a current employee of the Company’s internal or external auditor;
(f)	an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice;
(g)	a director, or an immediate family member, received more than Cdn $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;
(h)	a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on that company’s compensation committee; or
(i)	a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to or received payments from the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home. A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues.

With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to Barrick of each of the director nominees and has determined that 10 of the 13 individuals nominated for election as directors at the Meeting are independent (G. Cisneros, J.M. Evans, N. Goodman, B.L. Greenspun, J.B. Harvey, N.H.O. Lockhart, D. Moyo, D. Naylor, S.J. Shapiro, and E.L. Thrasher). Two of the individuals who are considered non-independent are executive officers of Barrick (C.W.D. Birchall and J.L. Thornton). One individual who is considered non-independent (A. Munk) is a family member of Mr. Peter Munk, the former Chairman of the Board. The independence status of the director nominees is also set out in the Circular under the heading “Independence of Director Nominees” on page 9.

Interlocking Board Positions and Outside Board Memberships

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. The Company’s Corporate Governance Guidelines provide that directors should recognize that Board and committee service requires significant time and attention in order to properly discharge their responsibilities and that service on boards or committees of other organizations should be consistent with the Company’s conflict of interest standards as set out in our Code of Business Conduct and Ethics.

The Board has adopted guidelines limiting the number of board interlocks that can exist at any time to two. A board interlock occurs when two or more of Barrick’s directors also serve together as board members of another public company. As of March 18, 2015, there are no board interlocks on our Board.

Other Independence Mechanisms

The Board has established other important governance policies and practices to enhance Board independence including the following:

•	Each committee mandate provides that the committee may engage external advisors at Barrick’s expense.
•	To facilitate open and candid discussion among our directors, the Lead Director leads in camera sessions attended only by independent directors following every meeting of the Board. In addition, as a result of amendments made in March 2014, meetings of the Compensation Committee and Corporate Governance and Nominating Committee are held as in camera sessions. Members of management may attend by invitation as determined by members of the Committee. In 2014, there were six such in camera sessions of the Board and five, eight and eight in camera sessions of the Audit, Compensation, and Corporate Governance Committees, respectively, each attended only by independent directors.
•	Members of the Audit Committee may not serve on more than two public company audit committees, including Barrick, without Board approval.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the Code) that applies to all of our directors, officers and employees. The Code embodies our commitment to conduct our business in accordance with the highest standards of honesty, integrity and ethical behavior and all applicable laws and rules throughout our worldwide organization. The Code sets out fundamental principles that guide the Board in its deliberations and shape the Company’s business activities. The Code addresses, among other things:

•	compliance with laws, including laws prohibiting bribery and corruption
•	respect for human rights

•	accuracy of financial controls and records
•	avoidance of conflicts of interest
•	protection and proper use of Company assets
•	confidentiality
•	fairness in all our dealings
•	dignity and respect within working relationships.

The Code also deals with reporting of suspected unethical or illegal behavior. Barrick has established a toll-free compliance hotline and Internet web portal to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects our personnel to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising, in good faith, concerns or questions regarding ethics or Code matters. Any waivers of the Code may generally only be granted by a Co-President or the General Counsel. However, any waiver of the Code for directors or executive officers may only be granted by the Board or a committee thereof and will be disclosed to shareholders as required by applicable laws. To date, no waivers of our Code have been granted.

The Code was developed in consultation with the Corporate Governance and Nominating Committee. The Board monitors compliance with the Code through the Audit Committee which receives periodic reports from management with respect to any reports of alleged violations of the Code and any corrective actions taken by the Company. All supervisory and administrative employees are required to complete an annual certification confirming that they:

•	understand and agree to abide by the requirements of the Code;
•	are in compliance with the requirements of the Code; and
•	are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

The Company has also implemented an on-line component to its Code training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

Our Code of Business Conduct and Ethics is available on Barrick’s website at www.barrick.com/company/governance, and shareholders will receive a paper copy on request.

Conflicts of Interest

In addition to the independence requirements described above, our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and the OBCA specifically address conflict of interests involving directors. Pursuant to the Code, all of our directors are required to act in the best interests of the Company and to avoid conflicts of interest. Directors may not use their position to obtain any improper benefit for themselves. Our directors may not serve as officers or directors of, or otherwise be engaged with, a competitor, or potential or actual business partner of the Company without the prior written approval of the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee.

Our Corporate Governance Guidelines provide that directors are required to advise the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Section 132 of the OBCA addresses conflicts of interest of a director of an Ontario corporation such as Barrick. Among other things, the OBCA provides that a director of a corporation who (a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Such a director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless the contract or transaction relates to the director’s remuneration as a director or indemnity or insurance for services as a director, or is with an affiliate of the corporation.

Anti-Hedging Policy

The Company has a formal anti-hedging policy prohibiting all officers and directors from hedging the economic exposure of their share ownership and equity-based long-term incentive compensation. Our anti-hedging policy ensures that the interests of our officers and directors and the interests of our shareholders are one and the same.

Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com/company/governance.

As part of the Company’s corporate governance practices, the Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Barrick’s auditors. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised through their engagement for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Barrick’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

The Audit Committee has established a hiring policy for employees or former employees of the external auditors. Under our hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in or established pursuant to Section 206 of the Sarbanes-Oxley Act of 2002.

Board Orientation and Continuing Education

New members of the Board are provided with the necessary information about their roles, responsibilities and duties as Board members and about the Company, its business and the factors that affect its performance. Among other things, new directors:

•	meet with the Chairman, the Co-Presidents and the other members of senior management to discuss the nature and operation of our business; and
•	receive orientation packages that contain information concerning key legal requirements, the Company’s by-laws, the duties and responsibilities of directors, the mandates of the Board and its committees, the Company’s key policies, including our Code of Business Conduct and Ethics, and copies of our public disclosure documents.

On an ongoing basis, directors:

•	receive a comprehensive package of information prior to each Board and committee meeting;
•	receive reports on the work of committees of the Board following committee meetings;
•	participate in information sessions at Board and committee meetings on specific aspects of our business operations such as key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities;
•	have full access to our senior management and employees;
•	receive updates as appropriate between Board meetings on matters that affect our business and operations;
•	participate in continuing education sessions that are incorporated into regularly scheduled Board meetings and certain meetings of committees of the Board to the greatest extent practicable; and
•	are encouraged to participate in other available educational opportunities, at the Company’s expense, that would further their understanding of our business and enhance their performance on the Board.

Annual Performance Assessments

The Board has adopted an annual process to assess the functioning and effectiveness of the Board, the committees of the Board and individual directors. This assessment includes a self-assessment, Board assessment and peer evaluation. As part of this process for our year-end 2014 assessments, the Corporate Governance and Nominating Committee, in consultation with the Lead Director, oversaw a process pursuant to which interviews were conducted with each of the members of the Board using a detailed evaluation questionnaire relating to the performance and effectiveness of the Board and its committees, and individual directors. The interviews were conducted by the Lead Director and the Chair of the Corporate Governance and Nominating Committee and covered matters such as the operation of the Board and its committees, the adequacy of information provided to directors, Board oversight and effectiveness, the Board’s role in evaluating the compensation of management, and our strategic direction and process. Directors were also asked to evaluate their own overall performance and effectiveness as directors, as well as the overall performance and effectiveness of their peers. The Corporate Governance and Nominating Committee and the Lead Director reported their findings and recommendations, as appropriate, to the full Board. The Board discussed the evaluation to determine what, if any, action could improve Board, committee or individual director performance.

During 2014, the Board retained Professor John Coates of Harvard Law School and Professor Krishna Palepu of Harvard Business School to conduct an independent review of the annual performance assessment process used by the directors to assess the performance and effectiveness of the Board and its committees, their peers and themselves. As part of their engagement, Professors Coates and Palepu interviewed each of the directors and met with the Corporate Governance and Nominating Committee. The Board has considered the results of this evaluation and has determined that the Board’s existing annual assessment process is consistent with best practices.

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the Board) is responsible for the stewardship of Barrick Gold Corporation (the Company) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to the senior executives. The Board relies on the senior executives to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities shall include:

Oversight of Management

1.	Through the Corporate Governance and Nominating Committee and the Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the Chairman of the Board, the Co-Presidents and other senior executives.

2.	Through the actions of the Board and its individual directors and through Board’s interaction with and expectations of the senior executives, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the Co-Presidents and other senior executives of the Company, and that the Co-Presidents and other senior executives create a culture of integrity throughout the Company.

3.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

4.	Developing and approving position descriptions for each of the Chairman of the Board, Co-Presidents and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

5.	Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

6.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

7.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

8.	Approving annual and, either directly or through the Audit Committee, quarterly financial statements and the release thereof by management.

9.	Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including for the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

Business Strategy

10.	Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

11.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

12.	Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

13.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

14.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

15.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the Chairman of the Corporate Governance and Nominating Committee.

B-1

Corporate Governance

16.	Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

17.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

18.	Ensuring that the Board receives from senior executives the information and input required to enable the Board to effectively perform its duties.

19.	Overseeing, through the Corporate Governance and Nominating Committee and the Lead Director, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

20.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

B-2

SCHEDULE C

KEY CHARACTERISTICS

OF THE PERFORMANCE GRANTED SHARE UNIT (PGSU) PLAN

CHARACTERISTICS	DESCRIPTION
Eligibility	Partners
Maximum Potential Award	Awards under this plan are determined by multiplying (a) a multiple of base salary (ranging from one to six times) determined annually by the Compensation Committee which varies by job level and (b) a performance factor between 0% and 100% based on performance for the prior year evaluated using the Long-Term Company Scorecard
Minimum Award	0% of Maximum Potential Award
% of Total LTI	100% of Long-Term Incentive Awards
Term	Vests at the end of the third calendar year for PGSUs, plus a requirement to hold Common Shares until termination of employment (and potentially for up to two years beyond termination, depending on the circumstances of termination)
Vesting Criteria

■      Vest at the end of three years, but subject to further holding restrictions. Common Shares cannot be sold until a Partner retires or leaves the Company. See “Post-Vesting Treatment, Prohibitions, and Restriction Period” below for more detail

■       If the third anniversary of a grant date falls during a blackout period, PGSUs will vest on the second trading day following the expiration of the blackout period or the date that is 15 days prior to the expiry of the PGSU, whichever is first

Committee Discretion	The Compensation Committee has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all the Common Shares held by a participant, determined on a case-by-case basis, without shareholder approval
Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of our Common Shares on the trading day immediately preceding the date of grant on the Toronto Stock Exchange or New York Stock Exchange, as applicable
Vesting Value	At vesting, each PGSU award (grant plus dividend equivalents) will have a value equal to the closing price of our Common Shares on the Toronto Stock Exchange or the New York Stock Exchange, as applicable, on the vesting date (or, if the vesting date is not a trading day, then on the trading day immediately prior to the vesting date) multiplied by the number of PGSUs (including dividend equivalents accrued during the vesting period, where applicable)
Post-Vesting Treatment, Prohibitions, and Restriction Period

■      When PGSUs vest at the end of three years from the date of grant, the value vested (less appropriate taxes and other withholdings required by Applicable Law) is used by a third-party administrative agent to purchase our Common Shares on the open market

■       Common Shares purchased (referred to as Restricted Shares) are subject to sale, transfer, hedging, and pledging prohibitions until termination of employment (Restriction Period)

■      Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on Common Shares

■       Restricted Shares are held by the third-party administrative agent through termination of employment and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as determined in the section below

C-1

KEY CHARACTERISTICS OF THE PERFORMANCE GRANTED SHARE UNIT (PGSU) PLAN (CONT’D)

CHARACTERISTICS	DESCRIPTION
Treatment on Termination	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)
Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor)

■      Unvested PGSUs continued to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor (as defined in the PGSU Plan) during the continued vesting period

■      If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all PGSUs that have not vested at such time lapse and are forfeited

■ Prohibitions lapse and cease to apply to all Restricted Shares upon the termination of employment
	Disability or Death	■ Unvested PGSUs vest in the termination date or date of death, as applicable (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule)	■ Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable
	Resignation or Retirement Related to Joining, or Providing Services to, a Competitor or Termination with Cause	■ All unvested PGSUs lapse and are forfeited

■      Prohibitions lapse and cease to apply to all Restricted Shares in three tranches, as follows:

-      50% of the Restricted Shares on the Termination Date

-      25% of the Restricted Shares on the first anniversary of the Termination Date

-      25% of the Restricted Shares on the second anniversary of the Termination Date

	Termination of Employment Without Cause Within Two Years Following a Change in Control	■ Unvested PGSUs vest on the termination date (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule)	■ Prohibitions lapse and cease to apply to Restricted Shares pursuant to a bona fide third party take-over bid provided that the take-over bid is successfully completed
Dividend Equivalents	Dividends are credited or paid as and when declared	■ For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares

■      For Restricted Shares, dividends are paid in cash if and when declared on our Common Shares (other than stock dividends or other distributions paid in the form of additional Common Shares, which shall be treated as Restricted Shares)

Form of Payment	On and beyond termination, the form of payment varies with Unvested PGSUs and Restricted Shares

■      Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings)

■      Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period

■ Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply
Clawback	PGSUs are subject to the Clawback Policy implemented by Barrick in February 2014. Refer to page 48 for further details.

(1)	The Compensation Committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.

(2)	The Compensation Committee may, in its discretion, waive the prohibitions on the sale, transfer or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

C-2

SCHEDULE D

KEY CHARACTERISTICS

OF THE RESTRICTED SHARE UNIT (RSU) PLAN

CHARACTERISTICS	DESCRIPTION
Maximum Potential Award	100% of the target number of RSUs granted
Minimum Award	100% of the target number of RSUs granted, subject to clawback
Term	Thirty-three months (those granted in February 2015) Thirty-six months (those granted in February 2014) Thirty months (those granted before February 2014)
Vesting Criteria	Vest up to three years from the date of grant
Committee Discretions	The Compensation Committee has the discretion to designate the vesting date for RSUs at the time of grant, which may result in grants that vest in less than three years
Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of our Common Shares on the trading day immediately preceding the date of grant on the Toronto Stock Exchange
Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares
Payout Value	At vesting, each RSU award (grant plus dividend equivalents) will have a value equal to the average closing price in Canadian dollars of our Common Shares on the Toronto Stock Exchange during the last five trading days prior to the vesting date. The Compensation Committee has the discretion to adjust awards in unusual circumstances

Form of Payment	RSUs will be paid out in cash upon vesting, unless otherwise determined at the discretion of the Compensation Committee

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SCHEDULE E

KEY CHARACTERISTICS

OF THE PERFORMANCE RESTRICTED SHARE UNIT (PRSU) PROGRAM

CHARACTERISTICS	DESCRIPTION
Maximum Potential Award

200% of the target number of PRSUs granted, subject to the occurrence of all of the following:

■       Relative Total Shareholder Return is more than 20% above gold mining peers (see below)

■      Adjusted EBITDA, adjusted for commodity prices, is 20% or more above target each year, for all three years

■       Free Cash Flow, adjusted for commodity prices, is 20% or more above target each year, for all three years

Minimum Award

0% of the target number of PRSUs granted, subject to the occurrence of all of the following:

■       Relative Total Shareholder Return is more than 12.5% below gold mining peers (see below)

■      Adjusted EBITDA, adjusted for commodity prices, is 20% or more below target each year, for all three years

■       Free Cash Flow, adjusted for commodity prices, is 20% or more below target each year, for all three years

Term	Three years
Vesting Criteria

Vest based on the weighted sum of Relative Total Shareholder Return (50%), Adjusted EBITDA (adjusted for commodity prices, 25%), and Free Cash Flow (adjusted for commodity prices, 25%) performance at the end of the three year performance period. Performance is evaluated on a calendar year basis (from January to December), relative to three pre-determined targets:

1.     Relative Total Shareholder Return (50%)

Evaluated at the end of the three year performance period. Barrick’s three-year relative total shareholder return contributes one half of the potential PRSU award, determined based on the minimum and maximum potential award criteria above. Barrick’s total shareholder returns are measured against a performance peer group of seven gold mining companies that are comparable in terms of size, scope, and complexity (shown below). The performance peer group only includes gold mining companies to ensure that Barrick’s performance is being assessed against peers that are subject to similar commodity price fluctuations.

2013 Performance Peer Group (n=7):

	AngloGold Ashanti Ltd.*	Newcrest Mining Ltd.
	Agnico Eagle Mines Ltd.	Newmont Mining Corp.*
	Goldcorp Inc.*	Yamana Gold Inc.
Kinross Gold Corporation *

* Included in our mining peer group to reference executive compensation levels

2.     Adjusted EBITDA, adjusted for commodity prices (25%)

Evaluated annually during the three-year performance period against the relevant performance target as forecasted at the beginning of each year. The three-year average of each annual performance factor contributes one quarter of the potential PRSU award, determined based on the minimum and maximum potential award criteria above.

3.     Free Cash Flow, adjusted for commodity prices (25%)

Evaluated annually during the three-year performance period against the relevant performance target as forecasted at the beginning of each year. The three-year average of each annual performance factor contributes one quarter of the potential PRSU award, determined based on the minimum and maximum potential award criteria above.

(Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2014 for further details regarding the calculation of Adjusted EBITDA and Free Cash Flow and a reconciliation of these measures to the most directly comparable IFRS measures.)

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KEY CHARACTERISTICS OF THE PERFORMANCE RESTRICTED SHARE UNIT (PRSU) PROGRAM (CONT’D)

CHARACTERISTICS	DESCRIPTION
Committee Discretion

The Compensation Committee has the discretion to adjust PRSU awards if any materially unusual circumstances occur during the performance period. Examples of these unusual circumstances include:

■       A significant portion of the peers are acquired during the performance cycle (i.e. the three-year period),

■        Takeover speculation significantly inflates Barrick’s stock price,

■       A peer is targeted for acquisition, but the acquisition is not completed by the end of the performance period, and

■        EBITDA or Free Cash Flow performance in a given year is significantly impacted by factors outside the control of management

The Compensation Committee also has the discretion to annually adjust performance metrics, specifically Adjusted EBITDA and Free Cash Flow, for the following factors that are deemed to be outside the control of management:

(a)   Annual average market gold and copper prices

(b)   Royalty and tax rates that are estimated in advance upon completion of the forecasted Adjusted EBITDA (adjusted for commodity prices) and Free Cash Flow (adjusted for commodity prices) performance each year

Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of our Common Shares on the trading day immediately preceding the date of grant on the Toronto Stock Exchange
Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares
Payout Value	At vesting, each PRSU award (grant plus dividend equivalents), if earned, will have a value equal to the average closing price in Canadian dollars of our Common Shares on the Toronto Stock Exchange during the last five trading days prior to the vesting date. The Compensation Committee has the discretion to adjust awards in unusual circumstances
Form of Payment	Earned PRSUs will be paid out in cash upon vesting

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